EXHIBIT D

Government of Jamaica

This description of the Government of Jamaica is dated as of July 12, 2023 and appears as Exhibit (D) to the Government of Jamaica’s Annual Report on Form 18-K to the US Securities and Exchange Commission for the fiscal year ended March 31, 2023.

Recent Developments

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the novel coronavirus (“COVID-19”) outbreak a global pandemic. On March 10, 2020, the Ministry of Health & Wellness reported the first confirmed case of COVID-19 in Jamaica.

During 2022, the Government implemented COVID-19 travel requirements, curfews, work from home arrangements, stay-at-home measures, gathering limits and curfews to stop the spread of the virus. As of March 18, 2022, the order under the Disaster Risk Management Act was withdrawn and the prohibition on events and the curfew were lifted. The order was replaced with the Public Health Enforcement Measures (Coronavirus, COVID-19). On April 15, 2022, the following orders expired under the Public Health Enforcement Measures (Coronavirus COVID-19 Order 2022):

•	the requirement for people travelling to Jamaica to present a negative COVID-19 test certificate for a test conducted no earlier than three days prior to the date of departure for Jamaica; and

•	the requirement for each person in an enclosed place to which the public has access, to wear a mask fitted to that person’s face so as to cover the nose and mouth.

Under the Public Health (Enforcement Measures) (Coronavirus COVID-19) Order, 2022, several orders remain in effect as at March 31, 2023. First, individuals who have tested positive for COVID-19 are required to adhere to certain guidelines. They are mandated to stay at their place of residence, excluding the yard, unless they need urgent medical attention. As much as possible, they should remain in quarantine at their residence. It is also important for them to inform the health department within their parish of residence and comply with the directions provided by the Medical Officer (Health). These directions pertain to the designated place of quarantine and the duration of the quarantine, in accordance with the COVID-19 discharge protocols outlined by the Ministry responsible for Health and Wellness.

Second, owners or operators of various establishments have responsibilities to uphold. This includes businesses, places of worship, educational institutions, restaurants, cinemas, gaming establishments, and other public-access premises. They are obligated to ensure the availability of hand washing stations or hand sanitizing equipment. The placement of these facilities is crucial to ensure that individuals entering the premises have the opportunity to sanitize their hands upon entry or to wash or sanitize their hands before accessing the premises, lunch area, or recreation area.

Impact of COVID-19 on Jamaica

At this stage, the Government is still assessing the full impact of the COVID-19 pandemic on the economy and in particular, on tourism. For FY 2020/21, all industries were negatively impacted by COVID-19 and measures implemented to stem the spread of the virus locally and globally. Real Gross Domestic Product (“GDP”) was estimated to have contracted by 11.0%, the largest recorded contraction, and reflected declines in all industries with the exception of the construction and producer of government services industries. The largest contractions were recorded in the hotels and restaurant industry, a decline of 65.6%, other services (which includes recreational, sporting & cultural activities), a decline of 28.2% and transport, storage and communication, a decline of 13.5%.

For the first nine months of FY 2021/22, the Jamaican economy grew by 8.8%, reflecting growth in all industries except the mining and quarrying industry, which declined by 31.7%. The decline in the mining and quarrying industry was mainly due to a fire at the JAMALCO refinery in August 2021. The main driver of growth were hotels and restaurants, which increased by 133.9%, other services, which increased by 14.4%, and agriculture, forestry & fishing, which increased by 12.2%.

For FY 2022/23, the Jamaican economy grew by 4.7%, reflecting growth in all industries except the mining and quarrying and construction industries, which declined by 1.5% and 3.7%. The decline in the mining and quarrying industry was mainly due to the closure and subsequent limited reopening of the JAMALCO Alumina plant. The main drivers of growth were, hotels and restaurants, which increased 34.2%, other services, which increased 10.4%, and agriculture, forestry & fishing, which increased 8.1%.

The growth in the hotels and restaurants industry was supported by an increase in employed labor force in the accommodation and food services activities, which captures a significant share of the tourism sector. Employment in the industry group grew by 12.7% to 109,700 persons. This is however, below the pre COVID-19 levels (January 2020) by 2,000 persons. Preliminary data on tourism expenditure for the first 10 months of FY 2022/23 revealed a 57.3% increase to US$3,238.6 million relative to the corresponding period in FY 2021/22. This increase was supported by a 103.5% increase to 3,106,284 persons in total visitor arrivals for the first 10 months of FY 2022/23 relative to FY 2021/22. The growth in total visitor arrivals reflected an increase in stopover arrivals of 68.6% to 2,197,441 visitors and cruise passenger arrivals to 980,633 visitors compared with 91,876 in the corresponding period of FY 2021/22.

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. The tourism sector employed 12.6% of the employed labor force in October 2019, and when the borders closed as a result of the COVID-19 pandemic, approximately 90% of the tourism sector staff were laid off. Visitor arrivals increased by 278% and stopover arrivals increased by 216.5% during the first three months of 2022 as compared to 2021. As of July 2022, there were approximately 109,700 directly employed persons in the accommodation sub-sector, an increase of 12.7% from 97,300 persons as of July of 2021. This is 0.3% above the number of persons employed at the end of 2019 before the occurrence of the COVID-19 pandemic. Visitor arrivals increased by 120.1% and stopover arrivals increased 55.5% during the first two months of 2023 as compared to the same period in 2022. For the first two months of 2023, cruise passengers totaled 300,237 compared with 49,870 passengers during the same period in 2022.

In October 2020, the Inter-American Development Bank (the “IDB”) provided the Government with a US$100.0 million policy-based loan for Support to Health Systems Strengthening for the Prevention and Care Management of Non-Communicable Diseases Programme II. In March 2021, as a response to the effects of the COVID-19 pandemic on public health and the economy, both the IDB and the World Bank provided policy loans in the amounts of US$75.0 million and US$150.0 million respectively. In March 2022, the Government received a US$150.0 million policy based loan for strengthening the Fiscal Policy and Management Programme in response to the Health Crisis and Economic Effects of the COVID-19 pandemic.

COVID-19 Vaccination Plan

The Government currently maintains a vaccination program (the “National COVID-19 Vaccination Program”) that started in March 2021, with three phases of eligibility. The Government is participating in the COVAX (COVID-19 Global Access) Facility co-led by the Coalition for Epidemic Preparedness Innovations (“CEPI”), Gavi, (the Vaccine Alliance Gavi), UNICEF, Pan American Health Organization (“PAHO”) and the WHO in order to procure vaccine doses.

Delivery of vaccines to Jamaica commenced on March 8, 2021. As of March 31, 2023, the Government had 59,895 Johnson & Johnson and 197,320 Sinopharm vaccine doses in stock, and no Pfizer or AstraZeneca doses remaining.

According to the Ministry of Health & Wellness, as of March 31, 2023, approximately 1,522,749 people have been vaccinated in Jamaica, of which 755,872 people have received at least two doses, which is approximately 27.9% of the population.

Jamalco Refinery Fire

On August 22, 2021, the powerhouse at the Jamalco refinery suffered fire damage. Operations resumed in July 2022, with alumina production starting in August 2022 on one digester unit. By December 2022, alumina production was approximately 2,000 tonnes per day. The second digester unit was online in February 2023, which increased the production by 50% to approximately 3,100 tonnes per day. The second phase of the restoration is in progress to improve the reliability of the fuel system. The third phase is to be completed in 2025 and is currently in the design and procurement stage. All of the insurance payments have been received.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica (“BOJ”) for US dollars on June 30, 2023 was J$154.62 per US$1.00.

Foreign Exchange Rates

Foreign Exchange Rates Year	Average for Period(1)	End of Period	Percentage Change(2) (End of Period)
	(spot weighted average ask in J$ for US$)
2018	129.53	127.72	2.17
2019	134.02	132.57	3.80
2020	142.84	142.65	7.60
2021	151.80	155.09	8.72
2022	153.88	152.05	(1.96)

Foreign Exchange Rates Month/Year	Average for Period(3)	End of Period	Percentage Change (End of Period)(4)
	(spot weighted average ask in J$ for US$)
January 2023	153.95	154.10	1.35
February 2023	154.89	153.71	(0.26)
March 2023	152.65	150.91	(1.82)
April 2023	153.38	153.31	1.59
May 2023	155.10	155.83	1.64
June 2023	155.32	154.62	(0.78)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior year.
(3)	The monthly average exchange rates are calculated as the weighted average of all rates traded measured against the volumes traded within the month.
(4)	As compared to the prior month.

Source: Bank of Jamaica

PRESENTATION OF CERTAIN INFORMATION

All references in the annual report on Form 18-K to “Jamaica” and the “Government” are to the Government of Jamaica, unless otherwise indicated. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America, or US, all references to “€” are to Euro and all references to £ are to Great Britain Pounds. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2022”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2021/22” or “FY 2022/23”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in JA dollars. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and “n.a.” for economic or financial data that is not available.

Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

JAMAICA

Caribbean Sea
N
W
E
S
Montego Bay
Ocho Rios
Negril
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
CUBA
MEXICO
HAITI
DOM. REP.
JAMAICA
Kingston
BELIZE
Puerto Rico (U.S.)
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

SUMMARY

The following is a summary of Jamaica’s economic information for the five years ended and as at December 31, 2022. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

Summary of Economic Information

	2018	2019	2020	2021	2022
DOMESTIC SECTOR(1)
Nominal GDP (J$ millions)	2,027,251.1	2,110,432.5	1,966,928.4	2,210,218.6	2,623,255.0
Nominal GDP (US$ millions) (2)	15,725.4	15,857.8	13,830.4	14,638.7	17,119.7
Total Value Added (J$ millions) at basic price(1)(2)	1,656,166.7	1,714,513.2	1,642,514.7	1,823,751.0	2,138,059.9
Real GDP(J$ millions) at basic price(3)	773,517.3	781,023.8	703,543.0	735,915.7	774,342.4
Real GDP at basic price (US$ millions)(2)(3)	11,250.9	11,360.0	10,233.1	10,703.9	11,262.9
Percent Change in Real GDP(3)	1.8	1.0	(9.9)	4.6	5.2
Real GDP at basic price per capita (J$/person)(3)	283,502.5	285,823.7	n.a.	n.a.	n.a.
Real GDP (J$ millions) at market price	892,084.8	900,045.3	n.a.	n.a.	n.a.
Real GDP at market price (US$ millions)(2)	12,975.4	13,091.2	n.a.	n.a.	n.a.
Percent change in Real GDP at market price	1.9	0.9	n.a.	n.a.	n.a.
Real GDP at market price per capita (J$/person)	326,958.8	329,380.8	n.a.	n.a.	n.a.
Inflation
Consumer Price Index (Percent Change)	2.4	6.2	5.2	7.3	9.4
Interest Rates (%)(4)
Weighted Average Loan Rate	13.5	12.5	11.8	11.5	11.4
Weighted Average Deposit Rate	1.3	1.1	1.1	1.1	1.6
Treasury Bill Yield(5)	2.1	1.6	0.9	4.3	8.2
Unemployment Rate (%)(6)	8.7	7.2	10.7	7.1	6.6
EXTERNAL SECTOR (US$ millions)
Average Annual Nominal Exchange Rate (J$/US$)	129.5	134.0	142.8	151.8	153.9
Export of Goods (f.o.b)	1,961.0	1,653.2	1,250.6	1,480.8	1,901.5
Alumina	1,122.1	706.8	425.8	387.7	224.0
Sugar	16.0	10.2	6.6	6.7	3.6
Imports of Goods (c.i.f)	6,220.7	6,451.3	4,802.9	6,026.7	7,809.6
Goods Balance	(3,514.8)	(4,031.3)	(2,948.5)	(2,781.8)	(4,608.0)
Current Account Balance	(243.8)	(302.6)	(156.9)	149.3	(129.8)
Gross Foreign Direct Investments	774.6	665.4	325.1	320.5	318.7
Net Foreign Direct Investments	761.9	219.4	318.4	264.3	258.4
Increase/(Decrease) in Reserves	(202.9)	157.1	(36.4)	874.6	(24.5)
Net International Reserves of the Bank of Jamaica	3,005.4	3,162.5	3,126.1	4,000.8	3,976.2
Weeks of Coverage of Goods Imports(7)	32.8	33.8	54.0	54.3	37.5
PUBLIC FINANCE (J$ millions)(8)
Revenue and Grants	628,985.2	649,759.2	575,401.1	720,557.0	827,775.11
Expenditure	604,597.5(9)	630,354.4	635,911.3	698,895.5	819,988.99
Fiscal Surplus (Deficit)	24,387.7	19,404.8	(60,510.2)	21,661.5	7,786.12
Fiscal Surplus (Deficit) as a % of Nominal GDP	1.2	0.9	(3.1)	0.9	0.3
Primary Surplus	153,575.8(10)	150,892.1	68,527.7	158,709.3	159,161.1
Primary Surplus as a % of Nominal GDP	7.5	7.1	3.5	6.8	5.8
Loan Receipts	114,180.1	126,060.1	221,924.9	149,597.5	118,293.5
Amortization	132,990.1	169,046.6	159,085.5	159,791.1	161,630.7
Overall Surplus (Deficit)	(1,691.9)	42,660.0	(31,299.3)	(5,059.5)	30,674.5
Overall Public Sector Surplus (Deficit)(11)	8,609.4	20,168.2	(62,142.2)	15,428.5	52,144.88
Overall Public Sector Surplus (Deficit) as a % of Nominal GDP	2.4	1.0	-3.2	0.7	1.9
PUBLIC DEBT
Domestic Debt (J$ millions)(12)	752,120.9	743,902.1	776,483.2	824,074.0	845,782.4
Percent of Nominal GDP	37.1	35.1	39.5	37.3	32.2
Public Sector External Debt (US$ millions)	9,936.6	9,253.4	9,179.9	9,164.4	9,013.7
Percent of Nominal GDP	63.5	57.8	66.6	64.3	52.2
Total Public Sector Debt (J$ millions)	1,951,655.9	1,999,491.6	2,072,505.1	2,216,476.9	2,184,835.0
Percent of Nominal GDP	96.1	94.3	105.4	100.3	83.3
External Debt Service Ratio	11.5	15.1	15.8	11.8	12.5
TOURISM
Total Visitor Arrivals	4,318,600	4,234,150	1,329,675	1,535,165	3,330,680
Occupancy Rate (% Hotel Rooms)	67.0	64.2	35.9	44.4	63.0
Visitor Expenditures (US$ millions)	3,305.5	3,638.8	1,256.0	1,290.6	3,621.4

(1)

The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 2003 to 2007.

(2)	Calculated using the mid-point of the exchange rate from the exports and imports.

(3)	At constant 2007 prices.
(4)	Interest Rates are on domestic currency loans and deposits.
(5)	Tenors of Treasury Bills are approximately 182 days.
(6)

The Jamaica Labour Force Survey is a quarterly survey conducted in January, April, July, and October. The unemployment rates reported are those for the October quarter of the respective year. Includes all persons without jobs, whether actively seeking employment or not. Unemployment rate for 2022 is as at July 2022 as no survey was conducted for October 2022.

(7)	Calculated on the basis of gross international reserves.
(8)	Fiscal year data from April 1 to March 31. For example, 2018 refers to the period April 1, 2018 to March 31, 2019.
(9)	This figure of J$604,597.5 million excludes BPO capital expenditure of J$1,649.6 million. With BPO inclusion, the total expenditure would be J$606,247.1 million.
(10)	This figure of J$153,575.8 million is higher because of the exclusion of BPO capital expenditure. With the BPO inclusion, the primary surplus would be J$151,926.2 million.
(11)	Overall Public Sector comprises the central government of Jamaica (the “Central Government”), governmental statutory bodies and authorities and government-owned companies.
(12)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and the Public Service and Jamaica Tourist Board

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca,” which means “Land of Wood and Water.” In 1655, Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by a limited representative government in the late 19th and early 20th centuries. The Government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative.” The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People,” which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy—Principal Sectors of the Economy—Tourism.”

From 2011 to 2019, Jamaica’s population grew at an average annual rate of 0.2% per year. This low rate of population growth is primarily due to declining birth rates. At December 31, 2019, Jamaica’s population was estimated at 2,734,092, an increase over the estimates for December 31, 2018 population of 2,730,982. The most recent population and housing census in 2011 reported that 46.1% of Jamaica’s population lives in rural areas while 53.9% lives in urban areas. Jamaica’s official language is English, and a dialect is also spoken by the majority of the population. A new census exercise, which commenced in FY 2022/23, is currently underway.

Society

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary cycle of two years, followed by a primary cycle of six years, a secondary cycle of seven years, post-secondary and tertiary education. The education and training sector focuses on the development of the population, from early childhood through to the tertiary level and beyond. One focus is being placed on increasing the Government’s involvement at the early childhood education level in order to increase access to better quality education. Jamaica is also transforming the educational system with the introduction of schools focused on science, technology, engineering and math. This will help to increase the country’s level of skill in these four areas.

The Government has embarked on a new learner-centered curriculum (National Standards Curriculum) geared at fostering the development of critical thinking and higher order skills at the primary and secondary levels.

The HEART/NSTA Trust is the facilitating and coordinating body for technical and vocational workforce development in Jamaica. The HEART/NSTA Trust provides access to training, development of competence, assessment and certification to working age Jamaicans. It also facilitates career development and employment services island-wide. Training is provided both in the workplace (enterprise-based) as well as through formal Technical, Vocational and Educational Training (“TVET”) institutions and TVET special programs. Programs have also been implemented to increase access to all, especially unattached youths. As at March 2023, the HEART/NSTA Trust directly administered training in 26 institutions island-wide and over 76 community training interventions.

The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at 21 state institutions including community colleges, the Caribbean Maritime University, the University of Technology, the University of the West Indies and 47 private institutions including the University of the Commonwealth Caribbean, Northern Caribbean University, and International University of the Caribbean.

The HEART/NSTA Trust offers programs that target adults with low literacy and numeracy skills. According to the 2008 Jamaica Survey of Living Condition Survey Literacy Module, 91.7% of the population was “literate,” with 78.3% being “functionally literate” and 13.4% having only “basic literacy,” while 8.3% were “illiterate.” Data provided by UNESCO Institute for Statistics estimates the 2014 adult literacy rate (15 years and above) was approximately 88.1% (83.4% male and 92.7% female).

Recent macro- and micro-economic developments have resulted in an overall decline in the unemployment rate. In July 2022, the number of unemployed persons was 89,700, a decrease of 20.3% from 112,500 in July 2021. The unemployment rate was 6.6% in July 2022, a decrease from 8.5% in July 2021. See “The Jamaican Economy—Employment and Labor.” The unemployment rate in Jamaica during the past ten years has decreased from a high of 14.4% in April 2012 to a low of 6.0% in April 2022.

The Government remains committed to prioritizing effective coverage by the social protection system, which has proven to be a social stabilizer during the pandemic experience. The Government’s efforts have focused on extending the reach of social benefits and services to the most vulnerable, as well as stemming negative impacts on livelihoods and employment, and emerging welfare risks. This was effected through several key programs and provisions over the period.

The major cash transfer program – Programme of Advancement Through Health and Education (“PATH”) – and supporting interventions under its suite of social protection provisions expended just over J$9.5 billion in 2022 to provide income support through bi-monthly cash transfers and other grants and stipends to PATH families. An additional J$215.5 million was spent to support thousands of PATH beneficiaries engaged at the post-secondary and tertiary levels of education. In June 2022 the Government effected an 18.5% increase in the PATH cash transfer, to benefit all categories of beneficiaries. The Social Pensions Programme targeting citizens 75 years and older who had no pensions or state support provided J$326.6 million to just over 12,000 seniors registered for the program, for calendar year 2022.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2022:

Social Indicators

	2018		2019		2020	2021	2022[3]
Real GDP at market price per capita(1)	J$	326,958.8	J$	329,380.8	n.a.	n.a.	n.a
Real GDP at basic price per capita(1)	J$	283,502.5	J$	285,823.7	n.a.	n.a.	n.a
Perinatal Mortality Rate (per thousand)(2)		27.8(3)		26.8(3)	25.4(3)	25.5(3)	27.1(3)

(1)	In constant 2007 prices.
(2)

Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth. Please note that the statistics for Perinatal Mortality Rate are only reflective of the public secondary and tertiary health care facilities; no inference should be made of the primary health care facilities or Jamaica as a whole.

(3)	Provisional.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health—Planning and Evaluation Branch.

Governmental Structure and Political Parties

The Jamaica Constitution (“Constitution”) is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became a politically independent country on August 6, 1962. It includes a revised Charter of Fundamental Rights and Freedom (the “Charter”), 2011. To amend the ordinary provisions of the Constitution, a vote by the majority of all the members of each House of Parliament is required. For entrenched provisions, such as those in the Charter, (i) a three month period must elapse between the introduction of the bill into the House of Representatives and the commencement of debate on the whole bill, (ii) a further three month period must elapse between the conclusion of the debate and the passage of the Bill and (iii) a positive vote by at least two-thirds of the majority of all the members of both houses of Parliament. Deeply entrenched provisions, such as those relating to the monarchy and parliament require an additional step for amendment: the bill passed in both houses must be approved by the votes of the majority of the electorate via a national referendum.

Jamaica has a parliamentary cabinet system based upon the British Westminster model and is a member of the British Commonwealth. The executive authority of Jamaica is vested in the British Monarch (King Charles III) and is exercised on his behalf by the Governor-General of Jamaica who is appointed, who is appointed upon the recommendation of the Prime Minister. The Governor-General appoints as Prime Minister the member of the House of Representatives who, in the judgment of the Governor-General, is able to command the support of the majority of the members of the House of Representatives.

The Parliament of Jamaica comprises the Monarch, the Senate and the House of Representatives. The Senate consists of 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Parliamentary Opposition. The House of Representatives consists of 63 elected members. The President of the Senate presides over sittings of the Senate, while the Speaker of the House presides over sittings of the House. The constitutional life of the Parliament is five years but general elections for all seats in the House of Representatives may be called earlier. General elections are constitutionally due every five years, at which time all seats in the House of Representatives are up for election. The Constitution permits the Prime Minister to call elections at any time within or shortly beyond the five-year period, as specified.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than eleven other Ministers, who are members of the two Houses of Parliament. No fewer than two and no more than four ministers must be selected from the Senate. The Governor-General appoints all Ministers upon the recommendation of the Prime Minister.

The Jamaican legal system is based on English common law and practice. The courts consist of the Judicial Committee of the Privy Council in England (Jamaica’s final appellate court), the Court of Appeal, the Supreme Court, the Parish Courts, and the Petty Sessions Courts. The Caribbean Court of Justice, in its original jurisdiction hears and determine matters from Jamaica relating to the interpretation and application of the Revised Treaty of Chaguaramas (“Revised Treaty”) establishing the Caribbean Community (“CARICOM”) and Common Market.

Two major political parties dominate Jamaica’s political system, the Jamaica Labour Party (“JLP”) and the Peoples’ National Party (“PNP”). Jamaica held its most recent parliamentary general election on September 3, 2020. Resulting from that election, the JLP won a majority of the valid votes cast, and the Most Honorable Andrew Holness was re-elected and re-appointed to serve as Prime Minister. The Most Honorable Andrew Holness is independent Jamaica’s ninth Prime Minister. The next election is constitutionally due to be held no later than December 2025. However, the Prime Minister, as constitutionally permitted, can decide to call an election before this date.

In addition to the national governing bodies, local government is administered through 13 municipal corporations and the Municipality of Portmore. The results of the last local government election, which took place on November 28, 2016, accorded the JLP, eight of the twelve municipal corporations (that is including the Kingston and St. Andrew Municipal Corporation (“KSAMC”)). The PNP and JLP tied in the St. Thomas Municipal Corporation. The PNP won the Municipality of Portmore.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than 11 other members of the two Houses of Parliament. No fewer than two, and no more than four members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

The following table shows the parliamentary electoral results for the past seven general elections:

Parliamentary Electoral Results

	1993	1997	2002	2007	2011(1)	2016	2020
People’s National Party	52	51	34	28	42	31	14
Jamaica Labour Party	8	9	26	32	21	32	49

(1)	Following a Boundaries Revision exercise conducted between April 2008 and March 2010, the number of constituencies (parliamentary seats) was increased from sixty to sixty-three.

Source: Office of the Prime Minister.

The Honorable Dr. Nigel Clarke was reappointed Minister of Finance and the Public Service on September 7, 2020. Prior to this, Dr. Clarke served as Ambassador of Economic Affairs, representing Jamaica’s interests with multilateral institutions and as a Senator in the Upper House of the Jamaican Parliament between 2013 and 2015.

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. Jamaica is a member of the United Nations and its affiliated institutions, including the Food and Agriculture Organization, the International Monetary Fund (“IMF”), the World Bank Group, the World Health Organization, the World Tourism Organization, the World Intellectual Property Organization, the International Seabed Authority, the United Nations Environment Program and the United Nations Conference on Trade and Development (“UNCTAD”). It is also a member of several other regional and international bodies, including the World Trade Organization (“WTO”), the Organization of African, Caribbean and Pacific Group of States (“OACPS”), formerly known as the African, Caribbean and Pacific Group of States (“ACP”), the Association of Caribbean States, CARICOM, the Commonwealth, the Latin American and Caribbean Economic System, the Organization of American States (“OAS”) and the Community of Latin American and Caribbean States.

The new OACPS-EU Partnership Agreement replaces the ACP-EU Cotonou Partnership Agreement which has expired. The new partnership agreement was initialed by both parties on April 15, 2021, pending signature and ratification. However, signature of the new Agreement has been delayed which has necessitated the extension until June 2023 of the transitional measures to allow the continued application of the provisions of the Cotonou Partnership Agreement, pending the signing of the new partnership agreement in Samoa. It is anticipated that the signing will take place by the end of June 2023 before the transitional period comes to an end. Jamaica is party to the CARIFORUM-EU Economic Partnership Agreement (“EPA”), the CARIFORUM-UK Economic Partnership Agreement, and CARICOM Bilateral Trade Agreements with Colombia, Costa Rica, Cuba, Dominican Republic and Venezuela. It is also a beneficiary of the Caribbean Basin Economic Recovery Act and the Caribbean-Canada Trade Agreement (“CARIBCAN”). In addition, Jamaica benefits from the trade preferences extended unilaterally by some countries under the Generalized System of Preferences (“GSP”) scheme.

Jamaica receives preferential tariff treatment on most of its products pursuant to the trade agreements described below.

The WTO Agreements

Jamaica currently trades with the 164 members of the WTO on the basis of the Most Favoured Nation (“MFN”) and National Treatment principles, except in specific cases where it trades with members under regional trade agreements provided for in Article 24 of the General Agreement on Tariffs and Trade and Article V of the General Agreement on Trade in Services, or where it benefits from preferences under the Enabling Clause, some of which are non-reciprocal and unilateral, such as the Generalized System of Preferences. Jamaica also benefits from other non-reciprocal preferential market access schemes provided by WTO members under the legal cover of waivers obtained within the context of Article 9 of the Marrakesh Agreement.

The WTO provides a forum for exchanging liberalization commitments through successive rounds of multilateral trade negotiations. The current round, called the Doha Development Agenda (“DDA”), was launched in 2001 and should have ended in 2005. Limited progress has been made in the DDA to further reform multilateral trade rules. Deep divisions among WTO members on certain areas of the negotiations, including agriculture, non-agricultural market access and special and differential treatment/development, have contributed to lack of progress in the overall negotiations.

A breakthrough in the round was reached at the ninth WTO Ministerial Conference held in Bali, Indonesia, in December 2013, with the adoption of the WTO Agreement on Trade Facilitation (the “TF Agreement”). The TF Agreement entered into force on February 22, 2017, when two-thirds of the WTO membership at the time (108 members out of 162) ratified the agreement. Jamaica ratified the agreement on January 19, 2016.

A further breakthrough in the round was reached at the tenth WTO Ministerial Conference held in Nairobi, Kenya, from December 15 – 19, 2015. The Ministerial Decision on Export Competition was adopted with a view to eliminating export subsidies in agriculture that can distort competition, such as export credits, export credit guarantees and other types of export financing.

The 11th WTO Ministerial Conference was held December 10 – 13, 2017, in Buenos Aires, Argentina (“MC11”). The conference did not result in breakthroughs in any of the key areas in the DDA negotiations; however, Ministerial Decisions were adopted in various areas of the WTO work program, such as the fisheries subsidies negotiations, electronic commerce and the Work Progamme on Small Economies. The Ministerial Decision on the WTO Fisheries Subsidies Negotiations was an important outcome at MC11. It states that the negotiations on fisheries subsidies should be concluded by 2019, reflecting the WTO’s commitment to achieving the UN SDG 14.6, which calls for comprehensive and effective disciplines on fisheries subsidies. WTO members were not able to conclude the negotiations on fisheries subsidies by the 2019 deadline due to, inter alia, the range and complexities of the issues involved.

Building on the mandates emanating from the 11th WTO Ministerial Conference (“MC11”), member states advanced the WTO’s work program on fisheries subsidies, electronic commerce and small economies, in preparation for the 12th WTO Ministerial Conference (“MC12”).

The MC12 concluded on June 17, 2022 in Geneva, Switzerland, with the adoption of multilaterally negotiated outcomes in a number of critical areas. These include the WTO’s Emergency Response to Food Insecurity, which underscored, inter alia, the commitment to take concrete steps to facilitate trade and improve the functioning and long term resilience of global markets for food and agricultural products by keeping markets open, the World Food Programme (“WFP”) Food Purchases Exemptions from Export Prohibitions or Restrictions, which requires members to agree not to impose export restrictions on foodstuff purchased by the WFP on a non-commercial, humanitarian basis, and the WTO Response to the COVID-19 Pandemic and Preparedness for Future Pandemics, which provides the framework for how the Organization should contribute to the international response to deal with the COVID-19 pandemic and how to build resilience to future pandemics. In addition, there were key decision on an Agreement on Trade-related Aspects of Intellectual Property Rights (“TRIPS”) which waives patents rights under the WTO TRIPS Agreement for the next five years to facilitate the development, distribution and access to COVID-19 vaccines and an Agreement on Fisheries Subsidies which sets out a partial outcome in the fisheries subsidies negotiations by establishing disciplines which prohibit subsidies for illegal, unreported and unregulated (“IUU”) fishing, overfished stocks and fishing in the unregulated high seas.

Fisheries subsidies, WTO reform and Agriculture, however, have been flagged as among the main priority areas for negotiation leading up to the thirteenth Ministerial Conference of the World Trade Organization (“MC13”), which is slated to be held in Abu Dhabi, United Arab Emirates in February 2024.

In preparation for MC13, Member States continue to engage on the priority matters such as the second phase of negotiations for the Fisheries Subsidies Agreement for agreement on provisions related to over-capacity and overfishing and special and differential treatment, with several weeks dubbed Fish Week dedicated to advancing the discussions. Other processes include the establishment of the Work Programme to address food security concerns of Least Developed Countries (“LDCs”) and Net Food Importing Developing Countries (“NFIDCs”) in the Committee on Agriculture in November 2022 aimed at recommending concrete solutions by the end of 2023; continued discussions and proposals on WTO reform, including review of the Dispute Settlement Body; dedicated sessions on Small Economies in the Committee on Trade and Development held in March 2023; and dedicated sessions on the electronic commerce program.

Caribbean Community (CARICOM)

The Treaty of Chaguaramas (the “Treaty”) establishing CARICOM was signed in 1973 by four English-speaking Caribbean countries. It was subsequently signed by other countries.

Between 1997 and 2001, CARICOM Member States (each a “Member State”) negotiated a revision of the Treaty to expand the scope of the Common Market (the free movement of goods) by establishing a single market and economy, which would provide for four additional core freedoms: the free movement of persons/labor, services, capital and the right to establish businesses in any Member State participating in the CARICOM Single Market and Economy (“CSME”). Consequently, the Revised Treaty of Chaguaramas (the “Revised Treaty”) establishing the Caribbean Community, including the CSME, was signed by the following Caribbean countries in July 2001: Antigua, Barbuda, Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Jamaica, Montserrat, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, and Trinidad and Tobago. Haiti later signed the Revised Treaty on July 4, 2003.The Bahamas and Montserrat signed the Revised Treaty but do not participate in the CSME. They are Members of the Community as set forth in the Revised Treaty.

In January 2006, the implementation of the provisions of the CSME was initiated by Jamaica, Barbados, Belize, Guyana, Suriname and Trinidad and Tobago. The Bahamas and Montserrat are members of the Caribbean Community, but are not participating in the CSME. A 2009 audit conducted by the CARICOM Secretariat indicates that Jamaica is far advanced in implementing its obligations under the Revised Treaty.

Additionally, the Revised Treaty provides for the establishment of the single economy, which would include the harmonization of fiscal and monetary policies and the establishment of a common currency. The single economy requires a great degree of legislative and economic policy harmonization among Member States, and covers areas in which the region has not yet been able to find policy convergence. At a CARICOM Heads of Government retreat held in May 2011, Heads of the Government agreed to consolidate the gains of the CSME “before taking any further action on certain specific elements, such as the movement towards a single currency.”

As it relates to the five regimes that comprise the core pillars of the CSME (goods, services, capital, right of establishment, and free movement of skilled nationals), Member States are at different levels of implementation. For example, with respect to the free movement of skilled nationals, only Barbados, Belize, Jamaica, Grenada, Guyana, Saint Lucia and Trinidad and Tobago have passed legislation to facilitate the free movement of the first ten categories of skilled nationals on which CARICOM had originally agreed. Barbados and Trinidad and Tobago also formally recognize the two newest categories of Private Security Officers (Security Guards) and Agricultural Workers, which were finalized and approved by CARICOM Heads at their 43rd Regular Meeting held in July 2022. Two Member States (St. Vincent and the Grenadines and Suriname) have passed legislation to facilitate nurses and teachers. The remaining Member States (Antigua and Barbuda, Dominica and St. Kitts and Nevis) only recognize five categories in their legislation. These Member States have been facilitating through administrative measures the other five categories.

CARICOM Heads adopted the Contingent Rights Protocol and the Public Procurement Protocol. Jamaica is a signatory to the Contingent Rights Protocol but has not commenced its provisional application due to some concerns regarding the treatment of non-CARICOM spouses and the tools of trade issue. Work is underway to implement practical solutions to facilitate the Contingent Rights Protocol through administrative measures.

In light of ongoing implementation challenges, at their 31st Inter-Sessional Meeting in February 2020, CARICOM Heads approved the implementation of a further implementation and strategy plan. Taking into consideration the slow pace of implementation and constant shifts in agreed timelines, it was agreed that there was an urgent need to review the strategy for implementation of the CSME in Member States, and the Prime Ministerial Sub-Committee on the CSME was mandated to urgently develop a new strategy and program for implementation. Heads of Government of CARICOM at their 33rd Inter-Sessional Meeting, held on March 1 and March 2, 2022, approved a strategy for CSME implementation, the Implementation Plan for an Effective CSME. The Plan takes on board all stakeholders, namely Member States, the CARICOM Secretariat, Lead Prime Minister for the CSME, organs of the community and regional institutions, with specific timelines for the realization of the activities therein. Given the constraints of some Member States in facilitating the free movement of the categories of skilled nationals requiring a Caribbean vocational qualification, Jamaica is implementing a scholarship program to offer assistance in building technical, vocational education and training capacity across the region.

At the regional level, a number of other instruments – draft codes, protocols, model legislation and draft sectoral and regional policies – relating to the CSME are being negotiated. Jamaica is participating actively in these negotiations, several of which are far advanced and some which have been approved by the region. They include, inter alia, the CARICOM financial cooperation and macroeconomic support instruments and the Draft Policy Framework on Mergers and Acquisitions. The CARICOM Trade Policy for Animals and Animal Products, which creates a uniform framework to handle requests from third countries to export meat and meat products to countries in the region, was endorsed by the 104th Special Meeting of the CARCOM Council for Trade and Economic Development (“COTED”) - Agriculture in July 2022. Jamaica deposited its instrument of accession to the CARICOM Multilateral Air Services Agreement with the CARICOM Secretary-General in March 2022. With respect to the financial cooperation instruments, the policies on credit reporting and deposit insurance were approved by the region.

Trade with Latin America

Jamaica, as part of CARICOM, has concluded bilateral trade agreements with Venezuela, Colombia, Cuba, the Dominican Republic and Costa Rica. These agreements were negotiated pursuant to Article 80 – Coordination of External Trade Policy of the Revised Treaty. Jamaica has ratified the agreements with the Dominican Republic, Colombia, Costa Rica and Cuba. In November 2017, CARICOM and Cuba ratified the Second Protocol to the CARICOM-Cuba Trade and Economic Cooperation Agreement which expanded the range of goods traded under preferential arrangements between the two parties. CARICOM is currently engaged in negotiations with Colombia on the expansion of preferential market access under the CARICOM–Colombia Technical and Economic Cooperation Agreement. The parties agreed on a schedule which contemplated the completion of the negotiations in three rounds by the end of 2022. However, outstanding information from Member States delayed the finalization of CARICOM’s initial offer and the holding of Presidential elections in Colombia at the end of June 2022 also contributed to the deadline of end-2022 being missed.

Caribbean-Canada Trade Agreement (CARIBCAN)

The 1986 CARIBCAN is an agreement between Canada and all CARICOM countries, except Haiti and Suriname. This agreement establishes a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of duty-free access to the Canadian market for a range of eligible imports from beneficiary CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve the trade and economic development prospects of the region, promote new investment opportunities, and encourage enhanced economic integration and cooperation with Canada and within the region. After more than twenty years of CARIBCAN’s existence, the parties commenced negotiations in 2009 for a CARICOM-Canada Trade and Development Agreement that would allow reciprocal access for Canadian companies to the Caribbean market in a range of areas, including goods as well as services and investment. The negotiations were suspended in May 2015. However, the CARIBCAN arrangement remains in force. CARIBCAN is facilitated in the WTO by waivers to Article 1 of the 1994 GATT/WTO Agreement and the most recent waiver is set to expire on 31 December 2023. In early May 2023, Canada applied for and received an extension of the WTO waiver for CARIBCAN to December 31, 2033.

The Caribbean Basin Initiative

The Caribbean Basin Initiative (“CBI”), which was initially launched in 1983 with the enactment of the Caribbean Basin Economic Recovery Act (“CBERA”), was amended in 1990 to increase market access to the United States. In 2000, the United States further expanded the CBI with the enactment of the Caribbean Basin Trade Partnership Act (“CBTPA”). The CBTPA provides preferential access for a number of products previously excluded from the CBI. The CBTPA expired on September 30, 2020. On October 10, 2020, legislation extending the CBTPA preferences until September 30, 2030 came into force when it was signed into law by President Donald Trump. It is now Public Law 116-164 entitled “Extension of the Caribbean Basin Economic Recovery Act”. As with CARIBCAN, the CBERA is facilitated in the WTO by waivers to Article 1 of the 1994 GATT/WTO Agreement. The United States applied for and received a new WTO waiver for the CBERA in October 2019. The waiver will expire on September 30, 2025.

Generalized System of Preferences

Under the aegis of the UNCTAD, the GSP was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The GSP is an export-promotion tool with the objectives of increasing the export earnings of developing countries, promoting industrialization in developing countries and accelerating the rate of economic growth in developing countries. Jamaica continues to benefit from preferences extended unilaterally under the GSP schemes of, among other countries, Australia, Japan, New Zealand, Norway and Switzerland.

OACP/European Union Partnership Agreement

In February 2000, the European Union and the African, Caribbean and Pacific (“ACP”) States, concluded negotiations for a new 20-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the CPA, in February 2001 and, following ratification by 75% of ACP member states and all European Union members, the agreement formally entered into force on April 1, 2003. The agreement was reviewed in 2005 and 2010. The trade provisions of the CPA have been replaced by the EPA, as described below.

The negotiations on the new Partnership Agreement between the OACPS and the EU, which replaces the Cotonou Partnership Agreement, were concluded on December 3, 2020. The agreement was initialed by the OACPS and the EU on April 15, 2021. In June 2022, the EU and the OACPS agreed to extend the transitional measures until June 2023 to allow the smooth transition from the extended application of the Cotonou Partnership Agreement to the OACPS-EU Partnership Agreement. Reservations regarding the agreement have been lifted and it is anticipated that it will be signed before the end of June 2023 in Samoa. Under the OACPS-EU Partnership Agreement, the EU’s new tool for programming development cooperation resources is the Neighbourhood Development and International Cooperation Instrument (“NDICI”) which forms the legal basis for development cooperation between the EU and the OACPS for the 2021-2027 period.

Organization of African, Caribbean and Pacific of States

The Georgetown Agreement established the ACP in 1975 and was revised in 2020 to form the international organization known as the Organization of the African, Caribbean and Pacific States (“OACPS”). The OACPS was established on April 5, 2020 following endorsement by the 9th Summit of ACP Heads of State and Government in December 2019 in Nairobi, Kenya.

The CARIFORUM-EU Economic Partnership Agreement (EPA)

The EPA between the Caribbean Forum of ACP States (CARICOM and the Dominican Republic, i.e., “CARIFORUM”) and the European Union is a reciprocal trade agreement, which was signed in October 2008 by the European Union and 14 CARIFORUM States, with the exception of Haiti, which signed the agreement in December 2009. Jamaica is currently applying the EPA provisionally, pending ratification.

The EPA is a comprehensive and development-oriented trading arrangement which replaced the previous non-reciprocal trading arrangement between the European Union and the ACP countries.

Under the EPA, the European Union committed to remove immediately all tariffs and quotas on exports from CARIFORUM, with the exception of rice, sugar and arms and ammunition. The quotas for rice and sugar have since been removed. In the case of rice, full liberalization took place in 2010; for sugar, it took place in 2015. Under the EPA, the EU has not liberalized its market for arms and ammunition. Under the EPA, exporters of CARIFORUM-originated goods are accorded duty-free and quota-free access to the European Union market.

Unlike the European Union, CARIFORUM States will reduce tariffs on a phased basis. The European Union’s exports into CARIFORUM are to be liberalized over a period of 25 years with exclusions and long phase–in periods for sensitive products. 75% of all CARIFORUM’s imports of agricultural and fisheries products have been excluded from liberalization under the EPA. These sensitive products will continue to be protected by tariffs applied by CARIFORUM States. The tariff liberalization process under the EPA must be completed by January 1, 2033. The first reduction in tariffs began in January 2011. Jamaica has implemented the nine phases of the required tariff reductions under the EPA in January 2011, January 2013, January 2015, January 2017, January 2018, January 2019, January 2020, January 2021, January 2022 and January 2023. The tariff reductions are made automatically on an annual basis.

The EPA goes beyond trade in goods to include trade in services. The agreement requires the European Union to remove restrictions on CARIFORUM’s services exports, including through allowing the supply of services into its member states by contractual services suppliers in 29 sub-sectors and 11 sub-sectors for independent professionals.

The EPA also addresses trade-related issues between the parties, primarily intellectual property rights, competition, electronic commerce, public procurement, and personal data protection. The agreement goes further to provide for parties to undertake development cooperation in a number of areas, ranging from the development of supply-side capacity, including the development of trade-related infrastructure, to the enhancement of the tourism sector and cultural cooperation.

There are several institutions established under the EPA to oversee its implementation, monitoring and review. These bodies are (i) the Joint CARIFORUM-EU Council convened at the ministerial level; (ii) the CARIFORUM-EU Trade and Development Committee convened at the level of senior officials; (iii) the CARIFORUM-EU Parliamentary Committee involving the parliamentarians; (iv) the CARIFORUM-EU Consultative Committee to promote dialogue among civil society; (v) the Special Committee on Customs Cooperation and Trade Facilitation to monitor the operation of Protocol 1 on Rules of Origin; (vi) Technical Sub-committee on Development Cooperation; and (vii) Special Committee on Agriculture and Fisheries. The parties have also agreed to establish a Special Committee on Services. Work is underway to formally establish the Committee. The parties have developed a Monitoring and Evaluation (“M&E”) framework pursuant to Article 5 of the agreement. The Joint Task Force on Monitoring the Operations of the CARIFORUM-EU EPA, established to expedite the establishment of an M&E system, agreed in principle to a framework for a joint monitoring System, as well as agreed on outcome and compliance indicators. A trial run of the M&E framework system is currently underway at the CARIFORUM level.

The Joint Declaration to the signing of the EPA provides for review of the agreement every five years. The first review was held in 2015 and the second five-year review was due in 2020 but was postponed due to the COVID-19 pandemic. It is anticipated that the technical work being undertaken by the Joint Task Force on the 2020 review of the EPA will be completed shortly to allow for the review by the CARIFORUM-EU Joint Council. The evaluation is expected to examine the impact of the EPA and the costs and consequences associated with its implementation, trade performance under the agreement and the existing bottlenecks to further expansion of trade between the two members.

The CARIFORUM-UK Economic Partnership Agreement

The CARIFORUM-UK Economic Partnership Agreement, which mirrors the EPA, was signed in March 2019, by the UK, Jamaica and eight other CARIFORUM States (Barbados, Belize, Dominica, Grenada, Guyana, St. Kitts and Nevis, St. Lucia and St. Vincent and the Grenadines). The Bahamas, Trinidad and Tobago, and the Dominican Republic subsequently signed the agreement between April and June 2019 and Suriname subsequently signed the agreement on April 13, 2021. Jamaica commenced the provisional application of the CARIFORUM-UK EPA on January 1, 2021, following the UK’s withdrawal from the EU Single Market and Economy on December 31, 2020. This has allowed for the granting of preferential treatment to goods originating in the UK, until the necessary legislative amendments are made. Jamaica has already undertaken all of the requisite tariff reductions to grant preferential access to UK goods into the Jamaican market with the most recent tariff reduction made on January 1, 2023.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism, and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period, a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “—The Jamaican Economy—Privatization.” Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers have reduced or eliminated production disincentives and anti-export biases.

In the early 1990s, the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, taxes have been streamlined and simplified to facilitate compliance and greater efficiency in tax collection, and a number of tax exemptions have also been eliminated. The Government is continuously assessing its current tax legislation and has been implementing a series of tax reforms. See “Public Finance—Taxes and Tax Reform.”

In 2009, Jamaica introduced a new strategic plan to achieve developed country status by 2030 called Vision 2030 Jamaica (“Vision 2030 Jamaica”). The plan is based on the following seven guiding principles: transformational leadership, partnership, transparency and accountability, social cohesion, equity, sustainability, and urban and rural development. Vision 2030 Jamaica seeks to redefine the strategic direction of Jamaica by moving from dependence on lower forms of capital, such as tourism and basic agricultural commodities, to higher forms of capital, such as cultural, human, knowledge, institutional and services capital stocks. Jamaican business owners face challenges that primarily stem from global factors that include high energy prices, including the price of oil, and, in some sectors, high commodity prices. See “—The Jamaican Economy—Principal Sectors of the Economy.”

Economic Reform Program

During FY 2022/23, the Government continued on its comprehensive Economic Reform Program (“ERP”) which it began in FY 2012/13, while continuing to tighten fiscal policy. The main pillars of the ERP were:

•	structural reforms to boost economic growth and employment;

•	actions to improve price and non-price competitiveness;

•	upfront fiscal adjustment, supported by extensive fiscal reforms;

•	debt reduction, including active debt management, to place public debt on a sustainable path, while protecting financial system stability; and

•	improved social protection programs.

The ERP included a heavy and front-loaded reform agenda to support a prompt economic recovery, maintain social cohesion, build labor capacity and improve productivity. Accordingly, measures were implemented to improve access to credit, reduce bureaucracy and other limiting factors in the business environment, and to improve labor market flexibility. This reform agenda was focused on actions to strengthen public financial management, introduce a fiscal rule, reform the tax system, improve the business climate, move towards inflation targeting and reform of the securities dealers sector. See “The Monetary System—Legislation and Regulation” and “Public Finance—Taxes and Tax Reform.” These fiscal reforms were essential to a sustained fiscal consolidation effort to promote debt reduction. Structural reforms to achieve higher and sustained growth were pivotal to long-term economic stability and increased welfare of the population.

To alleviate the possible adverse impact of fiscal adjustment on the most vulnerable, the program included a floor on social spending for the most vulnerable in the population. The Government also recognized that safeguarding the financial sector was critical, and consequently had established a Financial Sector Support Fund to offer assistance, if needed, to financial institutions that participated in the debt exchange of 2013. See “The Monetary System—Legislation and Regulation.”

A key part of the ERP was a growth strategy that would focus on investment in:

•	the consolidation of Jamaica as a logistics hub for shipment;

•	information technology;

•	agriculture;

•	infrastructure development;

•	diversification of the tourism product;

•	sustainable energy; and

•	the promotion of a more business-friendly environment with respect to government agency administration, workforce and access to credit for smaller to medium-sized businesses.

Some of the impact of the ERP was reflected in the improvement in Jamaica’s ranking in the ‘Ease of Doing Business’ report, published by the World Bank. Specifically, based on the Ease of Doing Business 2020 report, Jamaica ranked 71st for the year 2019 relative to 85th in 2014/2015. This progress was mainly based on improvements in access to financing, ease of access to electricity as well as reductions in impediments to starting a business. This improvement also reflected the efforts towards implementing key structural reforms which augur well for a sustainable medium-term growth path for Jamaica. In 2021, the World Bank discontinued the Ease of Doing Business report. The World Bank is in the process of developing a new report through the Business Enabling Environment Project.

IMF Arrangements

Stand-By Arrangement

In February 2010, the Government entered into a 27-month Stand-By Arrangement (“SBA”), with the IMF in the amount of 820.5 million special drawing rights (“SDR”) (approximately US$1.3 billion). The SBA supported the Government’s economic program aimed at restoring macroeconomic stability and creating conditions for improved growth. This program included critical steps and policy reforms to tackle fiscal and debt imbalances and other underlying vulnerabilities. The program was designed to assist the country in the establishment of fiscal and debt sustainability over the medium term. As such, the program focused on facilitating tax reform, rationalization of the public sector and reform of public financial systems. See “—Public Sector Indebtedness—The Jamaica Debt Exchange,” “—Public Finance—Taxes and Tax Reform” and “—The Jamaican Economy—Privatization.”

As part of the SBA, the Government undertook a structural reform agenda, which included reforms to fiscal institutions, public entities, debt management, and the financial sector. As part of these reforms the Government passed the Fiscal Responsibility Framework (“FRF”), launched its strategic and comprehensive domestic liability management program and implemented a variety of reforms impacting the financial system. The SBA approved by the IMF Board in February 2010 went off-track within a year, as the program’s targets for improving the Government’s budget position were missed, which in turn eroded confidence, lowered economic growth and resulted in acute balance of payments pressures. In the absence of the scheduled reviews under the SBA, no further performance targets were established to form the basis for further drawdowns. See “Public Sector Indebtedness—External Debt.”

Extended Fund Facility

On May 1, 2013, the Executive Board of the IMF approved a request by the Government for a four-year extended arrangement extended fund facility (“EFF”) in an amount of SDR 615.4 million (approximately US$932.3 million) based on exchange rates published by the IMF on January 31, 2013, the equivalent of 225% of the Government’s quota in the IMF. This EFF superseded the SBA. The purpose of the EFF was to support the Government’s comprehensive ERP described above. The total amount disbursed under the EFF amounted to approximately US$515.7 million.

Pursuant to the terms of the EFF, its implementation and progress was monitored through the quarterly review quantitative performance criteria, indicative targets and structural benchmarks. See “—General.” The quantitative performance criteria established targets relating to, among other things: the primary balance of the Central Government; tax revenues, the overall balance of the public sector, the aggregate amount of Government direct debt, the aggregate amount of Government guaranteed debt, the aggregate amount of Government accumulation of domestic arrears, the aggregate amount of Government accumulation of tax refund arrears, the consolidated Government accumulation of external debt payment arrears, the amount of Government social spending, the cumulative change in the Government’s net international reserves and the cumulative change in the Government’s net domestic assets.

Precautionary Stand-By Arrangement

A Memorandum of Understanding (“MOU”), which was submitted to the IMF on October 21, 2016, embodied the tenets of the Government’s economic reform agenda. Coupled with other measures and prior actions, the board of the IMF approved a three-year Precautionary Stand-By Arrangement (“PSBA”) on November 11, 2016 for FY 2016/17 through FY 2019/20 in an amount of SDR 1,195.3 million (approximately US$1,640.8 million), the equivalent of 312% of Jamaica’s quota in the IMF. Following this approval, SDR 300.1 million (approximately US$412.0 million) was made available for the country to access immediately and the remaining funds will become accessible to Jamaica in six tranches upon successful completion of semi-annual program reviews.

The new SBA replaced the EFF in the penultimate quarter of FY 2016/17 and it is treated as a precautionary arrangement. In addition to the commitment to maintaining macroeconomic stability, reducing public debt and addressing a wide range of structural issues initially raised under the EFF, the SBA incorporates a renewed focus on unlocking Jamaica’s growth potential through structural reforms and combating crime and national security challenges.

The total amount accessible under the PSBA amounted to US$1,435 million. On November 4, 2019, the Executive Board of the IMF completed its sixth and final review of Jamaica’s performance under the PSBA and the PSBA expired prior to the end of 2019.

Rapid Financing Instrument (“RFI”)

On May 15, 2020, the Executive Board of the IMF approved Jamaica’s request for emergency financial assistance amounting to 100% of its quota under the IMF’s RFI. The total facility amounted to approximately SDR 382.9 million (US$520 million). The proceeds of the facility will help meet the country’s urgent payments needs stemming from the COVID-19 pandemic, while promoting additional support from development partners. The interest rate charged on the RFI loan is equivalent to a basic rate of 1.05% plus a service charge of 0.50% for a 1.55% total. The repayment period of the RFI loan is 3.25 to 5 years.

The Executive Board of the IMF approved a disbursement in the amount of SDR 382.9 million (approximately US$520 million, 100% of quota) for Jamaica under the Rapid Financing Instrument (“RFI”). These resources are aimed at helping to meet urgent balance of payment needs stemming from the COVID-19 pandemic, while catalyzing additional support from development partners. On February 22, 2022, US$159.5 million was withdrawn from the RFI.

Precautionary and liquidity Line (PLL) and Resilience and Sustainability Facility (RSF)

On March 1, 2023, the Executive Board of the International Monetary Fund (IMF) approved a 24-month arrangement under the Precautionary and Liquidity Line (“PLL”) with access to US$968 million (190 percent of quota), to provide insurance against risks from higher commodity prices, a global slowdown, tighter-than-envisaged global financial conditions, and new COVID outbreaks. The authorities plan to treat the PLL as precautionary.

The Executive Board also approved an arrangement under the Resilience and Sustainability Facility (“RSF”) for US$764 million (150 percent of quota) to strengthen physical and fiscal resilience to climate change, advance decarbonization of the economy, and manage transition risks. The RSF is expected to catalyze funding for climate priorities from other official lenders and the private sector.

The following table summarizes Jamaica’s reform measures under the RSF:

Reform Measures (“RM”) Under the RSF

Pillars	Reform Measures (“RM”)	Description	Target Date
Pillar 1: Building Fiscal and Physical Resilience to Natural Disasters and Climate Change	RM 1	The Ministry of Finance and Public Service (“MOFPS”) to adopt a National Natural Disaster Risk Financing (“DRF”) policy.	1st Precautionary Liquidity Line Review (End-June 2023)
RM 2

The Development Bank of Jamaica in consultation with the MOFPS to modify the Policy and Institutional Framework for the Public-Private Partnership (“PPP”) policy Program of the Government of Jamaica to include climate requirements in PPP project agreements from project identification to contract management and revise the PPP Standard Operating Procedure Manual to reflect these requirements.

1st PLL Review (End-March 2023)
RM3:

The Public Investment Appraisal Branch (“PIAB”) to define a methodology to conduct climate impact assessments at project appraisal stage (project proposal stage) and incorporate the methodology in the Public Investment Management System (“PIMS”) handbook

2nd PLL Review (End-Dec. 2023)
	RM4	The Planning Institute of Jamaica (“PIOJ”) to define and publish project selection criteria including climate change criteria.	2nd PLL Review (End-Dec. 2023)
	RM5	The MOFPS to conduct and publish in the Fiscal Risk Statement quantitative analysis of the fiscal risks generated by climate change.	3rd PLL Review (End-March 2024)
	RM6	The MOFPS to submit to parliament an amendment to the Financial Administration and Audit Act to establish a National Natural Disaster Reserve Fund	2nd PLL Review (End-Dec. 2023)

(“NDRF”) subaccount under the consolidated fund account. In parallel, the MOFPS to approve financial regulations for a transparent administration and reporting of the NDRF.
Pillar 2: Strengthening Mitigation/Promoting Renewables	RM7	The MOFPS to submit to parliament a bill to incentivize investment in renewables through fiscal measures.	3rd PLL Review (End-June 2024)
	RM8	The Ministry of Science, Energy and Technology (“MSET”) to submit to parliament the electric vehicle policy, in line with the objectives in paragraph 23 of the Written Statement.	1st PLL Review (End-June 2023)
	RM9	The MSET to approve guidelines adapted to the type and purpose of the structures, to reduce energy use in schools, hospitals, and public buildings for the existing and new structures.	1st PLL Review (End-June 2023)

Pillar 3: Greening the Financial Sector	RM10	BOJ to publish a climate risks assessment (including a diagnostic of related climate and environmental risks detailing the current governance and regulatory regime) and define a timeline to embed these risks in supervisory activities and related databases for the development of climate risks assessments.	2nd PLL Review (End-Dec. 2023)
RM11

RM11: Adopt a monitoring framework that improves data collection and establishes the reporting requirements for financial institutions to implement Climate Related Financial Risks stress testing and for the BOJ to gradually integrate climate risks in supervision and macroprudential policy formulation.

3rd PLL Review (End-June 2024)
	RM12	Establish an institutional framework for green-bond issuance and trading.	3rd PLL Review (End-June 2024)

Source: International Monetary Fund Country Report No. 23/105 (March 2023).

Fiscal Responsibility Framework

As part of its economic reform agenda, Jamaica is committed to strengthening its fiscal discipline by adopting a number of programs, the main one being the FRF. The FRF requires the Government to adopt a number of initiatives including the following:

•	preparing medium-term goals and explaining deviations, should there be any;

•	more comprehensive reporting in several areas and empowering the Financial Secretary to obtain fiscal information from all public sector entities;

•	strengthening accountability to Parliament in areas such as corporate plans and budgets of public bodies and increasing oversight of overall fiscal policy;

•	establishing quantitative ceilings on debt stock, fiscal balance and wages within a specific time frame;

•	requiring the Ministry of Finance and the Public Service to present to Parliament, at the time of the annual budget, a fiscal policy paper with plans and policies for developing the country; and

•

establishing a revised budget calendar, which includes the simultaneous tabling of the Estimates of Revenue and Expenditure in a timely manner to effect approval no later than March 31, commencing with the FY 2015/16 budget.

The FRF is the centerpiece of a number of other initiatives aimed at achieving fiscal consolidation. These other initiatives include a medium-term expenditure framework, the establishment of a centralized treasury management system and the enhancement and consolidation of legislation governing debt management generally. See “Public Finance—Central Government Budget.”

The Minister of Finance announced in May 2018 that the Government of Jamaica will be taking steps to design, legislate and establish an Independent Fiscal Council to strengthen the FRF. This process to establish the Independent Fiscal Council has already commenced. The Independent Fiscal Council is intended to secure Jamaica’s gains under successive economic reform programs with the IMF and to build on the success of domestic partnership initiatives. On March 3, 2023, the fiscal commissioner was sworn in.

Natural Disaster Risk Financing

Jamaica is highly susceptible to the impacts of climate change and natural disasters due to its geographic location. Given the fiscal burden that may result from the occurrence of natural disasters the Government has implemented a risk layering approach to financing the risks. Accordingly, funds and reserves have been put in place to cover costs associated with high frequency, low severity events such as floods or heavy rainfall and transferring risks related to low frequency, high severity events such as major hurricanes and earthquakes through insurance facilities.

Jamaica is in the process of developing a Public Financial Management (“PFM”) Policy Framework for Natural Disaster Risk Financing. This represents a coordinated approach to Disaster Risk Financing (“DRF”) to ensure that adequate resources are available to address natural disaster response financing requirements. A suite of instruments, including a national disaster (contingencies) fund, contingent lines of credit, the Caribbean Catastrophic Risk Insurance Facility and a catastrophe bond (launched in July 2021), are the DRF options currently available to the Government. Jamaica became the first small island developing country to independently launch a catastrophe bond.

The Government currently maintains a National Disaster Fund (NDF), amounting to J$460.1 million as at end of March 2023 and a Contingencies Fund that amounted to J$4.9 billion as at end of March 2023. The Government may also access US$285.0 million from and IDB Contingent Line of Credit if the country is affected by a disaster of a specified magnitude. An insurance policy with the Caribbean Catastrophe Risk Insurance Facility (CCRIF) is also in place. This policy provides financial protection against tropical cyclones, earthquake and excess rainfall events.

Total coverage is US$248.7 million. The Government also launched a historic catastrophe bond in July 2021. The instrument provides financial protection of up to US$185 million against losses from named storms for three Atlantic tropical cyclone seasons, ending December 2023. Pay-outs to Jamaica will be triggered when a named storm event meets the parametric criteria for location and severity in accordance with the terms of the bond.

Jamaica is also developing a National Natural Disaster Risk Financing Policy (“NNDRFP”). The policy proposes a risk-layered approach to disaster risk financing. It emphasizes the need for an up-to-date Government of Jamaica asset register to facilitate the insurance of public assets, as well as the importance of private insurance to limit the implicit liability of the Government in the event of debilitating private losses. The NNDRFP was approved as a green paper by the Cabinet and subsequently tabled in Parliament in March 2023. The public consultation process has commenced, following which the policy will be re-submitted to the cabinet to be approved as a white paper before final tabling in Parliament by June 30, 2023.

Legal Reforms to Financial System

As part of the MOU with the ERP and EFF, the Government passed the Banking Services Act (“BSA”) (omnibus banking law), which repealed and replaced the Banking Act and Financial Institutions Act and the Bank of Jamaica (Building Societies) Regulations and amended the Building Societies Act. Commercial banks, merchant banks and building societies are now all governed by the BSA, which also includes provisions for the qualification and eligibility of external auditors. In addition, the BSA includes provisions which allow the Supervisor of Banks to operate autonomously.

In 2019, Parliament affirmed the Banking Services (Financial Holding Company) (Licence Application Form) Rules. These Rules provide financial groups with licensing procedures of financial holding companies (“FHCs”) under the Banking Services Act.

In keeping with the policy direction of the Government, the Jamaican Securities Act was also amended to enhance the legislative framework for the regulation of the securities industry in order to (i) combat the establishment and proliferation of unlawful financial operations; (2) correct other deficiencies in the regulatory framework of the securities industry; and (3) strengthen the Financial Services Commission’s (“FSC”) investigative powers. The Government has also implemented a variety of reforms impacting the financial system, in particular the securities sector. These reforms include the following:

•

Continuing to strengthen the regulatory and supervisory framework of securities dealers to enhance capitalization and strengthen their ability to withstand shocks. The Securities (Licensing and Registration) Regulations were amended to increase the minimum capital requirements for securities industry dealers and investment advisors. In addition, the Securities (Prudential) Regulations were enacted with a view to improving the soundness of the industry. The Securities (Prudential) Regulations stipulates standards for (i) minimum risk based capital adequacy ratios covering exposures to market, credit, foreign exchange and operational risks; (ii) stress testing; (iii) large exposures limits; (iv) restrictions on the withdrawal of capital and (v) liquidity management.

•

Reforming the securities dealers’ primary business model, which was retail repo, aimed at reducing the risks associated with the business model. The Securities (Retail Repurchase Agreement) Regulations were enacted to enhance the legal and regulatory framework for the retail repo market, by establishing a distinct treatment for investors in order to protect their interest in the event of insolvency of any securities dealer. In addition, the Collective Investment Scheme (“CIS”) regulations were promulgated to replace the Unit Trust Act and Mutual Fund regulations. These regulations were aimed at expanding the legal form in which the fund could be established as well as enhance the FSC’s authority to regulate all facets of the CIS industry. CIS product was recognized as a viable alternative to the retail repo product as it would reduce the balance sheet risks associated with the retail repo, thus, strengthening their ability to withstand interest rate and liquidity shocks.

The Bank of Jamaica (Amendment) Act, 2020

During 2020, The Bank of Jamaica (Amendment) Act, 2020 was passed. This act, among other things, clarifies the mandate of the BOJ and strengthens the BOJ’s governance framework to ensure it supports the mandate. Accordingly, the act now reflects the following:

•	the mandate of the BOJ is the maintenance of price stability and financial system stability with the primary objective being the maintenance of price stability;

•	revised appointment mechanisms, composition requirements and tenure for the board;

•	express statutory fit and proper requirements for board and executive management appointments; and

•	provisions designed to improve the financial independence of the central bank from Central Government, this implies the following:

•

reflecting the statutory minimum capital requirement as a percentage of monetary liabilities; restricting the ability to make temporary advances to the Government; and prohibiting the central bank from purchasing or acquiring on a primary issue securities issued or guaranteed by the Government;

•	removing the requirement for Minister’s approval in matters of staff emoluments; and

•

exempting the central bank from the requirements of the Public Bodies Management and Accountability Act (“PBMA”). In this regard regulations that will substantially incorporate the governance principles for public bodies under the PBMA are also proposed under the BOJ Act.

The Financial Institutions Resolution Bill

In October 2017, the Cabinet approved drafting instructions for the preparation of legislation to establish a special resolution regime for financial institutions.

The proposed legislation will establish an approach to resolution under which non-viable financial institutions which are deemed systemically important can be resolved using administrative mechanisms. In addition to administrative mechanisms, the legislation will incorporate modified insolvency rules to be applied to (i) the residual entity after a financial institution has been resolved by the resolution authority, (ii) financial institutions which are insolvent but whose demise will not cause significant disruption in the wider financial system and (iii) financial institutions which are solvent but are intended to be voluntarily wound up. The legislation will also incorporate enabling provisions for a funding framework addressing options to meet the cost of resolving financial institutions

The development of this bill is being overseen by a technical working group pulled from the Financial Regulatory Committee under the BOJ Act and comprising sub-working group teams with representatives from the Ministry of Finance, Ministry of Industry and Commerce, BOJ, FSC and the Jamaica Deposit Insurance Corporation.

This bill is scheduled to be tabled in Parliament by March 2024.

The Co-operative Societies (Amendment) Bill and the Credit Unions (Special Provisions Bill)

The Ministry of Finance and the Public Service announced that with the passage of two companion bills, oversight of credit unions will pass to BOJ: the Co-operative Societies (Amendment) Bill and the Credit Unions (Special Provisions) Bill.

i) The Co-operative Societies (Amendment) Bill

The amendment to the Co-operative Societies Act will among other things bring credit union cooperative societies under the regulatory ambit of the Minister of Finance and the Public Service and Bank of Jamaica. Accordingly this bill includes provisions that will restrict the deposit-taking activities of co-operative societies to those co-operative societies, which operate as credit unions. Other substantive enhancements to the Co-operative Societies Act are contemplated by the Ministry of Industry, Investment and Commerce (formerly Ministry of Industry, Commerce, Agriculture and Fisheries (“MICAF”)) which is the Ministry with portfolio responsibility for cooperative societies. The legislative process for the Co-operative Societies (Amendment) Bill is ongoing.

ii) The Credit Unions (Special Provisions Bill)

A decision was taken to revise the framework proposal such that, the regulatory regime for credit unions would be placed in a stand-alone principal statute instead of in subsidiary legislation (as regulations under the Bank of Jamaica Act). The bill contains the framework that was initially proposed as regulations to bring the operations of credit unions fully under the BOJ’s prudential supervisory regime. Accordingly, the bill, among other things, covers licensing, capital, reserves, prohibited business, remedial and intervention processes and defines the role of specially authorized credit unions.

Upon the passage of the regulations, the BOJ will be granted full regulatory and supervisory control over credit unions. Total assets in the credit union sector increased by 7.7% in the one-year period between December 2021 and December 2022. As of December 2022, assets for the 25 credit unions comprising the sector totaled J$161.8 billion, compared to the J$150.3 billion recorded in December 2021.

The BOJ is at an advanced stage in the legislative process, as the bill is under review by the necessary stakeholders. Accordingly, the BOJ is in the process of reviewing operating structures and resourcing needs within the organization to ensure that the supervisory regime for credit unions can be adequately executed under the proposed expanded mandate. In the interim, prudential supervision of the credit union sector will remain with the Department of Cooperatives and Friendly Societies.

The Microcredit Act

The Microcredit Act, 2021 (“the Microcredit Act”) was passed in January 2021 and became effective in July 2021. The aim of the Microcredit Act is to license and regulate microcredit institutions (“MCIs”) that provide financing to individuals, as well as to micro, small and medium sized enterprises. The Microcredit Act aims to minimize the possibility of the sector being used as a conduit for money laundering and terrorism financing. The Consumer Affairs Commission was designated as the body with responsibility for overseeing consumer protection, namely through issuing a code of conduct for licensees on consumer related matters and through the investigation of any complaint brought by a microcredit service consumer. The Microcredit Act creates a licensing regime that incorporates the usual safeguards of (i) fit and proper requirements for licensees and their owners, (ii) operating requirements for licensees and (iii) requirements to address complaints. The BOJ is afforded with standard regulatory powers to conduct inspections, examine the records of licensees, impose regulatory sanctions for non-compliance and issue standards and guidance for the money-lending services that will be governed by this legislation.

Applicants were afforded a period of twelve months from the commencement date of July 30, 2021 to comply with the provisions of the Microcredit Act and submit a license application to continue operating in the microcredit business, or cease to carry out such business. New and existing entrants to the sector that comply with the stipulations and procedures for licensing set out in the Microcredit Act will be licensed as an MCI. Applications to operate as an MCI in Jamaica are set out in the Microcredit (Licence, Form of Application) Rules, 2021. As at June 28, 2023, 16 institutions have been granted licenses under the Microcredit Act.

The Standard of Sound Practice on Fit and Proper Assessments for Microcredit Institutions was issued in November 2021. The standard is intended to provide guidance regarding (i) the criteria for “fit and proper” assessments, (ii) the application of the “fit and proper” criteria by the Supervisor and (iii) the approach to conducting “fit and proper” assessments.

Industry Outreach

•

Throughout 2022, the Microcredit Regulatory Oversight Department engaged the public through a range of avenues, one of which was a series of three sensitization sessions over the period from February to April. The department delivered/facilitated the delivery of the sessions to help prepare microcredit operators for licensing. Topics covered included Understanding the Microcredit Act, Licensing Criteria, Corporate Governance Expectations, The Application Process, Fit and Proper Assessment Process, Role and Responsibilities of the Nominator Officer, and Role of the Financial Investigations Division and related reporting requirements.

•

Other outreach activities during the year included meetings with the sector’s Joint Advocacy Committee (constituted of the industry’s two main associations, the Jamaica Association of Micro Financing Limited (“JAMFIN”) and the Jamaica Micro Financing Association (“JAMFA”), newspaper publications, the publishing of Frequently Asked Questions, and the publishing of a Prohibition Notice under the Act in the print and social media. See “The Financial System—Other Developments—Industry Outreach.”

Microcredit Licensing

•	By December 31, 2022 a total of 127 applications had been received by the BOJ, the bulk of which were received on the last two days of the transition period.

•

By the end of 2022, BOJ issued a total of seven microcredit licenses, accounting for approximately 50% of the aggregated loans. Licensees under the Microcredit Act may be found on the BOJ’s website at the following link: https://boj.org.jm/core-functions/financial-system/microcredit-regulation/.

Risk-Based Supervision of Microcredit Institutions

•

In preparation for risk-based supervision of the sector, during 2022, the BOJ completed the development of a risk-based supervisory framework, and risk-rated entities holding over 90% of the aggregated loans of the sector.

The activities undertaken in 2022, and consequential achievements, put the BOJ in a position to undertake risk-based supervision of the sector, thereby helping to safeguard the country against money laundering/terrorism financing and related risks.

Anti-Money Laundering, Countering the Financing of Terrorism and Proliferation of Weapons of Mass Destruction (“AML/CFT”) Rules

To improve compliance with the international standards on AML/CFT and proliferation, (i.e. the revised FATF 40 Recommendations 2012) the BOJ developed AML/CFT Supervisory Rules in accordance with authority established under the Banking Services Act and the Bank of Jamaica Act. Accordingly, the Guidance Notes on the Prevention of Money Laundering and the Financing of Terrorism, Proliferation, and Managing Related Risks (“the AML/CFT Guidance Notes”) were finalized in 2017 and gazetted in 2018.

These rules, among other things:

•	codify the risk-based examinations and oversight processes pertaining to the AML/CFT oversight functions of the BOJ; and

•	outline the areas in the BOJ’s AML/CFT Guidance Notes with which compliance will be expressly mandated (see listing below) and allow BOJ to directly sanction breaches of those requirements.

The requirements under the AML/CFT Guidance Notes with which compliance is expressly mandated, pertain to areas regarding the following:

•	risk based framework;

•	know your customer, know the transaction counterparty and customer due diligence;

•	special guidance on UNSEC resolutions on proliferation;

•	special guidance on branches and subsidiaries;

•	nominated officer regime;

•	board responsibility and employee integrity and awareness;

•	compliance monitoring;

•	transaction monitoring and reporting; and

•	record keeping.

Following several policy developments and legislative changes, the BOJ has embarked on an initiative to update the AML/CFT Guidance Notes to maintain alignment with international best practice and the current AML/CFT/PWMD regulatory framework. The updates are expected to be completed within FY 2023/24, to be subject to affirmation by both Houses of Parliament.

For further details on certain laws and regulations governing the financial sector, see “—Monetary System— Legislation and Regulation”.

The Data Protection Act, 2020

The Data Protection Act (“DPA”) was passed in June 2020 to provide for the protection of the privacy of individuals’ personal data. The DPA also provides a regime for the transparent oversight of data controllers, whether individuals, corporate bodies, or partnerships processing personal data of data subjects in Jamaica. In so doing, it seeks to ensure that both the public and private sector implement the necessary measures to strengthen the protection of personal data in their possession and under their control. These measures found in, among others, the ‘standards’ prescribed for the processing of personal data (sections 21 through 31) to ensure that personal data is processed without prejudice to the rights and interests of the data subjects to whom the personal data relate.

By appointed day notice published in the Gazette and dated November 30, 2021 sections 2, 4, 56, 57, 60, 66, 74 and 77 and the first schedule of the DPA were brought into operation with effect from December 1, 2021. Those sections provide for the establishment of the office of the Information Commission (“OIC”) as a regulatory authority, the appointment of the Information Commissioner and the Oversight Committee, the development of a data sharing code and international cooperation. The Information Commissioner is receiving administrative assistance from the Ministry of Science, Energy, Telecommunications and Transport for the operationalization of the OIC and the implementation of the DPA. Progress is being made towards the formulation and promulgation of the regulations required to support the primary legislation.

The regulations are expected to be promulgated within FY 2023/24 and the OIC is expected to be fully operational by December 1, 2023 when the two-year transitional period provided for by section 76 of the DPA comes to an end.

Section 76 of the act gives data controllers a two-year period within which to implement the necessary measures to ensure their compliance with the act, including:

•	appointing a data protection officer where necessary;

•	registering with the Information Commissioner; and

•	complying with the 8 standards for the protection of personal data during processing.

During this period, and to ensure the effectiveness of the regulatory regime, the OIC is undertaking public education activities to increase data subjects’ awareness of their rights under the legislation, ensure data controllers’ appreciation of the obligations imposed on them by the DPA, and solicit stakeholder input or feedback on matters of specific concern to their respective groups or sectors.

The other sections of the DPA will be brought into force by the Minister on or before the end of the two-year transitional period.

Energy Policy

The Government continues to pursue its energy policy goals, through the development of an enabling and adaptive legislative and policy framework for the governance of the energy sector. The legislative and regulatory agenda includes the Petroleum (Downstream Activities) Bill and Regulations; the amendments to the Electricity Act, 2015, Electricity (Net Billing) Regulations and Electricity (Electric Power Wheeling). Jamaica continues to implement the National Energy Policy 2009-2030 to reduce energy costs, modernize and expand its electricity generating capacity and facilitate investments in renewable and alternative resources. The MSET is currently conducting a review and update of the National Energy Policy with consulting support from Castalia.

In 2022, the electricity mix included 12% renewables, 54% Liquefied Natural Gas (“LNG”), and 34% attributable to crude oil. Renewable sources of energy and LNG offer more stable, efficient and cleaner fuels when compared with heavy fuel oils, which contain more pollutants. LNG is an energy transition fuel, which provides greater flexibility in generation operations.

The MSET is developing its second Integrated Resource Plan (“IRP”). The IRP is a comprehensive decision-support tool and roadmap for meeting Jamaica’s electricity grid objectives over the next 20 years. In December 2021, the MSET completed the Integrated Energy Plan (“IEP”), which reviewed the electricity and transport sectors with respect to fuel diversification strategies and the electric mobility framework.

Developments under the Electricity Act, 2015

The Joint Select Committee of Parliament is currently completing its five year review of the Electricity Act, 2015. Several energy sector stakeholders have provided their comments to inform the deliberations, which began in April 2021. The Committee intends to complete its work by the end of the calendar year, 2023. Several related issues aimed at strengthening the electricity sector and informing the related regulations are:

•	improving technical definitions;

•	grid modernization;

•	Jamaica Public Service’s (“JPS”) right of first refusal (“ROFR”);

•	the competitiveness framework; and

•	non-technical losses.

Electricity (Amendment, Indemnification and Validation) Bill

The Electricity (Amendment, Indemnification and Validation) Bill in respect of activities related to the Board of Examiners (“BOE”) and officers of the Government Electrical Inspectorate (“GEI”) was amended and will proceed without the inclusion of substantive provisions, which are to be considered by the Joint Select Committee of Parliament. With the closure of the GEI and the BOE in November 2021, and the transition to the Government Electrical Regulator (“GER”), the inspectorate functions have been privatized.

Establishment of the Government Electrical Regulator (GER)

On November 1, 2021, the GER became fully operational with a mandate to:

•	regulate the electrical installation and inspection processes;

•	register electricians;

•	enroll technical electrical assistants;

•	license private electrical inspectors; and

•	ensure safe electrical installations throughout the island.

The legislation, which was gazetted in 2021, contains provisions which govern licensing examinations and the professional conduct of electricians and private electrical inspectors. In addition, the regulations provide avenues for members of the public to make complaints to the regulator.

The Electricity (Net Billing) Regulations

The Electricity (Net Billing) Regulations empowers self-generators to install renewable energy systems with maximum capacities of 10 kW and 100 kW, for residential and commercial customers, respectively. The latest draft Regulations which were prepared collaboratively by the MSET and the Office of the Parliamentary Council (“OPC”), were approved by the Parliament in July 2022 and published in the September 2022 gazette.

The Electricity (Wheeling) Regulations

The latest draft of the Electricity (Wheeling) Regulations, which was reviewed by the relevant stakeholders, was updated by the Ministry and submitted to the OPC for consideration, with a target completion within FY 2023/24.

Electricity (Amendment) Bill

The Electricity (Amendment) Bill as originally conceptualized is to augment the current provisions in the Electricity Act, 2015 establishing the Generation Procurement Entity (“GPE”) by specifying its functions, constitution and procedures for operations and providing for the validation and indemnification of the GPE’s actions. The bill will advance with provisions for the validation and indemnification of actions of members of the GPE. However, the substantive amendments contemplated in the bill will await the current deliberations.

Electric Mobility

The electric vehicle council has worked collaboratively to finalize the strategic framework for electric mobility. The cabinet approved the strategic framework and the fiscal incentives for electric vehicles. The Ministry is working on the first draft of the National Electric Vehicle Sub-Policy with consulting support from Deloitte. The policy will support the goal of transport sector energy efficiency improvements while providing the overarching framework for the associated EV ecosystem, alternative vehicle options and local adoption.

Petroleum (Downstream Activities) Bill

The Petroleum (Downstream Activities) Bill will govern all aspects of the downstream petroleum sector: importation, refining, storage, blending, bulk distribution, retailing, and transportation of petroleum products and all activities related to natural gas. It will not apply to the upstream petroleum sector. The fourth drafting instructions, which were completed by the MSET in August 2022, included opinions from the OPC, the Attorney General’s Chambers and the Legal Reform Department (“LRD”). The MSET is awaiting the fourth draft bill from the OPC before the end of the calendar year 2023. The Government’s objectives are to encourage private investment in the long-term financing of the sector, promote fair competition in the petroleum industry and ensure the protection and safety of consumers and the public.

Petroleum (Amendment) Bill

The Petroleum (Amendment) Bill has been completed and is being prepared for submission to the legislation committee for tabling in the House of Parliament.

Non-Technical Loss Reduction

Non-technical electricity losses due to theft, continue to be a major challenge. Presently, non-technical losses account for approximately 20.4% of electricity net generation – being one of the highest in the region. The Government has been receiving technical assistance from USAID and its lead consultant, Deloitte, under a program aimed at strengthening utilities and promoting energy reform. In addition the IDB is funding a national electricity loss reduction plan consultancy for Jamaica, which is being conducted by Estudios Energeticos Consultores. In 2021, USAID and Deloitte established a working group comprising of MSET, JPS, the Jamaica Social Investment Fund and IDB. The group has come to a consensus on a set of strategic policy concepts that could address the vexing issues of non-technical losses. The concepts are grouped into 4 categories: energy efficiency, communication and reporting, empowerment and enforcement.

Energy efficiency programs, such as the banning of incandescent light bulbs was approved by Cabinet in September 2022 and took effect on the April 1, 2023, which will reduce the demand from illegal users. Communication and reporting will build trust between relevant entities and encourage cooperation on loss reduction activities and objectives. Empowerment will provide consumers with the tools to acquire legal electricity, and enforcement will discourage the theft of electricity through prosecution. The first activity to be implemented is a house wiring initiative, conceptualized under the empowerment category of solutions. .

The IDB’s non-technical losses audit consultancy with the energy efficiency committee allows the Government to collaborate in conducting an Energy Loss Independent Audit Report (“ELIR”) and preparing a National Electricity Loss Reduction Plan (“NELRP”). The ELIR focuses on the factors that impact the level of technical and non-technical losses at the national, parish and feeder levels. The NELRP will define the roles, actions, time periods, benefit-cost, targets and other elements needed to reduce losses. The MSET will look to implement aspects of the ELIR and NELRP within FY 2023/24.

Business Process Outsourcing

The outsourcing sector comprises over 75 companies of varying sizes engaged in a broad variety of activities. As at the end of March 2023, there are approximately 60,000 people employed in the industry across the island, an increase of 20% in comparison to the corresponding period in 2022, during which 50,000 persons were employed. The estimated spend in the local economy is around US$1 billion, through wages, office space leasing, utilities and other categories.

Business Process Outsourcing (“BPO”) firms located in Jamaica are executing a broad range of services, including customer care, technical support, back office (finance and accounting, administrative and human resource-related services), market research and analysis, claim processing, debt collection, graphic design, software development, telecommunications, banking, insurance, healthcare and retail.

BPO is presently making a noticeable contribution to employment generation and is augmenting economic growth in Jamaica. Jamaica provides for several advantages conducive to the BPO sector, including:

•	Ideal time-zone and proximity to the US, the world’s biggest originator of outsourcing;

•	Sophisticated telecommunications infrastructure;

•	A large and educated English speaking workforce with low attrition rates; and

•	Competitive business costs.

The National Outsourcing Strategy was adopted in 2015, with the goal of increasing employment in the sector to 36,000 new jobs by March 2020. This requires action across multiple Jamaican ministries, department and agencies to strengthen the enabling environment in the following main strategic focus areas: policy and incentive framework; labor market enhancement; infrastructure development; and market penetration. A follow-on strategy, which would see the country target 70,400 jobs by March 2025, was approved by the Cabinet in February 2022 and was tabled in Parliament on May 24, 2022. The implementation of this new strategy will be significantly supported by the Global Services Sector Project (“GSSP”) mentioned below.

Programs have been developed by the HEART/NSTA Trust to facilitate on-the-job management training, international accreditation of courses and apprenticeship programs.

Since 2012, the DBJ has committed US$92.3 million to the BPO sector. Of this amount, US$87.5 million has been disbursed, to date, to BPO ventures which are engaged in developing a total of 1,184,000 square feet of operating space and projected to create 27,500 jobs at full capacity. Additionally, the DBJ’s financing has facilitated about US$153 million in private sector investments. To date, 19 of the 20 DBJ funded projects have been completed, leased and occupied and have reported a total employment of 22,148 jobs at peak. One project, K&T Development Limited’s construction of a 78,000 square foot commercial complex in Manchester, is not yet complete. The DBJ will provide financing of US$5.8 million via National Commercial Bank Jamaica Limited to finance this project. Once completed, the project is expected to provide 1,200 jobs.

Future Trends

In an effort to diversify the local sector, Jamaica seeks to move up the value chain by delving deeper into new areas such as shared services, legal process outsourcing (“LPO”) and medical process outsourcing. The country actively has engaged numerous international shared services operators and LPO operators in an effort to get them to expand to Jamaica. Additionally, JAMPRO, the Government agency responsible for the promotion of business opportunities in export and investment to the local and international private sector, has approached local university and stakeholders in a bid to provide details on the higher-level jobs available to graduates in the new segments.

The GSSP was initiated to grow the Jamaican economy particularly in higher value-added digital segments. To improve the country’s competitiveness and support the development of the service industry, the Government signed a contract for US$15 million with the IDB. The allocation of this budget was assigned to the GSSP in January 2019, and JAMPRO was named the executing agency. The GSSP will last for a period of five years for which JAMPRO will serve as the executing agency.

The project will support the development of BPO, information technology outsourcing and knowledge process outsourcing as well as other services that have been transformed by information and communications technology, enabling them to be digitized, codified, fragmented and undertaken at any distance from the core business and final customer.

The targets of the GSSP are to: (i) provide the sector with better skilled workers; and (ii) increase Jamaica’s institutional capacity to attract foreign direct investment and increase exports. To achieve this, the project has been divided in two components.

Component 1 seeks to strengthen and improve the skills development system to provide the global service sector with better skilled workers, particularly, in higher value-added segments by: (i) enhancement of processes for interaction of the skills development system with the global service sector; (ii) enhancement of job-readiness/digital skills curricula for the global service sector and (iii) delivery of on-the-job training for global service sector.

Component 2 strives to build Jamaica’s capacity to attract investment and increase exports in higher value-added segments by: (i) optimization of processes, institutions, regulations, and incentives framework, (ii) strengthening the value proposition for global service sector, (iii) development of an incubator and accelerator programs for SMEs in global service sector and (iv) implementing a digital management system.

The goals of the GSSP are to achieve the following (i) 50,000 jobs by 2023; (ii) transitioning the market share of BPO to knowledge process outsourcing jobs from an 80:20 ratio to a 60:40 ratio; and (iii) increasing the value of exports of global services by 2.6% by 2024.

Gross Domestic Product

The Jamaican economy expanded by 5.2% in 2022 compared to 2021, expanded by 4.6% in 2021 compared to 2020 and declined by 9.9% in 2020 compared to 2019. The increase in 2022 was mainly the result of increases in all industries with the exception of mining and quarrying and construction. Industries reflecting increases in 2022 over 2021 included agriculture, forestry and fishing (9.0%), hotels and restaurants (48.1%), transport, storage and communication (6.5%), finance and insurance services (1.1%), wholesale and retail trade, repairs, installation of machinery and equipment (5.7%), other services (11.3%), real estate, renting and business activities (1.8%), manufacturing (6.3%), and electricity and water supply (2.2%). The producers of government services industry remained relatively unchanged.

Real GDP grew by 8.2% in FY 2021/22, as compared to a decline by 11.0% in FY 2020/21, a decline by 0.1% in FY 2019/20, growth of 1.9% in FY 2018/19 and growth of 0.9% in FY 2017/18. References in this report to 2022 real GDP are preliminary figures provided by the Statistical Institute of Jamaica.

Real GDP growth for FY 2022/23 was 4.7%, which is lower than the 8.2% growth for FY 2021/22. While economic recovery commenced in FY 2021/22, full recovery is anticipated by FY 2023/24.

Sectoral Origin of Gross Domestic Product

	2018		2019		2020		2021		2022(1)
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of J$ at constant 2007 prices, except percentages)
Agriculture, Forestry and Fishing:	55,269	7.1	55,491	7.1	54,694	7.8	59,229	8.0	64,587	8.3
Traditional Export Agriculture	8,573	1.1	8,069	1.0	n.a.	n.a.	n.a.	n.a.	n.a	n.a
Other Agricultural Crops and Post-Harvest Crop Activities	35,724	4.6	36,385	4.7	n.a.	n.a.	n.a.	n.a.	n.a	n.a
Animal Farming, Forestry and Fishing	10,972	1.4	11,038	1.4	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Construction	56,390	7.3	56,035	7.2	55,594	7.9	60,583	8.2	59,215	7.6
Manufacturing	66,239	8.6	67,411	8.6	63,792	9.1	65,680	8.9	69,792	9.0
Mining and Quarrying:	21,116	2.7	18,719	2.4	14,697	2.1	11,403	1.5	7,519	1.0
Bauxite and Alumina	19,896	2.6	17,505	2.2	n.a.	n.a.	n.a.	n.a.	n.a	n.a
Quarrying incl. Gypsum	1,220	0.2	1,215	0.2	n.a.	n.a.	n.a.	n.a.	n.a	n.a

Total Goods	199,015	25.7	197,683	25.3	188,778	26.8	196,895	26.8	201,112	26.0

Wholesale and Retail Trade; Repairs; Installation of Machinery and Equipment	133,163	17.2	134,669	17.2	123,263	17.5	131,724	17.9	139,178	18.0
Electricity and Water Supply	24,278	3.1	24,598	3.1	23,180	3.3	23,340	3.2	23,861	3.1
Finance and Insurance Services	85,897	11.1	89,070	11.4	85,729	12.2	87,342	11.9	88,273	11.4
Producers of Government Services	96,261	12.4	96,677	12.4	96,834	13.8	97,025	13.2	97,053	12.5
Hotels and Restaurants	46,238	6.0	48,487	6.2	22,411	3.2	30,749	4.2	45,525	5.9
Real Estate, Renting and Business Activities	81,722	10.6	82,341	10.5	80,422	11.4	81,618	11.1	83,061	10.7
Transport, Storage and Communication	84,821	11.0	85,496	10.9	74,990	10.7	79,341	10.8	84,497	10.9
Other Services	53,774	7.0	54,826	7.0	41,929	6.0	43,088	5.9	47,977	6.2

Total Services	606,155	78.4	616,164	78.9	548,758	78.0	574,227	78.0	609,424	78.7

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	31,653	4.1	32,797	4.2	33,992	4.8	35,206	4.8	36,194	4.7

Real GDP at Basic Prices	773,517	100.0	781,024	100.0	703,543	100.0	735,916	100.0	774,342	100.0

(1)	Data for 2022 is preliminary.

Source: Statistical Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 2007 prices for the five years ended December 31, 2022:

Rate of Growth of Real GDP by Sector

	2018	2019	2020	2021	2022(1)
Agriculture, Forestry and Fishing	4.1	0.4	(1.4)	8.3	9.0
Traditional Export Agriculture	(1.0)	(5.9)	n.a.	n.a.	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	6.3	1.8	n.a.	n.a.	n.a.
Animal Farming, Forestry and Fishing	1.5	0.6	n.a.	n.a.	n.a.
Construction	3.3	(0.6)	(0.8)	9.0	(2.3)
Manufacturing	0.9	1.8	(5.4)	3.0	6.3
Mining and Quarrying:	33.8	(11.4)	(21.5)	(22.4)	34.1
Bauxite and Alumina	35.1	(12.0)	n.a.	n.a.	n.a.
Quarrying incl. Gypsum	15.0	(0.5)	n.a.	n.a.	n.a.

Total Goods	5.2	(0.7)	(4.5)	4.3	2.1

Wholesale and Retail Trade; Repairs and Installation of Machinery	1.0	1.1	(8.5)	6.9	5.7
Electricity and Water Supply	(0.2)	1.3	(5.8)	0.7	2.2
Finance and Insurance Services	1.3	3.7	(3.8)	1.9	1.1
Producers of Government Services	(0.2)	0.4	0.2	0.2	0.0
Hotels and Restaurants	1.6	4.9	(53.8)	37.2	48.1
Real Estate, Renting and Business Activities	0.8	0.8	(2.3)	1.5	1.8
Transport, Storage and Communication	1.4	0.8	(12.3)	5.8	6.5
Other Services	1.0	2.0	(23.5)	2.8	11.3

Total Services	0.9	1.7	(10.9)	4.6	6.1

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	4.4	3.6	3.6	3.6	2.8

Real GDP at Basic Prices	1.8	1.0	(9.9)	4.6	5.2

(1)	Data for 2022 is preliminary.

Source: Statistical Institute of Jamaica.

The Petrocaribe Agreement

On August 23, 2005, Jamaica entered into the Petrocaribe Energy Cooperation Agreement (the “Petrocaribe Agreement”) with the government of the Bolivarian Republic of Venezuela, effective as at June 29, 2005. Under the Petrocaribe Agreement, Venezuela agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility. The terms of the Petrocaribe Agreement limited the concessionary flows to the purchase of a maximum of 23,500 barrels per day (23,500 Bbl/day) of crude oil, refined products and liquefied petroleum gas (“LPG”) or its energy equivalents, supplied directly to Jamaica for its internal consumption. Prices for products are based on prevailing rates in the international oil market and deliveries to Jamaica are subject to the commercial policies and practices of Petroleos de Venezuela S.A. (“PDVSA”). Jamaica has the option of providing alternative forms of payments through goods and services. The Petrocaribe Agreement may be modified or terminated by Venezuela upon 30 days’ written notice to Jamaica.

In 2006, the Jamaican Parliament authorized the establishment of the Petrocaribe Development Fund to undertake the following activities in relation to the Petrocaribe Agreement:

•	manage loan proceeds that flow to Jamaica;

•	provide financing for approved projects, social developments and receive loan repayments from borrowers; and

•	meet debt service obligations to Venezuela arising from the Petrocaribe Agreement.

As of March 31, 2023, the loan proceeds to the Government of Jamaica totaled US$94.4 million.

In February 2018, the Cabinet approved the integration of the operations of the PCDF into the Central Government, consistent with the Government’s reform of the public bodies subsector and public financial management. The Petroleum Act was thereafter amended to facilitate the integration and related matters. The Petroleum (Amendment) Act, 2019 was gazetted on September 26, 2019 and came into effect on September 27, 2019.

Impact of COVID-19

Due to delays in project implementation during the FY 2021/22 period caused by the COVID-19 pandemic, the Urban Development Corporation of Jamaica (“UDC”) made efforts to advance its development portfolio during the FY 2022/23. The design for the Portmore Resilience Park was completed during the period and proposals are now being solicited. The New Houses of Parliament is at the later stages of procurement and evaluations, and the aim is to have the contract signed by the second quarter of FY 2023/24. In respect of the asset development side of the portfolio, Caymanas Development is advancing initially in three phases with a Commercial subdivision of 68 one acre lots, one lot designated as a reserved area, one 2.75 acre lot for future developments, and other parcels established as green and landscaped areas being prepared for final statutory approvals to be followed by a tender for the execution of the works. These commercial lots will hit the market during the FY 2023/24 fiscal year. Two additional developments: Wells, Water, Storage & Distribution as well as an approximately 1,200-person residential development are being prepared for market transaction seeking development partners.

Revitalization of Downtown Kingston

Kingston Harbour Walk

The UDC continues to lead a multi-agency approach towards the development and rejuvenation of areas in Downtown Kingston and Port Royal by strategically planning and identifying resources and partnerships to execute transformative projects. Currently, the UDC is partnering with the Jamaica Social Investment Fund (“JSIF”) as part of an International Bank of Reconstruction and Development (“IBRD”) loan to the Government of Jamaica for the development of a segment of the Kingston Harbour Walk (“KHW”) - a 25km linear park and public space along Kingston Harbour. This segment is called the Kingston Waterfront Improvement Project (“KiWI”) and runs from Kingston Pen Gully to the Ministry of Foreign Affairs. A second segment approximately 10km from Rae Town to Harbour View is being considered for funding from the Caribbean Development Bank (“CDB”) through a grant. Procurement for design services for both segments of the KHW are in the tender stage. This project aims at arresting physical and social blight within the development area, with the purpose of improving economic and social conditions within the plan area and beyond. KHW is a linear park and public spaces along the coastline of Kingston Harbour extending, inclusive of pedestrian and cycling pathways, commercial and recreational activities, and climate resilient infrastructure. The Government of Jamaica’s investment in the development of the lands along Kingston Harbour are expected to translate to a record number of Jamaicans and visitors interacting with this scenic coastline. The developments will transform the areas of Downtown to Harbour View, exponentially increasing the value of lands in the vicinity, opening Kingston to a scale of development that will define the next ten years. An active waterfront, creative and iconic public spaces, parks and amenities for entertainment and wellness will be created.

Some of the projects pursued within FY 2022/23 included Portmore Resilience Park, New Houses of Parliament and Government Campus, Caymanas Development (Water, Housing and Commercial), Renovation of the Jamaica Conference Centre. These projects are described below.

New Houses of Parliament and Government Campus

A new procurement process to construct the New Houses of Parliament Building was initiated in October 2021 and closed in January 2022. Following the evaluation in February 2022, the process was terminated given that only one qualified bidder was identified. In line with the Procurement Act and Regulations, the Government determined that a new process should be initiated to increase competitiveness. The new procurement process to construct the New Houses of Parliament Building was initiated in April 2023 and will close in July 2023.

The commencement of work to the Houses of Parliament will kick start activities within the Government Campus, even while the feasibility and planning work continues for the Campus. In late 2019, the UDC engaged the services of Ernst and Young to provide the advisory services required to support the development of a business case for the Government Campus. The services were aimed at producing the inputs for a detailed business case to inform the approach of the Government of Jamaica in identifying the most suitable transactions and the structure of that transaction. As part of the process, Ernst and Young assessed the following four main pillars on which public decision making would be informed: viability, value for money, commercial viability and fiscal responsibility. Other studies are planned (housing survey) and ongoing (social impact, traffic impact and environment impact assessments) all of which are required to support the business case for the market transaction to execute the development.

The creation of a Government Campus in a single, consolidated modern and energy efficient space will provide better synergy amongst Ministries and Agencies and lead to reduced expenses. The Government Campus at Heroes Circle includes the creation and facilitation of mixed residential and commercial spaces in the surrounding areas to replace the current ageing facilities and will have a catalytic effect on the general re-development of that section of Downtown Kingston. Expenditure during FY 2022/23 was J$6.7 million and J$36.6 million for the New Houses of Parliament and the Government Campus, respectively. Total expenditure to date for the Houses of Parliament and the Government Campus is J$1.1 billion and J$205.4 million, respectively.

Downtown Kingston Redevelopment (Market & Commercial District Zone) Implementation Plan Consultancy

The implementation plan is intended to streamline the various projects and help to identify areas of synergy among agencies/entities which will allow for more efficient use of resources. Some of the activities and outputs include stakeholder analysis; land use and infrastructure inventory and investment projects; transportation management plan; and marketing and communications plan. The consultancy began in January 2020, with an expected duration of 12 months. While the COVID-19 pandemic delayed the consultancy’s launch and affected its progress, the contract and deliverables were completed in February 2022, highlighted by a hybrid in-person and virtual stakeholder workshop. Although the final implementation plan was generally accepted, challenges remain and progress will require drive and support at the highest level. The plan is being strategically executed and key stakeholders to include the Kingston and St. Andrew Municipal Corporation are kept engaged to ensure alignment with the agreed elements of the plan. Additionally, the KHW forms part of the implementation.

Renovation of the Jamaica Conference Centre

The UDC, in collaboration with the Ministry of Finance and the Public Service, aims to make the Jamaica Conference Centre (“JCC”) on the Kingston Waterfront a world-class event conference venue, and the Caribbean’s premiere conference destination. As at March 2023, renovations to the public restroom are complete and in the defects liability phase while the entry lobby, based on actual works to date are approximately 80% complete. Expenditure during FY 2022/23 was J$197.2 million. Expenditure to date is J$379.9 million.

UDC Projects

Portmore Resilience Park

The UDC completed the designs for the Portmore Resilience Park, located at Lot 2 Portmore Town Centre. The park will be a centralized public space in Portmore that will be a hub for nature lovers, sporting, wellness, and entertainment for the community. The 26-acre space will include the 18-acre park established with approximately 4.75 acres reserved for the Ministry of Transport on one side and 2.75 acres for a commercial space on the other side. The project is at the tender stage, projected for start of works in October 2023 with an 18-month construction period. Expenditure to date is J$23.8 million.

Port Royal 2020

The UDC is creating a masterplan for the development of Port Royal and wider Palisadoes area as a world class heritage, environmental and cultural attraction while improving its social and physical infrastructure. The Strategic Environment Assessment study is the last deliverable needed to formally complete the master planning exercise. This consultancy is progressing and while delayed, a draft final report for the baseline assessment, carrying capacity and geotechnical studies have been received from the consultants. While the capacity to complete the masterplan with current resources remains a constraint, efforts are being made to ensure completion during FY 2023/24. Expenditure during FY 2022/23 was J$9.9 million. Total expenditure to date is J$57.7 million.

Caymanas Development (Water, Housing and Commercial)

The UDC is creating a design concept for a sustainable community model that defines densities, unit composition, commercial services, and public/green spaces on the Caymanas Development Area in St. Catherine, and in collaboration with other stakeholders will provide sustainable housing in the Caymanas Area. Expressions of interest have been submitted along with sub-division applications, and business cases are being completed for the development.

Other Major UDC Projects

Harmony Beach Park Development

This project saw the creation of a major 16-acre public beach park and recreational facility along the Montego Bay Hip Strip. This will aid in improving the quality of life for people in the second city as well as enhancing the natural environment. The project is finalizing accounts for closeout.

Montego Bay Groynes

This project is aimed at rehabilitating the existing (i) Northern Groynes and (ii) the North Gully Wall and Southern Groyne structures on the Montego Bay waterfront to protect the affected beach area from further erosion. Two separate contracts will be let to carry the works identified at (i) and (ii). The Northern Groynes were completed in July 2022, and is in the final few months of the 12 month defects liability period. The tender for the Southern Groyne failed and the process terminated in February 2022. A new process was initiated and the recommendation for award of contract is now advancing the PPC for the relevant approvals towards contract signature. Expenditure for Northern Groynes during FY 2022/23 was J$149.0 million. Total expenditure to date is J$324.4 million.

Next City Planning

The UDC was mandated to plan for the development of a city that is safe, smart, and sustainable. The phased studies informing the way forward for the project were completed. Phase 1 included a scientific process utilizing Geographic Information System (GIS) to analyze spatial data (e.g., environmentally sensitive data, areas of inundations, land slippage and infrastructure) and determine areas suitable for development. This metric was used in the Horizon Scanning and Foresight Study to identify multiple areas of prioritization for development rather than one site. As such, the five areas of prioritization (not listed in any order of importance) identified include Brown’s Town, St. Ann, Darliston, Westmoreland, Santa Cruz, St. Elizabeth, New Port, Manchester and v. May Pen, Clarendon. Phase 2 will focus on the detailed master planning of selected areas for intervention and development. Currently, the focus is on a communications and public awareness effort to solidify and garner support around the broader concept of a future, resilient city, and spaces, dubbed the “Nxt City” Campaign, this Consultancy contract is near signing and will be rolled out during the FY 2023/24. There were no fiscal allocation nor expenditures for the project in FY 2022/23. Total expenditure to date is J$37.9 million.

Hellshire Sewage Plant Upgrade

An expanded sewage treatment plant will facilitate the construction of more houses in Hellshire, St. Catherine, and its surroundings. The completed works will also ensure the safe conveyance of sewage to the plant. The project is currently in the implementation phase which is 72% complete. Expenditure for FY 2022/23 was J$63.0 million. Total expenditure to date is J$324.2 million.

Western Children’s Hospital

This project provides for the construction of a modern 220 bed children’s hospital facility at the Cornwall Regional Hospital in Montego Bay. The development will include a recreational facility for nursing staff. The UDC is the project manager and is working in partnership with the Ministry of Health. Representatives from the People’s Republic of China who are funding the project will construct and build the facility. The works are progress, having restarted in with the lifting of most COVID-19 restrictions, which allowed for travel by the Contractor’s team. On June 18, 2022, the Contractor, Jiangsu Nantong Construction remobilized, and construction activities restarted. The project is 29% complete. Total expenditure to date is J$55.0 million.

Private Sector Led Developments

The following development, enabled by certain tax incentives to encourage investment was implemented:

Oceana Hotel

The hotel was sold, renovated by the new owners and opened on July 19, 2022 as the 168-room ROK Hotel Kingston.

Energy Development Projects

In 2022, there were no new energy development projects.

Energy Efficiency Program

The Energy Management and Efficiency Programme’s overall objective is to promote energy efficiency and renewable energy initiatives in government facilities and fuel conservation in road transportation by contributing to the avoidance of fuel imports. Specifically, the program aims to:

•	reduce electricity consumption within health, education and public agency government facilities, which translates to lower carbon dioxide (“CO2”) emissions;

•	retrofit 80 health, education and public agency government facilities;

•	reduce travel times and avoid fuel consumption through improved traffic control management, which translates to lower CO2 emissions; and

•	increase capacity within the MSET to enable it to update the IRP for Jamaica.

The program is projected to reduce electricity consumption in the public sector by about 23.7 GWh per annum and fuel usage in the Kingston Metropolitan Area’s (the “KMA”) transport sector by 104 million liters in fuel consumption per annum, which translates to 228,832 metric tons of CO2 reduction per year and a reduction of 1,827 barrels of oil equivalent per day.

•

The urban traffic management system project is complete. Promotional and public relations of the project will follow. This investment of US$3.4 million is estimated to reduce the travel time and fuel consumption within the KMA by approximately 30%. The project includes the procurement and installation of additional CCTV, Digital Overhead Message Signs, over 50 km of underground fibre optic cables, development and implementation of a new traffic management system, training and capacity building of the National Works Agency (“NWA”) staff, IT systems modernization and the development of a mobile app for motorists and pedestrians to report incidents and better navigate the KMA.

Modernizations and Expansions in the Energy Sector

•	JPS 10 MW Combined Heat and Power Plant. JPS constructed a 10 MW combined heat and power plant for Caribbean Broilers at a cost of under US$15 million in Hill Run, St. Catherine.

Integrated Energy Plan (IEP)

•

In December 2021, for the first time, an Integrated Energy Plan (“IEP”) was developed for Jamaica to achieve greater energy self-sufficiency and independence with the help of an international consultant from Spain, MRC Consultants and Transaction Advisers. The IEP provides quantitative pathways for Jamaica to achieve greater energy self-sufficiency and independence by pursuing policies, regulations and plans that are sustainable, provide for energy security, affordability driven by competitiveness, efficiency, and environmentally friendly for sustainable economic growth and development in Jamaica.

Renewable Energy Developments

Wind Energy

•	No new utility scale projects were commissioned during the period.

•	Wigton Windfarm Ltd. was granted a new electricity license in April 2023 for the repowering of Wigton Phase I.

Solar Energy

•	No new utility scale projects were commissioned during the period.

•	Under the Net Billing Programme, approximately 78 licenses were issued to JPS’ Residential and Commercial customers in FY 2022/23 for micro-scale solar PV systems ranging from 10 kW to 100 kW.

•	In May 2022, the GOJ reported its intent to grant a license for the installation and operation of a 45MW Floating Solar plant at the National Water Commission Mona Reservoir.

Hybrid Battery Energy Storage

•	No new utility scale projects were commissioned during the period.

The table below provides a summary of the renewable energy and LNG fueled utility scale projects implemented in the Electricity Sector:

Making Progress via the National Energy Policy (2009 – 2030)

Energy Policies and Recent Project Completions	MW	GWh/Year	Estimated CO2 Savings (‘000 Tonnes/year)	Recent Clean Energy Investments (US$ millions)

Modernized and Expanded Thermal Generation
South Jamaica Power Company (SJPC) 190 MW Project (LNG)	190.0	1,270	323		$330
Jamaica Public Service Company (JPS) Bogue 117.5 MW Repowering Project (LNG)	117.5	785	200		$22
New Fortress Energy (NFE) Jamalco 94 MW Project (LNG)	94.0	472	120		$300
JPS 10 MW Combined Heat and Power Plant (LNG)	10.0	35	9		$15

Renewable Energy Generation
Wigton Windfarm 42 MW project	42.0	117	93		$93
Blue Mountain Renewables (BMR) LLC 36.6 MW Wind Energy Project	36.6	97	66		$90
WRB 20 MW Solar Project	20.0	44	35		$60
Eight Rivers Energy Company 37 MW Solar Project	37.0	80	65		$60
JPS’ 24.5 MW Hybrid energy flywheel and Lithium-Ion Battery Storage Project	24.5	—	—		$22

Total	571.6 MW	2,900 GWh	911 tonnes	US$	992

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for a provisional 50.3% of gross foreign exchange earnings from the productive sector in 2022, excluding remittance inflows. In October 2019, the tourism sector employed approximately 170,000 persons, representing 12.6% of the labor force. As a result of the COVID-19 pandemic, the borders were closed in March 2020, and as such between April 2020 and May 2020 approximately 90% of the staff were laid off. As of December 2022, there were approximately 41,284 directly employed persons in the accommodation sub-sector, an increase of 6.8% from 38,647 persons as of December of 2021. However, this is 18.1% below the number of persons employed at the end of 2019 before the occurrence of the COVID-19 pandemic.

Visitor arrivals in Jamaica have increased by 0.7% in the last decade, from 3,306,632 visitors in 2012 to 3,330,680 visitors in 2022. In 2019, total visitor accommodation increased to 32,799 from 28,448 rooms in 2010. With the advent of COVID-19, approximately 7,589 rooms were taken out of circulation, reducing total accommodation to 25,210 at the end of 2020. In 2022, 8,116 rooms were reintroduced into circulation, increasing total accommodation to 31,510 at the end of 2022. During 2022, total visitor arrivals were 3,330,680, an increase of 117.0% from 1,535,165 in 2021. Stopover arrivals totaled 2,478,386 in 2022, an increase of 69.2% from 1,464,399 in 2021, mainly due to the ease of restrictions on tourism activities associated with the COVID-19 pandemic which significantly impacted visitor arrivals to Jamaica.

International travel came to a near complete halt in March 2020, with most complete to partial closure of international borders and all world destinations implemented restrictions to travel. Cruise passengers totaled 852,294 in 2022, an increase of 1,104.4% from 70,766 in 2021. From March 2020 to August 2021, cruise ships were not operating given the global COVID-19 pandemic and the closure of all ports. In August 2021, ports were reopened and recommenced operations.

For the first three months of 2023, total visitor arrivals were estimated at 1,194,154, an increase of 96.0% compared to the same period of 2022. For the first three months of 2023, stopover arrivals totaled an estimated 716,652, an increase of 40.4% over the same period in 2022. For the first three months of 2023, cruise passengers totaled 477,502, compared to 99,015 passengers during the same period in 2022.

Prior to the COVID-19 pandemic, Jamaica continued to secure adequate airlift out of major airport hubs allowing more visitors easy access to their destinations in Jamaica. Currently, 29 airlines fly into Jamaica either through the airports in Kingston at Norman Manley International Airport or Sangster International Airport in Montego Bay. Flights have returned to operations from most of the gateways previously served from Jamaica’s main regional markets of North America, Europe, Latin America, and the Caribbean.

The United States, Jamaica’s largest tourist market, accounted for 74.8% of total stopover visitors in 2022, and 87.3% in 2021. The percentage share of Jamaica’s stopover visitors from Europe increased to 11.1% in 2022 from 6.0% in 2021. Canada accounted for 10.9% of total stopover visitors in 2022, compared to 4.6% in 2021. Average hotel room occupancy was estimated at 63.0% in 2022 as compared to 44.4% in 2021 and 35.9% in 2020. Approximately 78.8% of hotel rooms in Jamaica were in the all-inclusive hotel category in 2022 compared to 80.0% in 2021. The average room occupancy rate of all-inclusive hotels was estimated at 70.5% in 2022 compared to 49.3% in 2021.

In FY 2022/23, JAMPRO facilitated three hotel projects. The Rok by Hilton Hotel was completed and opened on July 19, 2022 and became operational in August 2022. This development has a compliment of 68 en suite rooms with a business complex on the lower floors. Construction is ongoing for Phase 1 of the Hotel Princess Resorts and the project is expected to become operational within the next Financial Year (FY 2023/24). One project, Hard Rock Hotel, is in the initial stages of construction and as such, is continuing land clearing and groundwork on the property. This resort, when completed, will add 1,100 rooms in Rosehall, St. James. The capital investment in hotels for FY 2022/23 was US$158,434,930 million. It should be noted that these investments reflect newly constructed hotels and villas, in addition to hotels that underwent major renovation.

Based on estimates as at April 2023, in FY 2022/23, the infrastructure sector accounted for an investment of U$153.5 million, while the tourism sector represented an investment of US$305 million. JAMPRO’s partners in the energy sector accounted for an investment of US$71.9 million, compared to the IT enabled services and logistics sector which accounted for a combined investment of US$49.6 million. The following table shows the hotels that JAMPRO facilitated in FY 2022/23 and for which economic data has been provided as at the date of this report:

Hotel	Total Projected Capital Expenditure	Total Projected Jobs	Room Count	Status
ROK by Hilton (formerly Oceana Hotel Downtown Kingston)	US$27,000,000	60 Temporary 60 Permanent	168	Now operational. The hotel opened on July 19, 2022 and became operational in August 2022.

Princess Resorts (Phase 1)	US$500,000,000	800 Temporary 20 Permanent	1,00 5	Construction on 1,005 rooms is ongoing. Expected completion is FY 2024/25.

Hard Rock Hotel	US$800,000,000	1300 Temporary 1,200 Permanent	1,100	Land clearing and initial groundwork has started.

TOTAL	U$1,327,000,000	2,160 Temporary 1,280 Permanent	2,273

The following table shows the hotels that JAMPRO facilitated in FY 2022/23 which have not provided data or are expected to begin implementation in the near term:

Hotel	Total Capital Expenditure	Total Projected Jobs	Room Count	Status
Karisma Hotel Group/ Sugarcane Bay Development	US$216,000,000	2,700	850	The Investor has not provided a timeline for construction.

Viva Wyndham Resorts Hotel Investment	US$200,000,000	2,700	1,000	Currently going through the approval process with the respective Government agencies.

Las Marinas	US$18,000,000	Undisclosed	104	No project construction timeline has been provided.

RIU (Trelawny)	Undisclosed	Undisclosed	700	Construction expected to begin by FY 2023/24

Excellence at Oyster Bay (Grupo Excellence Hotels)	Undisclosed	Undisclosed	Undisclosed	Excellence at Oyster Bay resort will add another 12 luxury villas by FY 2023/24.

Secrets St. Ann	US$210,000,000	3,800	700	Estimated start date for construction in FY 2023/24.

TOTAL	U$644,000,000	9,200	3,354

The FY 2023/24 is estimated to have a total of eight JAMPRO-facilitated hotels coming on-stream amounting to approximately US$1 billion in projected capital investment.

The following table shows the new or refurbished hotels that are expected to come on-stream for the period 2023-2028:

Hotel	Type	Est. Capital Expenditure(1)	Room Count	Status
ROK by Hilton former Oceana Hotel Downtown Kingston	European Plan Hotel	US$31,000	168	Project completed and opened July 2022.

Amaterra Resort – Branded by Marriott, Stewart Castle Trelawny – Phases	All-inclusive	US$200 million	1,200	Project currently on hold.

Palm Beach Villas	All-inclusive beachfront villas	US$40 million	22	Construction ongoing – new estimation of completion – July 2023.

Hardrock Hotel & Casino	All-inclusive resort	US$800 million	1,100	No information available. Update expected in 2023.

Princess Resort	All-inclusive resort	US$500 million	2,000	Construction ongoing. Estimated to be completed 1st Quarter 2024.

Grand Hotel Excelsior Port Royal Former Morgan’s Harbour Hotel	European Plan Hotel	US$20 million	50	Opened September 2022.

Sandals Dunn’s River Golf Resort & Spa Phase 1 & 2	Full All-Inclusive	US$280 million	510	Opened May 2023

Villa Janus	Custom Plan	US$16 million	11	Construction ongoing. Expected to be completed April 2024.

Buki Ocean View	Continental Plan Hotel	US1.7 million	9	Completed in April 2023.

RIU	All Inclusive	US$100 million	700	Expected to be completed by July 2023.

Viva Wyndham	All Inclusive	US$300 million	1,000	Expected to break ground in 2023.

Secrets Resorts	All-inclusive	US$210 million	715	Expected to break ground in 2023.

Harmonization	Not Available	US$25 million	1,000	No information available. Update expected in 2023.

UNICO 18°77° Hotel Montego Bay	All Inclusive	Unavailable	451	Broke ground September 2022. No further information on completion date.

TOTAL		US$2.5 billion	8,936

(1)	Projections are based on the entire lifespan of the construction of the project, as opposed to year-to-date calculations.

Based on the information available, over the next five years, approximately six hotels are projected to come on-stream, representing approximately 3,694 new rooms.

The table below shows tourism projects that are under construction and that are expected to come on-stream during FY 2023/24 that are not being facilitated by JAMPRO:

Hotel	Room Count	Status	Scheduled Opening
Wyndham Kingston	454	Under construction	TBA
Jewels Montego Bay	800	Paused for discussions	No data at this time
Marriott Resort (Freeport Montego Bay)	150	Construction on hold	TBA

The following table shows the number of visitor arrivals for the three-month period ending March 2022 and 2023:

	2022	2023(1)	% Change 2023 vs. 2022
Total Stopover Visitors	513,572	716,652	40.4
Cruise Passengers	99,798	477,502	382.3

Total Visitors	613,370	1,194,154	96.0

Average Length of Stay (nights)	9.8	7.9	-19.4

(1)	Provisional Estimate.

Source: Jamaica Tourist Board.

Jamaica closed its borders to international travelers on March 25, 2020 and re-opened airports on June 15, 2020. The cruise ship piers reopened in August 2021.

The following table shows the number of visitor arrivals for the five years ended December 31, 2022:

Visitor Arrivals

	2018	2019	2020	2021	2022	% Change 2022 vs. 2021
Foreign Nationals	2,298,162	2,483,169	798,290	1,332,574	2,295,886	72.3%
Non-Resident Jamaicans	174,565	197,751	82,114	131,825	182,500	38.4%

Total Stopover Visitors	2,472,727	2,680,920	880,404	1,464,399	2,478,386	69.2%
Cruise Passengers	1,845,873	1,553,230	449,271	70,766	852,294	1,104.4%

Total Visitors	4,318,600	4,234,150	1,329,675	1,535,165	3,330,680	117.0%

Average Length of Stay (nights)	8.1	7.9	9.4	9.1	8.1	-11.0%

Source: Jamaica Tourist Board.

The following table shows the number of stopover visitors by country of origin for the five years ended December 31, 2022:

Stopover Visitors by Country of Origin

	2018	2019	2020	2021	2022	% Change 2022 vs. 2021
United States	1,628,402	1,838,904	637,505	1,278,679	1,853,043	44.9%
United Kingdom and Ireland	217,978	227,564	56,146	74,811	230,783	208.5%
Other European	110,391	93,076	22,079	11,938	44,972	276.7%
Canada	399,969	395,561	132,014	67,184	269,611	301.3%
Caribbean	67,495	71,816	15,685	21,409	50,154	134.3%
Latin America	33,922	38,885	13,827	7,242	22,304	208.0%
Japan	1,587	1,713	406	131	459	250.4%
Other	12,983	13,401	2,742	3,005	7,060	134.9%
Total	2,472,727	2,680,920	880,404	1,464,399	2,478,386	69.2%

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2022:

Hotel Room Occupancy

	2018	2019	2020	2021	2022
Kingston and St. Andrew	59.4	34.4	16.6	24.1	33.3
Montego Bay	68.7	69.1	38.7	48.3	66.8
Ocho Rios	70.0	66.8	35.4	42.2	68.3
Port Antonio	16.2	11.7	10.9	6.9	17.8
Mandeville	54.3	44.9	23.0	49.4	55.1
Negril	65.5	66.2	40.3	44.7	61.8

Total	66.9	64.2	35.9	44.4	63.0

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2022:

Estimated Visitor Expenditure

	Stopover US$ per person per day	Cruise US$ per passenger per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change From Prior Year
2018	162.1	100.5	3,305.5	9.8
2019	168.6	101.8	3,638.8	10.1
2020	140.4	101.0	1,256.0	(65.5)%
2021(1)	169.6	108.3	2,095.1	66.8%
2022(2)	183.7	106.3	3,621.4	72.9%

(1)	Revised.
(2)	Provisional Estimate.

Source: Jamaica Tourist Board.

In 2022, the total visitor expenditure (provisional estimate) increased by 72.9% to US$3,621.4 million from US$2,095.1 million in 2021. This increase was primarily attributable to the ease of restrictions on tourism activities associated with the COVID-19 pandemic which significantly impacted visitor arrivals to Jamaica. International travel came to a near complete halt in March 2020, with most complete to partial closure of international borders and all world destinations implemented restrictions to travel. The average expenditure per person per night increased to US$183.7 in 2022 from US$169.6 in 2021.

Other Tourism Initiatives

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and developments in other competing touristic destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

On December 2004, the Tourism Enhancement Act, 2004 was passed. This act, as amended on August 2011, provides for a Tourism Enhancement Fee (“TEF”) of US$20 and US$2 to be paid by incoming airlines and cruise ship passengers, respectively. Funds from the TEF are to be placed in a dedicated fund to be used for implementing the recommendations from the master plan.

TEF has partnered with the EXIM Bank to enable small and micro tourism enterprises to access up to J$25 million dollars at 5% interest over five years. They have also partnered with the Jamaica National Small Business Loans to offer a “5x5x5” loan facility where small and medium-size tourism enterprises can borrow a maximum of J$5 million at 5% interest over 5 years.

The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first four in the world to attain Green Globe Certification.

Approximately fifteen tourism entities have implemented environment management systems and are Green Global certified. An effective environmental management system improves operational efficiency and cuts waste. It not only improves the organization’s environmental performance, but also saves money. Participating entities often reduce operating costs, which has led to increased profitability. Programs such as the Green Globe certification are a useful way for companies to effectively demonstrate their corporate social responsibilities.

Infrastructure

Highway 2000

Since 2002, Jamaica has made significant progress on the Highway 2000 project, a joint public-private partnership project. This multi-lane motorway when completed will connect the capital of Kingston in the southeast of Jamaica with the tourism centers of Montego Bay in the northwest and Ocho Rios in the center of northern Jamaica and covers approximately 144 miles (230 kilometers). The developers, through National Road Operating and Constructing Company Limited (“NROCC”), are authorized by the Minister of Transport and Mining via concession agreements of 35 and 50 years to design, construct, levy, collect and retain tolls in connection with the project.

The project is being completed in phases. Phase 1A and Phase 1B (which covers Kingston to May Pen and the Portmore Causeway) and Phase 2A (Caymanas to Ocho Rios) have been completed.

As part of a transaction designed to broaden the ownership of the Phase 1 project, in 2019-2020 80% of the shares of Transjamaican Highways (“TJH”), the developers of Phase 1 were sold to the public through an Initial Public Offering. The shares of TJH were formerly owned by Bouygues Travaux Publics, Vinci Construction, Proparco all headquartered in France, along with the IFC.

Phase 2B, which is designed to extend the highway from Mandeville to Montego Bay, has not yet been awarded to any developer. The Government has opted to begin the process by constructing the first portion of the project, the Montego Bay Perimeter Road, as a design-build project expected to start construction in 2023.

The Government has however started the construction of Phase 1C, which covers approximately 28km from May Pen to Williamsfield. Upon completion of construction scheduled for August 2023, the Government will decide whether to award this to a developer to operate. TJH, which currently holds the first right of refusal to operate the Phase 1C segment, has expressed its interest in operating the Phase 1C segment to the Government.

Other Infrastructure

Infrastructure works and activities facilitated during 2022 included the GOJ Road Rehabilitation Project II Broadgate – Agualta Vale and SCHIP. The Broadgate to Agualta Vale project valued at $1,119.8 million was completed in FY 2022/23, with the Taking-Over Certificate issued as of March 31, 2023. SCHIP, is divided into Part A and Part B. Part A, which includes the construction of a 28 km-long tolled dual carriageway highway from May Pen, Clarendon to Williamsfield, Manchester, is being implemented by the National Road Operating and Constructing Company Limited (NROCC). NROCC secured the planned right-of-way for the implementation of Part A during 2020. Part A (May Pen to Williamsfield) and Part B (Harbour View to Yallahs Bridge were at 90% and 87% completion, respectively, at the end of December 2022. Part A (May Pen to Williamsfield), which is being implemented by NROCC, was at 90.0% per completion at the end of March 2023. Expenditure for Part A of SCHIP by NROCC was approximately US$74,921,145.09 in 2022. Part B works are being implemented by the NWA. As at the end of March 2023 the project was approximately 92% complete.

•	Part B (ii). Road widening and improvement works on a 17.4km-long road section from Harbour View to Yallahs Bridge. This component is undertaken by CHEC; and

•

Parts B (iii & iv). Road rehabilitation works from Yallahs Bridge to Port Antonio and Morant Bay to Cedar Valley, which is a cumulative total of 122.5km. Parts B (iii & iv) were further divided into 15 construction packages based on length, value and complexity of works, and is being undertaken by local contractors sub-contracted by CHEC.

From January 2022 to March 2023, works continued and are nearing completion for the first five priority packages (Tranche 1) under Parts B (iii & iv), with percentage completions as of March 31, 2023 as follows:

•	Package 4. Morant River Bridge to Prospect (8.95 km), 84%;

•	Package 8. Hordley to Long Road (4.16 km), 97%;

•	Package 10. Manchioneal to Fair Prospect (8.80 km), 96%;

•	Package 14. Morant Bay to Georgia (14.70 km), 96%; and

•	Package 15. Georgia to Cedar Valley (11.74 km), 88%.

During 2022, combined expenditure for SCHIP Parts A & B exceeded the J$25,844 billion provided in the MEGJC Budget for the financial year ended March 31, 2023. Additionally, MEGJC provided an approximate J$9.9 billion from its recurrent budget which NWA utilized to undertake its Disaster Mitigation Programme as well as other routine maintenance works of roads and bridges during this period.

During 2022, a total of US$73.6 million was expended by the NWA on road infrastructure developments including MIDP, SCHIP (Part B); and other Government road rehabilitation projects.

Work was also undertaken on the five packages under Tranche 2, with completion as of March 31, 2023 as follows:

•	Package 1. Yallahs Bridge to Louden Hill, 31%;

•	Package 2. Louden Hill (Salt Pond) to Pomfret, 45%;

•	Package 3. Pomfret to Morant River Bridge, 63%;

•	Package 12. Boston Area to Drapers, 53%; and

•	Package 13. Drapers to Port Antonio, 25%.

With regard to MIDP, substantive work on this project was completed in FY 2019/20. Road rehabilitation, construction of critical retaining walls, island-wide patching of roads, bridge construction and river training were undertaken. These were done through the NWA, with China Harbour Engineering Company Limited (“CHEC”) as the main contractor. During the period, the NWA continued the process of closing out the program, including the issuance of taking-over certificates.

Other Transportation Infrastructure

Jamaica divested the Sangster International Airport in 2003 and upgrading work was completed in April 2009. Under the Sangster International Airport Capital Development Programme, a runway extension and shoreline protection project is being implemented, at a cost of J$10.3 billion and is funded through the Airport Improvement Fee (AIF). The status of three components of the five-component 30-month project, which commenced in January 2020 are as follows:

•	Component 1: relocation/re-alignment of public road (Kent Avenue) and Utilities: Enabling Works – 71% complete;

•	Component 3: relocate thresholds and navigational aids (Airfield Works) –30% complete; and

•	Component 4: taxiway ‘E’ expansion and jet blast screen (Airfield Works) –80% complete.

Airport expansion work associated with the SIA Master Plan Development Programme estimated at US$100 million (J$14 billion) commenced in 2020 and while some aspects of the works were deferred as a result of the COVID-19 pandemic, the following have commenced or been implemented:

•	Check in hall eastern ticketing expansion - Immigration re-organization (cost US$528 thousand - (100% complete);

•	Retail expansion of gates 7 & 8: Project (cost: US$11 million or J$1.6 billion) was approximately 96% complete at the end of the reporting period, and expected completion is January 2023; and

•	2MW AC Solar Carport Power Plant – Supply and install 1 MWAC Roof Mounted Solar PV Solution: (cost: US$1 million or J$148 million) – was 100% complete).

The three-phased (Phase 1A, 1B and 2) Capital Development Programme for the Norman Manley International Airport (“NMIA”) commenced in 2003. In March 2012, Phase 1A of the NMIA improvement was completed. Work continued, during 2022, on Phase 1B and 2A of NMIA’s CDP under the new airport operator PAC Kingston Airport Limited (“PACKAL”), with the following activities and completion status:

•

Phase 1B – which involves two components, the 4kV to 24kV Electrical Substation Upgrade which improve the reliability and efficiency of the medium-voltage electrical distribution by increasing the distribution voltage from 4kV to 24kV by/with the four modernization of, and replacement of the electrical system major components, aged equipment, and facilities. All three new replacement transformers were installed and commissioned into service April 2022 and are fully functional. Also, in April 2022, the engineers along with representatives of stakeholders AAJ & PACKAL inspected the facility & system. Operational acceptance was awarded as at April 25, 2022 and an agreement was reached to mark the end of the Defects Liability Period (DLP), based on the beneficial use gained by AAJ for approximately 30 months.

•

Phase 2 – This phase of the CDP was capped at US$12.5 million. It was established as an interim program of designs, studies and works to ensure that operational readiness, safety and minimum acceptable levels of service were maintained in the timeline prior to the successful engagement of a new airport operator (PACKAL). Expenditure under the program to date is US$9.1 million. The outstanding projects within Phase 2A-CDP are governed by the PACKAL/AAJ Memorandum of Understanding (MoU) and involves:

•	the provision of a new P/A Paging System;

•	Enterprise Data Network;

•	Taxiway “F” upgrade;

•	Outbound baggage/EDS system upgrade; and

Works, discussions and activities related to Phase 2 progressed during the year.

These activities undertaken under Phase 1B and 2 of the program, will complement the infrastructure work completed in March 2012 under Phase 1A, which included a new departure terminal; a new two-level pier, fitted with jet-loading bridges; upgrades to the arrivals terminal, car park and roadway; IT systems, operations, safety and security equipment upgrades and electrical distribution systems upgrades.

With regard to Ian Fleming International Airport in St. Mary, infrastructure development works at the IFIA are being undertaken in two phases. Phase 1 involves the widening of the runway and terminal modifications, while Phase 2 involves the construction of a new police station, and expansion and upgrade of the sewage treatment facility.

•

Phase 1 of the project was completed in December 2020 which included airside pavement widening, rehabilitation and reinstallation of airfield lights, terminal expansion, enabling works, general capital expenditure & asset improvement as well as property upkeep, beautification and outreach projects; and

•

Phase 2 of the project is ongoing. The construction phase of the J$59.2 million police station which is a two-story structure with approximately 2,700 sq. ft. is 100% complete. The expansion and upgrading works to the sewage facility at a cost of J$35 million. The construction phase of this component is also 100% complete. The proposed system will be classified as a tertiary system consisting of septic tanks, constructed wetland (Reed Bed), seven chlorination contact chamber and absorption pits which will satisfy volume of sewage in the future.

ODPEM National Disaster Work Program

Under Vision 2030 Jamaica, the Government has prioritized Hazard Risk Reduction and Adaptation to Climate Change as a key strategic priority to achieving economic growth and job creation, which is one of its strategic pillars in achieving Vision 2030 Jamaica under goal 4, outcome 14. The Office of Disaster Preparedness and Emergency Management (“ODPEM”), a statutory body, is the national organization responsible for coordinating disaster and emergency activities to reduce the impact of hazards on the environment and the Jamaican population. With legislative support from the Disaster Risk Management Act of 2015 (the “DRM Act”) and formerly the Disaster Preparedness and Emergency Management Act of June 1993, the ODPEM utilizes a collaborative multi-agency approach to create a culture of disaster preparedness with some focus on emergency response and management.

The ODPEM has embarked on a strategic agenda for the next four years (2023-2027) to establish and develop programs and initiatives to advance the DRM Agenda, support its stakeholders in engaging priorities, and pursuing technical and institutional capacity building. The ODPEM has aligned its objectives and strategies with the Vision 2030 Goal 4 Outcome 14 and Medium Term Framework (MTF) for 2018-2021. Its four priorities (Executive Direction and Administration, Resilience to All Forms of Hazards, Emergency Response Capability and IDB Comprehensive Disaster Risk Management Programme), four programs (Institutional Capacity, National Mitigation and Risk Reduction, National Readiness and Public Awareness and Education) and six sub programs (Response Coordination and Recovery Programme, Hazard Risk Reduction, Human Resource, Administration and Technological Capability, Branding, Visibility and Reputation Management, Awareness and Communication and Training and Sensitization) are designed to address resilience to all forms of hazards, strengthen emergency response capabilities, strengthen the agency ODPEM to execute its mandate and to implement the IDB Comprehensive Disaster Risk Management Programme.

A key feature of ODPEM is to strengthen the current national emergency telecommunications network, in partnership with the Government of Japan, through the Japan International Cooperation Agency. Developed through a strategic partnership with the Caribbean Disaster Emergency Management Agency, ODPEM has continued the National Disaster Risk Management Volunteer Program, a project that began with 150 trained volunteers across the island.

Jamaica’s national readiness and response program is anchored on priority number four of the Sendai Framework, which states inter alia: “Enhancing disaster preparedness for effective response.” This implies an integrated relationship between the preparedness and response processes.

Jamaica is seeking to strengthen its response and recovery capability through the response coordination mechanism as part of the ODPEM’s response and recovery program. A draft response coordination plan was developed in 2021 and the standard operating procedures (“SOPs”) for the National Emergency Operations Centre have also been upgraded to complement the new response coordination plan. The plan was completed under a consultancy funded by the IDB. A recovery framework guidance document was produced in 2022 with the assistance of the Caribbean Disaster Emergency Management Agency (“CDEMA”).

The National Disaster Response Coordination Plan outlines the coordination mechanism and functions to be undertaken to ensure a coherent response. It plays a complementary role to the National Disaster Risk Management Plan and does not replace plans and SOPs required for managing responses to particular threats. Part 1 of the plan sets out mechanisms which will activate the plan and the levels of operations which address the type and magnitude of the emergency. It also describes the plan’s scope, purpose, objectives, assumptions, authority and institutional framework. The concept of operations detailing how the response is organized and how it will unfold as well as the procedures for de-activating the plan are also treated. Part 2 of the plan outlines its SOPs while stating the activities to be undertaken by actors that have coordination responsibilities under the plan. There are two key groups mentioned in the plan namely the Emergency Support Group (overarching lead for coordination) and the Emergency Functions (leads) for the hazard specific emergency. Part 3 comprises of annexes which contain supporting plans such as functional and hazard specific plans, National Emergency Operations Centre (“NEOC”) SOPs and response plans of lead agencies. Whenever the national response plan is activated the NEOC is also activated.

Another strategic priority is the Shelters and Shelter Management Programme which is implemented across the island. This includes the annual or biannual inspection of shelters, the effective manning and operation of official shelters across the island and a public awareness campaign about shelter operations, expectations and expected behavior. In addition, the program caters to the welfare and rehabilitation of shelter occupants while training and developing shelter managers. A Covid-19 shelter management guideline has also been developed to support the management of emergency shelters.

For FY 2022/23, the ODPEM has sought to develop a shelter app which will further enhance the use of information and communication technologies, especially to support the multi-agency shelter inspection process. The app will be fully rolled out in FY 2023/24. Facilities were retrofitted in FY 2022/23 to accommodate persons with disabilities with the assistance of the Digicel Foundation. This included the erection of signage, ramps and water closets with supporting bars. In FY 2021/22, gender considerations were incorporated into the training curriculum with the assistance of the Planning Institute of Jamaica’s implementation of the Adaptation Fund Programme. Gender mainstreaming is an area in which the ODPEM will need to provide added focus in the future as the Government strengthens the Shelter Management Programme.

Tsunami Readiness Pilot Recognition Programme

The ODPEM received the coveted accreditation as tsunami ready as of February 2022, under the Tsunami Readiness Pilot Recognition Technical Cooperation through the Intergovernmental Coordination Group (“ICG”), which is a subsidiary body of the Intergovernmental Oceanic Commission (“IOC”) of the United Nations Education, Scientific and Cultural Organization (“UNESCO”). This included the preparation and validation of the evacuation map for the Old Harbor Bay Community which is now accredited as Tsunami Ready, the finalization of the National Tsunami Plan and SOPs, a parish template and SOPs and a response plan for the Old Harbor Bay community.

The project also saw the signing off or endorsement of the initiative by the convening of the National Tsunami Recognition Board, the Installation of Tsunami Signage in Old Harbor Bay, the production of a promotional video and the outfitting of the Community Emergency Response Teams for the Old Harbor Bay community. Internal reviews of the National Tsunami Plan and SOPs as well as final sign off was conducted by the relevant Committees of the National Disaster Risk Management Council. The project saw ODPEM’s submission of all plans, SOPs and final reports on the final products of the recognition deliverables to the UNESCO, IOC, ICG, the Caribbean Tsunami Information Centre (“CTIC”) and the US National Oceanographic and Atmospheric Administration International Tsunami Information Center/Caribbean Office (“ITIC/CAR”).

The Intergovernmental Oceanographic Commission of United Nations Educational Scientific and Cultural Organisation (“IOC-UNESCO”) under a joint arrangement by the Norwegian Agency for Development Cooperation (“NORAD”) and the Caribbean Tsunami Information Centre (“CTIC”) embarked on a Tsunami Ready Programme for the community of Port Maria, St. Mary in 2022. During this time, one community meeting was held, one transect walk across Port Maria took place, one Tsunami Ready activity was held on World Tsunami Day and one multi-stakeholder planning session was conducted. The project is being funded by UNESCO/ IOC and the CTIC. In seeking to build a safer ocean and strengthen the capacities of early warning and response for tsunamis in the Caribbean, the overall objective is to build resilience through emphasis on coordination, hazard assessment, warning communication, preparedness, response and resilience at regional, national and community levels.

The actions of the project will be implemented based on a risk analysis as they strengthen response capacities at regional, national and local levels. Resilience is built by ensuring participation of different actors at the community level, namely through;

•	participatory mapping exercises to define exposure and vulnerability;

•	community-based simulation exercises;

•	improved response skills of different groups including women, children, youth, adults and seniors;

•	enhanced links between the scientific community and disaster practitioners; and

•	advocacy efforts and lessons learned (e.g. Tsunami Ready Recognition Programme) to raise awareness on the need to ensure sustainability of actions in the long term.

Actors at the national level include National Disaster Management Offices, first responders and other members of the National Emergency Management System such as the national tsunami warning focal points, national tsunami warning centers (including meteorological offices), national tsunami contacts, tsunami advisors, Ministries of Education, Ministries of Tourism, among others. Local actors include district and community emergency organizations, community emergency response teams and local businesses.

Supporting partners include the CDEMA coordinating unit, the Seismic Research Centre of the University of the West Indies, St. Augustine, the ITIC/CAR, community organizations, institutions and businesses such as schools, clinics, municipal centers, churches, hotels, banks, shops and the general public.

National Vulnerability Ranking Index (NVRI)

The vulnerability ranking methodology was first developed by the ODPEM in 2009 which was used to rank the vulnerability of communities. The primary limitations of the methodology were the lack of data and an inadequate number of indicators used to measure community vulnerability. In 2018, the ODPEM, in partnership with the Resilient Islands Project and the Jamaica Red Cross, facilitated the update of the existing vulnerability ranking methodology into a Vulnerability Ranking Index (“VRI”) which was created in 2019. The 2019 version of the VRI tool had a total of 46 indicators and was used to rank and prioritize eight vulnerable coastal communities for the Resilient Islands Project.

The ODPEM recognized the need to re-scope the existing VRI into a National Vulnerability Ranking Index (“NVRI”), which will include additional indicators for addressing multi-hazard vulnerability across sectors and communities including public health issues surrounding pandemics. The continued response to the COVID-19 pandemic has exposed vulnerabilities not previously considered. Updates to the tool will allow for a wider cross section of indicators to determine community and sector vulnerability to multi-hazards. The revised VRI tool functions as a national tool that can be accessed at varied levels by key stakeholders and the public.

The updated NVRI tool is expected to benefit a wide cross section of stakeholders and allow for a more comprehensive methodology in identifying and ranking vulnerability to multiple hazards in Jamaica. The use of the NVRI tool will fulfill the need to employ scientific research methodologies to facilitate the evidence-based information used to direct DRR interventions and promote policy changes at sector and national levels towards building national resilience.

The NVRI database and tool will form part of a long-term solution for positioning the ODPEM and key stakeholders in producing credible information for targeted DRR and CCA interventions in vulnerable communities. The results of the tool will allow for better coordination and allocation of resources to support national disaster response and recovery. The revised tool will have a geospatial component that will allow persons to map and visualize community vulnerability. It will also include features of recommended solutions for addressing community and sector vulnerability depending on the rank calculated by the NVRI tool. Target areas that will be strengthened by use of the NVRI tool include:

•	building disaster resilience;

•	informing DRR initiatives;

•	informing and directing project interventions and policy;

•	strengthening capacity building;

•	improving data sharing;

•	prioritizing vulnerable communities for intervention;

•	promoting reduction of sector vulnerability;

•	strengthening urban and regional planning and zoning;

•	enhancing long-term vulnerability analyses; and

•	support data collection for Hazard Vulnerability Assessments.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industry, is the country’s largest merchandise export sector.

Total bauxite production decreased by approximately 26.6% in 2022 to approximately 4.4 million tonnes when compared with the 5.9 million tonnes produced in 2021. The main reason for the decline was the suspension of operations at the Jamalco refinery due to extensive damage of its powerhouse from a fire in August 2021. Local alumina production decreased by 45.3% to 0.6 million tonnes, and exports decreased by 44.6% to 0.7 million tonnes. Crude bauxite exports decreased by 4.6% relative to 2021. Approximately 2.5 million tonnes were exported in 2022, compared to 2.6 million tonnes in 2021.

With the increase in alumina prices, along with the decline in alumina exports, total gross earnings in the industry decreased by 30.4% to US$327.9 million in 2022 from US$470.7 million in 2021. Earnings from alumina exports decreased by 37.3% to US$250.2 million in 2022 down from the US$398.9 million earned in 2021. Meanwhile, earnings from crude bauxite exports increased by 8.2% to US$77.7 million in 2022, up from US$71.8 million recorded in 2021. An increase in the crude bauxite export price also contributed to the earnings.

Alumina production in the local sector was 307,393 tonnes in the first quarter of 2023, which represents a big increase of 197.1% from 103,468 tonnes produced in the same period of 2022. Crude bauxite production totaled 427,872 tonnes in the first quarter of 2023, representing a significant decrease of 33.2% compared to the 640,744 tonnes produced in the corresponding period of 2022. Similarly, alumina exports in the first quarter of 2023 increased by 214.1% to 271,322 tonnes relative to the 86,380 tonnes exported in the same period of 2022. Meanwhile, crude bauxite exports totaled 445,389 tonnes, which translated to a decrease of 28.4% relative to the 622,141 tonnes exported over the same period of 2022.

In the last few years, global aluminum markets have faced notable fluctuations due to the pandemic, the Ukraine conflict, and recession fears. This led to substantial price volatility, with a record recovery beginning in May 2020 from April 2020 lows and trending upwards from May 2020 until a sharp decline starting in March 2022. The post-pandemic recovery was driven mainly by economic growth, with supply-side factors contributing to roughly a quarter of the rebound. Since March 2022, a global economic slowdown, easing supply constraints, energy-intensive smelter closures, and recession concerns have led to falling prices. Nonetheless, in 2022, the London Metal Exchange three-month (“LME 3Mth”) aluminum price increased by 9.1% to roughly US$ 2,708.52 per tonne relative to 2,483.55 per tonne for 2021.

During the three-month period ended March 31, 2023, the LME 3-Mth aluminum price averaged US$2,437.62 per tonne, which was approximately a 25.1% decline in comparison to the identical period of 2022, when prices averaged US$3,255 per tonne. The decrease is a reflection of several factors including a persistently weak global demand that has centered since the course of 2022 following the Russia-Ukraine conflict. Following early fears of aluminum price increases due to the potential further sanctioning of Russian producers, the state of Chinese demand (the world’s leading consumer of aluminum at 57.3%) became an issue of concern. Despite the many supporting policies introduced by the government, a significant uptick in demand for the metal is yet to be registered. Chinese demand is also dependent on the global demand recovery given the importance of aluminum semis exports, which have been weak so far in 2023. However, it appears that the worst may be over, as the automotive industry experiences increasing demand and the construction market observes a rise in completed projects. Furthermore, the packaging sector is expected to flourish as socializing resumes and people regain their freedom.

Meanwhile, the alumina CRU Atlantic Basis Price in 2022 rose by 13.5% to US$390.2 per tonne vis-à-vis 2021. For the first quarter of 2023, the CRU Atlantic Basis Price averaged US$385.32 per tonne, reflecting a decrease from the US$440.00 per tonne registered over the same quarter of 2022.

At present, Jamaican bauxite and alumina companies face environmental and legal challenges that have caused uncertainty and concerns about sustaining successful operations. Nevertheless, Jamaica believes it possesses sufficient mineable bauxite reserves to last around forty years, given current mining practices and market demand expectations. This reserve estimate is influenced by various technological and economic factors and is subject to periodic revisions. The cost of exploiting mineable reserves can vary greatly based on factors like the location and mineralogical nature of the reserves and technological advancements in the industry.

The mining and quarrying sector will require a significant amount of capital investment in the near future as it carries out plans to transition its energy base away from oil and coal into natural gas and other clean energy sources in an effort to reduce overall costs and strengthen global competitiveness. Under the recent development in the United States, which permits the sale of natural gas to non-North American Free Trade Agreement (“NAFTA”) countries, an opportunity arose to consider a natural gas solution. In this context, Jamalco and New Fortress developed a proposal for a natural gas solution whereby New Fortress Energy:

•

financed, constructed, and commissioned into operation a natural gas-fired steam and electric generating facility utilizing gas turbines and heat recovery steam generators located adjacent to the Jamalco refinery facility in Clarendon, Jamaica, on Jamalco’s land. The objective is to supply to the Jamaica Public Service Grid approximately 94MW of power and to the powerhouse owned and operated by Jamalco, consisting of four heavy fuel oil fired boilers and three steam turbine generators (the “Jamalco Power Station”) approximately 300Kpph of steam; and

•

jointly with Jamalco, modified two of Jamalco’s oil fired boilers with combined capacity of approximately 400Kpph such that they are dual fired and capable of using heavy fuel oil and natural gas. During the first quarter of 2020, the project became a reality with the commissioning of the natural gas-fired steam and electric generating facility adjacent to the Jamalco refinery.

The Government of Jamaica, since December 1, 2014, wholly owns Clarendon Alumina Production (“CAP”), which holds a 45% undivided interest as a co-tenant in common in the assets of Jamalco, a joint venture with Noble Resources Limited, now the Noble Group Holdings Limited (the “Noble Group”). Alcoa Inc. previously owned 55% of the Noble Group. The business of the joint venture consists of an integrated alumina production and export network comprised of bauxite mining operations, an alumina refinery, a power plant, a rail transport system and a port with docking and loading facilities.

On June 17, 2013, CAP and the Noble Group entered into an alumina sales agreement, pursuant to which CAP agreed to supply, sell and deliver not less than 3.4 and up to 6.1 million tonnes of alumina to the Noble Group over a 12-year period. In consideration, the Noble Group made available a US$120.0 million secured prepayment facility to CAP. A condition subsequent to this facility was the successful completion of a consent solicitation and an exchange offer of notes issued by CAP and guaranteed by Jamaica for notes issued by Jamaica. This exchange offer was completed successfully in September 2013. See “Public Sector Indebtedness—External Debt.” Additionally, the Noble Group has a security interest over CAP’s 45% interest in the Jamalco joint venture. All funds disbursed under the facility must be repaid in full by June 30, 2025. Until all funds disbursed under the prepayment facility are repaid, CAP grants the Noble Group an option to purchase at market value all or part of CAP’s interest in Jamalco, as well as the right to appoint a Noble Group representative to the executive committee of Jamalco. In October 2014, the Noble Group acquired a 55% undivided interest of Alcoa Inc. in Jamalco.

In or around 2015, both the Noble Group and CAP agreed that the current arrangement governing the management of the Jamalco refinery was suboptimal, particularly for the Government. Thus discussions began surrounding the incorporation of the Jamalco entity into a public limited liability company. The Government and Noble Group would retain its shareholdings in the incorporated entity in the same 45% to 55% ratio. Since that time, various agreements have been drafted and have undergone a first review by the Attorney General’s Chambers to ensure that the new arrangement will benefit the Government of Jamaica. Further, a debt repayment agreement was drafted to facilitate the repayment of the loan which was taken from Noble. The execution of this agreement would allow for the Government through CAP to cancel the pre-payment facility agreement previously entered and renegotiate the alumina sale agreement. In September 2020, the board of directors of CAP approved the execution of the debt repayment agreement and entering into a marketing agreement as well as a working capital agreement.

Thus, the loan which was owed to Noble Group has now been fully repaid and CAP entered into a new arrangement whereby Noble Group will act as the marketing and sales agent of CAP’s 45% allotment of alumina (the “Marketing Agreement”). While this portion has been completed, all parties continue to work on having the incorporation aspect completed. The agreement for restructuring and the agreement for transfer of properties are complete and are under review by the Ministry of Finance and the Public Service and the Ministry of Transport and Mining. It should be noted that in August 2021 the Jamalco refinery suffered a major fire to its powerhouse which halted production for an entire year. During this period, neither CAP nor General Alumina Jamaica (GAJ) earned any revenue from alumina sales. Reconstruction of the powerhouse was facilitated through insurance proceeds. As at September 2022, the refinery restarted operation at 50% of its capacity. As at March 2023, the refinery operates at 75% capacity and is expected to return to full capacity in 2024.

In April 2023, Century Alumina Company (“Century”), a US-based associate of Glencore, entered into a contractual agreement to acquire the majority stake in Jamalco for US$1, removing the loss-making alumina refinery from the former owner, Noble Group. Following Century’s acquisition, the Marketing Agreement was novated to an affiliate of Century, such that the marketing and sales responsibilities of CAP’s 45% allotment of alumina no longer lie with Noble Group. The parties expect to terminate the Marketing Agreement and enter into a new arrangement with Century on revised terms, which have already been agreed between Century and CAP. Despite this development, the government of Jamaica still holds significant ownership interests in Jamalco and Noranda Jamaica Bauxite Partners, both alumina and bauxite producers. Other major alumina producers, Windalco (Ewarton) and Alpart, remain privately owned. In September 2019, the JISCO-Alpart refinery halted operations to undergo modernization, and remains closed in 2023.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2022:

Jamaica Bauxite and Alumina Sector

	2018	2019	2020	2021(4)	2022(5)	% Change 2022 vs. 2021
Bauxite
Production (tonnes)	10,058,228	9,022,286	7,546,139	5,962,351	4,364,729	-26.6
Exports (tonnes)	3,339,221	3,035,758	3,061,452	2,603,941	2,483,971	-4.6
Prices (US$ per tonne)(2)	30.03	31.61	28.95	27.59	31.28	13.5
Gross Earnings (US$ in millions)(3)	100.3	96.0	88.6	71.8	77.7	8.2
Alumina
Production (tonnes)	2,483,572	2,172,972	1,620,943	1,158,452	634,103	-45.3
Exports (tonnes) (1)	2,571,038	2,211,956	1,654,147	1,214,103	672,201	-44.6
Prices (US$ per tonne)(2)	442.92	324.84	265.38	328.55	372.14	13.6
Gross Earnings (US$ in millions)(3)	1,138.8	718.5	439.0	398.9	250.2	-37.3

Total Gross Earnings (US$ in millions)	1,239.1	814.5	527.6	470.7	327.9	-30.4

Source: Economics and Projects Division, JBI

(1)	The term exports is equivalent to sales. Included in sales is hydrate.
(2)	Average price received.
(3)

For the calculation of the Gross Earnings line items in the table above, the unit price is multiplied by the volume of exports, be it bauxite or alumina. The resulting gross bauxite earnings and gross alumina earnings figures are then summed to give total gross earnings.

(4)	Revised.
(5)	Provisional.

Local Outlook - Impact of COVID-19 and the Russian-Ukraine Conflict on Mining and Quarrying

To date, COVID-19 has had no direct impact on the output of bauxite or alumina in Jamaica. The year 2023 began on a less than optimistic note with the alumina industry operating at low levels of capacity. While the Jamalco refinery partially reopened operation in June 2022, it is currently operating below predicted levels as prospects of getting back to pre-COVID production levels by the third quarter 2022 fell through. The refinery stopped operations in 2021 after a major fire in August 2021 extensively damaged the power plant.

The sector may still be subject to new challenges from developments in the global macro environment. These include rising input commodity prices, logistical challenges and restricted markets. Also, due to the Russian invasion of Ukraine, there exists a high level of uncertainty and fear regarding the mid and long term impacts that the sanctions placed on Russia, Russian companies and Oligarchs, may have on UC Rusal operations, including Windalco. Workers at Windalco took industrial action in the past month. However, to date, the ongoing wage disputes have not shown any significant effects on production.

The escalating prices of input raw materials energy and caustic soda will also see increases in production costs for bauxite and alumina. Nonetheless, prospects for higher bauxite, alumina and aluminum prices due to projected increase in global demand, may offset some of the negatives of these production expenses. Against this background, as well as the situation with Jamalco and uncertainty surrounding the reopening of the Alpart refinery total bauxite production is projected to amount to roughly 5.4 million tonnes in 2023. Additionally, assuming reductions in bauxite and alumina prices in 2023 from 2022 levels, then the value of total crude bauxite and alumina exports is estimated at US$677.0 million.

Manufacturing

The manufacturing industry increased by 6.3% in Real Value Added (“RVA”) in 2022, following an increase of 3.0% in 2021. The increase in RVA in 2022 was due to the improved performance of the other manufacturing sub-industry, which increased by 3.5% and the food, beverages and tobacco sub-industry, which increased by 8.2%. The stimulatory effects of the ease in measures to contain the spread of COVID-19 locally and globally helped drive demand. On the supply side, improvements in production operations and improved capacity utilization facilitated the greater out-turn.

The growth of 8.2% for the food, beverages and tobacco sub-industry was driven by increased production of poultry meat, rum, alcohol and carbonated beverages. The increase in RVA in the other manufacturing sub-industry resulted from growth in non-metallic minerals, including cement and clinker production and increases in aluminum sulfate. However, the output of petroleum products contracted as most product lines declined.

There was a decrease in employment overall and within the industry. There was an average of 200 less persons employed in the manufacturing industry during July 2022 compared to July 2021. The number of persons employed in the industry decreased by 1,000 males, to 51,700 males and increased by 800 females to 26,400. The manufacturing industry’s share of the employed labor force remained relatively unchanged at 6.2% of the employed labor force. Male employment continues to account for the majority of those employed in the manufacturing industry at 65.7%.

The Ministry of Industry, Investment and Commerce remains committed to monitoring and guiding the growth of the manufacturing sector in Jamaica. Contribution to GDP has consistently averaged approximately 9.0%. Manufacturing was significantly impacted by supply shocks due to the COVID-19 pandemic. The effect was compounded by unpredictable lockdown and curfew measures aimed at preventing local spread, which resulted in a loss of productivity especially for labor-intensive activities like manufacturing. The Vision 2030 Jamaica national development plan continued to provide the strategic roadmap for the Ministry’s policies and programs during 2022. The Micro, Small & Medium Enterprise (“MSMEs”) and Entrepreneurship Policy (2018) also provided policy context given its focus on addressing several cross-cutting development issues such as financing and business development support for small business, which includes actors in the manufacturing sector.

Agriculture, Forestry and Fishing

Real GDP for the agriculture, forestry and fishing sector rose by 9.0% and this sector accounted for 8.2% of GDP in 2022. The increase in the industry in 2022 was primarily due to:

•	the continuation of measures implemented by the Government to support farmers;

•	increased hectares (ha) reaped and crop yield;

•	increased demand mainly from the hotel and restaurant industry; and

•	favorable weather conditions in the main agricultural producing parishes.

During 2022, the Government continued to pursue policies and programs that are aligned with its resilient, innovative, and sustainable sector objectives to be achieved through its #GrowSmartEatSmart strategy. This strategy focused on implementing 48 main initiatives to respond to food and nutrition security by using a research and technology approach to growth while building on regional opportunities to strengthen access to markets. The Ministry’s activities continued to be guided by overarching policy framework of Vision 2030 Jamaica and the strategies and actions outlined in the Medium Term Socio-Economic Policy Framework (“MTF”), 2018–2021. Accordingly, the Ministry continued the implementation of priority medium term strategies intended to:

•	promote market-driven production;

•	establish a National Livestock Framework;

•	build a road map for youth in agriculture and agribusiness;

•	implement an Agri-Business Sector Strategy

•	build a resilient and sustainable fisheries sub-sector; and

•	strengthen the capacity of the Ministry of Agriculture, Fisheries and Mining to efficiently and effectively implement policies, programs and projects.

The Government of Jamaica provided J$1.1 billion to advance growth and support the sector through the PIP. The PIP was introduced to improve current levels of agricultural productivity and promote rural development through the sustainable expansion of agricultural production utilizing adaptable climate smart and resilient approaches. In 2022, the Ministry focused on providing support to 12 priority crops, poultry, the small ruminants industry, and assistance in land preparation.

Achievements under this initiative included the:

•	training of 15,514 farmers in agricultural best practices;

•

distribution of material inputs to include 24,000 bags of fertilizer, 59,000 ginger plantlets; 3,500 citrus seedlings (2,135 limes and 1,365 lemons); 1,100 units of pesticide for onion, ginger, and hot pepper;

•	distribution of 2,000 water tanks and 1,993 kits to farmers across the island;

•	allocation of approximately J$50.0 million to support small poultry farmers to combat the rising cost of feed and other inputs (over 1,000 farmers benefited);

•	establishment of over 27 hectares of selected crops;

•	planting of 180 hectares of onion; and

•	planting of over 350 hectares of Irish potato.

During 2022, work continued under the Orchard Development initiative, specifically the Mango Industry Development Plan (Phase 2); irrigation infrastructures; the Essex Valley Agricultural Development Project (“EVADP”) and the Southern Plain Agricultural Development Project (“SPADP”); and the rehabilitation of the Bodles Research Centre.

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry following decades of financial losses in the industry. The critical points of the strategy are:

•	promotion of a sustainable private-sector led sugar cane industry;

•	promotion of a diversified industry having as its major outputs raw sugar, molasses, ethanol and bagasse, a by-product used in the production of electricity;

•	strengthening of the economy and social infrastructure of sugar-dependent areas; and

•	divestment of the publicly owned sugar estates, which annually generate over 70% of sugar production.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union (“EU”) project, aimed at improving the competitiveness of the banana industry. Effective January 1, 2006, the European Union adopted a new “tariff-only” regime for bananas from countries that enjoy most favored nation status. The new regime also retains a duty-free annual quota for bananas originating in the ACP so there has been no effect yet on Jamaica’s exports of bananas to the European Union. See “Jamaica—International Relationships—ACP/European Union Cotonou Partnership Agreement.” Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing real labor costs through lower wage settlements. See “—The Jamaican Economy—Employment and Labor.”

The effects of Hurricane Dean, which occurred in August 2007, are still affecting banana exports, since it destroyed approximately 85% of the then-existing crop, leading to a cessation of banana exports. Banana exports resumed in August 2008, but were again halted by Tropical Storm Gustav, which destroyed approximately 80% of the then-existing crop. Banana exports were further affected by damage caused by Hurricane Sandy in 2012. These weather-related shocks led Jamaica’s largest exporter, Jamaica Producers, which accounted for 80% of banana exports, to cease exports from Jamaica. However, the demand for Jamaican banana in the UK and Jamaican diaspora remains strong. A production expansion program was therefore developed by the Ministry of Agriculture to satisfy the demand for both local and export markets.

The quantity of bananas produced in Jamaica was estimated at 72,847.5 tonnes in 2022 compared to 64,731.7 tonnes in 2021. In 2022, the value of the fruit exported was US$1,037,000 compared with export value of US$869,000 in 2021.

The Government divested the remaining three publicly owned sugar factories in 2010 and has continued the implementation of the Jamaica country strategy for the “Adaptation of the Sugar Industry: 2006-2020 (adopted in 2006 and revised in 2009) (the “Sugar Adaptation Strategy”). The key objective of this policy is the development of a sustainable private-sector led sugar cane industry and to strengthen economic diversification, social resilience and environmental sustainability within the sugar-dependent areas. In support of the implementation of the Sugar Adaptation Strategy, the EU agreed to provide financial assistance in the amount of €146.6 million to the Government over the 2006 to 2013 period, under the Accompanying Measures for Sugar Protocol Countries. In 2009, the EU disbursed €6.1 million to the Government and the amounts disbursed in 2010 and 2011 were €2.7 million and €6.9 million respectively. While there was no disbursement in 2012, disbursements in 2013 to 2015 totaled €58.3 million. In 2016, the European Union disbursed €6.5 million. There were no disbursements in 2017. A final disbursement of €15.0 million was made in 2018.

The Government is committed to partnering with the private sector for the establishment of nine Agro Parks to stabilize the agricultural supply chain, deepen inter-industry links, increase competitive import substitution and activate unutilized rural land and labor. The primary objective of this project, which began in 2012, is to facilitate the expansion of the productive capacity of the agricultural sector. This is to be achieved through the building of infrastructure to support investments in the production of selected crops directed towards import substitution and replacement as well as the provision of raw materials for agro-processing and non-traditional exports. The parks, funded in the amount of J$285 million, are to be complemented by improved inputs, including irrigation, transport infrastructure and technical services. A total of nine Agro Parks were established at the end of 2014, with agricultural production of a wide range of domestic crops, including vegetables, condiments, fruits and tubers. They are located at Plantain Garden River, St. Thomas; Yallahs, St. Thomas; Amity Hall, St. Catherine; Hill Run, St. Catherine; Ebony Park, Clarendon, New Forest/Duff House; St. Elizabeth/Manchester; Meylersfield, Westmoreland; and Sweet River Multispecies Abattoir, Westmoreland.

The following table shows the production of selected agricultural products for the five years ended December 31, 2022:

Production of Selected Agriculture Products

	2018		2019		2020		2021		2022
	(in tonnes)
Sugar cane	1,028,400		744,200		519,100	(1)	499,200		480,400
Yams	148,675		165,047		165,169		185,637		207,483
Bananas	66,381		63,653		62,256		64,731.7		72,847.5
Potatoes	61,594		58,905		64,657		74,236.0		79,135.3
Citrus	70,758		72,713		n/a		n/a		n/a
Coffee	4,878	(1)	6,701	(1)	6,202	(1)	6,507.8	(1)	7,064.1
Cocoa	235		367		268		211.2	(1)	263.5

(1)	Revised.

Source: Planning Institute of Jamaica.

Construction

Real GDP for the construction industry declined by 2.3% in 2022 as compared to 2021. Real GDP for the industry accounted for 7.6% of total real GDP. The contraction of the industry was a result of decreased activities in the building construction category as well as in other construction categories. The decrease in building construction was a reflection of decreased activities associated with residential buildings, particularly, housing starts; hotels; and commercial office space, while other construction decreased due to the contraction in civil engineering activity related to some major projects, which began to wind-up.

Transportation, Storage and Communication

Real GDP for the transport, storage and communication industry increased by 6.5% in 2022, a rebound, given the negative impact of the COVID-19 pandemic on the economy in 2020. This was primarily due to improved performance in the transport and storage subgroup and the communications sub-group. Improved performance in the transport and storage subgroup was due to higher passenger traffic at the island’s international airports and an increase in domestic cargo volume at the seaports. Improved performance in the communications sub-group was due to an uptick in the usage of telecommunication services. There was a 75.7% increase in the number of passengers who travelled through the island’s international airports, increasing from 3,415,770 in 2021 to 6,001,395 in 2022.

Impact of COVID-19 on Transportation, Storage and Communication

For the period January–March 2023, the transport, storage and communication industry grew by 1.5%, reflecting improvements in both sub-industries. This was supported by increases in passenger traffic at the island’s international airports and cargo volume at the island’s seaports. Contributing to this out-turn was the easing of measures implemented to curb the spread of the COVID-19 virus. In March 2020, several countries, including Jamaica, took the approach to temporarily close their borders, which included air and sea ports.

The closure of the borders in 2020 resulted in lower output in the industry, stemming from a decrease in both air and maritime transport. Air transportation was initially affected by a temporary closure of incoming flights, followed by scaled down incoming flights for Jamaican residents only, then eventually resuming to full flight travel. Maritime transportation was impacted by the cancellation of cruises and other sea travel. Regarding land transport, curfews, work from home arrangements and stay-at-home measures which were implemented to stop the spread of the virus, resulted in a decline in transportation. Less passengers have traveled on the roads since COVID-19.

Privatization

Jamaica’s privatization program commenced in the early 1980s with the divestment of public services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam Limited and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited, in 2001.

In connection with the privatization of Air Jamaica Limited in 1994, the Government retained ownership for its own account of 25% of the airline’s ordinary shares and ownership of an additional 5% of its ordinary shares, which the Government was contractually obligated to contribute to an employee share ownership plan. During the period of privatization, the Government provided US$169 million in loans and assistance to the airline. In December 2004, Jamaica purchased the remaining 75% of the ordinary shares for US$1.00 and converted approximately US$395 million, the total liabilities of Air Jamaica owed to the Government, into ordinary shares.

In FY 2007/08, the decision was made to re-privatize the national carrier Air Jamaica Limited. To this end, the Government sought a divestment that achieved certain strategic objectives. On May 1, 2010, the Government entered into an agreement with Caribbean Airlines pursuant to which Caribbean Airlines obtained the routes of Air Jamaica and agreed to provide sustainable airlift to Jamaica. In return, the Government acquired a 16% equity interest in Caribbean Airlines valued at US$28.5 million. The Government remains the owner of the remaining assets and liabilities of Air Jamaica Limited. Under an agreement, Caribbean Airlines has leased some of these assets from Air Jamaica Limited. The Government continues to service the long-term loans.

Jamaica re-privatized the government-owned assets of the sugar cane industry in August 2011. A sugar cane negotiating team was appointed to oversee the divestment process by the Ministry of Agriculture and Cabinet. In July 2009, the team concluded the divestment of three of the six sugar estates—St. Thomas/Duckenfield, Long Pond and Hampden—for an aggregate sale price (for the factories) of US$2.0 million. The associated sugar cane lands were divested through 50-year leases. In July 2010, the Government signed an agreement with Complant International Sugar Industry Co. Limited, a Chinese firm, for the sale of the Monymusk, Frome and Bernard Lodge sugar factories for US$9.0 million and the lease of associated farmlands of the Sugar Company of Jamaica Holdings. The lease rate for Complant International Sugar Industry Co. Limited is US$35/hectare/annum. Under the agreement, the firm was committed to invest approximately US$127.0 million, from 2011 to 2013, on modernizing the factories.

During FY 2010/11, Jamaica privatized lands at Montpelier, St. James, and land and buildings at Ariguanabo. In January 2010, the sale of 525 acres of the Montpelier Citrus Company Limited lands was approved by the Cabinet. The land was sold for J$52.0 million to Ramble Enterprises Limited, a local company engaged in dairy farming. In February and December 2010, a total of 24.2 acres of the Cotton Polyester Factory Complex were sold to the UDC for J$150.0 million.

In March 2010, the Cabinet approved the sale of 14 acres of land (with buildings) of the Ariguanabo property to the existing lessee, New Era Homes Limited, for an aggregate sale price of J$163.9 million.

In December 2010, the Government finalized the sale of the National Hotel and Properties interest in the Jamaica Pegasus Hotel Limited. The shares were sold for US$11.0 million.

In October 2011, the Government finalized the sale of the assets of the Mavis Bank Coffee Factory to Jamaica Producers Group Limited and Pan Jamaican Investment Trust Limited for US$4.0 million.

The UDC completed the sale of its 50% stake in Bloody Bay Hotel Development Limited (“BBHDL”) to Village Resorts Limited (“VRL”) in 2013. The Cabinet approved the sale of the shares to VRL in January 2013, and UDC and VRL signed the agreement finalizing the sale on March 27, 2013. Aggregate proceeds from the sale were US$11.2 million, which included US$9.5 million for the real estate and related fixed assets and US$1.7 million representing UDC’s share of cash and other liquid assets of BBHDL at the time of the sale.

Following the decision to divest the Wallenford Coffee Company (“WCC”), the Cabinet decided on March 18, 2013, to approve the WCC Memorandum of Understanding (“WCC MOU”). The WCC MOU was executed by all parties on August 29, 2013. The sale price was US$16.0 million and the purchaser assumed possession of WCC on September 11, 2013.

In May 2014, the Government, through the Jamaica Bauxite Mining Limited (“JBM”), executed a Debt Settlement and Asset Purchase Agreement with UC Rusal Alumina Jamaica Limited, owner of 93% interest in the West Indies Alumina Company (“Windalco”), for the sale of JBM’s 7% interest in Windalco for US$11.0 million.

In 2014, Oceana Hotel and Forum Hotel were sold for J$385.0 million and J$350.0 million, respectively.

In January 2015, the Government executed an agreement for the sale of the former Farm Machinery Centre property to RYCO Jamaica Ltd. for J$40.0 million.

In April 2016, the Government, through the Petroleum Corporation of Jamaica, executed an agreement for the sale of the Petroleum Company of Jamaica for US$19.0 million. The sale was completed in June 2016.

The Government entered into a contract for the management of the transshipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, in October 2001. The consortium assumed management of the terminal in February 2002. The contract expired in February 2009. In April 2015, the PAJ executed a concession agreement with Kingston Freeport Terminal Limited (“KFTL”), a special purpose vehicle formed to manage the Kingston Container Terminal (“KCT”). The agreement gives KFTL a 30-year concession term with the right to finance, expand, operate, maintain and transfer the facility at the end of the agreement. KFTL assumed operations of the port on July 1, 2016.

In July 2016, the Cabinet approved a 49-year lease, with an option to purchase at any time for market value, of approximately 1,610 acres of agricultural lands in Montpelier, St. James and Shettlewood, Hanover to Jamaica Green Botanical Producers Co. Limited. The lease provides for payment of J$6,500 per acre per annum, which is equivalent to J$10,465,000 per annum. The land is owned by the Montpelier Citrus Company Limited (“MCCL”). The MCCL and lessee executed the lease on October 7, 2016.

In October 2016, the Cabinet considered and approved the terms and conditions for the privatization of Caymans Track Limited’s operations to Supreme Ventures Limited, the preferred bidder. The definitive agreements were signed on February 10, 2017. Delivery of the property occurred on March 7, 2017 for payment of US$2.4 million. The contract has a provision for a minimum lease payment of US$305,000 per annum.

In March 2017, a Share Sale and Purchase Agreement was signed between Jamaican Teas Limited and the Accountant General for the Government’s shares in KIW International Limited. The Government’s shares in KIW comprised 6,800,000 (42%) of the 15,965,608 ordinary shares and all 14,000,000 Cumulative Preference Shares of the company. The purchase price was J$57.0 million.

The public-private partnership for the Norman Manley International Airport achieved commercial closure in October 2018 with the execution of a 25-year concession agreement between AAJ and PAC Kingston Airport Limited (a wholly-owned subsidiary of Grupo Aeroportuario del Pacifico S.A.B De C.V.). Financial closure was achieved in October 2019 at which time PAC Kingston Airport Limited assumed operations of the airport.

In May 22, 2019, the Government listed Wigton Windfarm Limited on the Jamaica Stock Exchange, divesting 11 billion ordinary shares, at an offer price of J$0.50 per share.

In October 2019, a long term lease agreement was signed between the Urban Development Corporation and Guardsman Limited for the management, operation and development of Fort Clarence Beach Park, which includes 8.3 acres of beach property. The lease, which is effective as of September 2019, is for 25 years with variable amounts per annum and includes rent abatement in the first and second years.

The Commissioner of Lands sold Kingston Dock Yard, which includes 5.169 acres of land and is located at Harbour Head, to the lessee, Jamaica Fruit and Shipping Company Ltd. (its nominee is the German Ship Repair Jamaica Limited). Commercial closure was achieved and the sale price adjusted downwards from J$171 million to J$164.80 million after the survey of lands was completed.

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 2000 in relinquishing its majority or residual interest:

Summary of Certain Major Jamaican Entities Privatized (By Sale)(1)(2)

Entity	Year(s) of Privatization	Type of Sale or Transaction	Payment Received in J$ Million	Payment Received in US$ Million	Sector
Ashtrom Jamaica Limited	2000	Shares	22.0	n.a.	Housing
Jamaica Public Service Co. Ltd	2001	Shares	n.a.	201.0	Energy
Aqualapia Limited	2002	Shares	32.4	n.a.	Agri-Business
Sangster International Airport (2)	2003	Lease	n.a.	2,248.97	Transport
Land – Ariguanabo (13.8 hectares)	2003	Sale	23.5	n.a.	Housing
Building (Lot 5A) – 60,000 square feet	2003	Lease	7.7	n.a.	Warehousing
Building (Lot 5B) – 60,000 square feet	2003	Lease	7.7	n.a.	Manufacturing
Land – Salt River (51 hectares)	2005	Sale	6.9	n.a.	Tourism
Hampden & Long Pond Estate	2009	Sale/Lease	n.a.	2.8	Agriculture
Duckenfield Estate	2009	Sale/Lease	n.a.	1.7	Agriculture
Land – Montpelier Citrus Company Limited – 525 acres	2010	Sale	52.0	n.a.	Agriculture
Cotton Polyester Factory Complex	2010	Sale	150.0	n.a.	Manufacturing
Land and Buildings - Ariguanabo	2010	Sale	163.9	n.a.	Manufacturing
Jamaica Pegasus Hotel of Jamaica Limited(3)	2010	Sale	n.a.	11.0	Tourism
Bernard Lodge, Frome & Monymusk	2010	Sale/Lease	20.0.	14.8	Agriculture
Mavisbank Coffee Factory	2011	Sale of Assets	n.a.	4.0	Agro- Processing
Bloody Bay Hotel Development Limited (BBHDL)	2013	Sale	n.a.	11.2	Tourism
Wallenford Coffee Company Limited(4)	2013	Sale of Assets	n.a.	7.2	Agriculture
West Indies Alumina Company (Windalco)	2014	Shares	n.a.	11.0	Mining
Oceana Hotel	2014	Sale of Asset	385.0	n.a.	Tourism
Forum Hotel	2014	Sale of Asset	350.0	n.a.	Residential
Farm Machinery Centre Property(5)	2015	Sale	38.6	n.a.	Agri-business
Kingston Container Terminal(6)	2016	Long Term concession	n.a.	245.6	Transport
PETCOM	2016	Sale of Asset/ Shares	n.a.	19.0	Energy
Caymanas Track Limited	2017	Sale/Lease	n.a.	3.55	Entertainment
KIW	2017	Sale of Shares	57.0	n.a.	Manufacturing
Wigton Windfarm Limited	2019	Sale of Shares	5,500.0	n.a.	Energy
Norman Manley International Airport(7)	2019	Long term concession	n.a.	90.0	Transport
Fort Clarence Beach Park(8)	2019	Lease	0.6	n.a.	Tourism
Kingston Dock Yard(9)	2021	Sale of Asset	164.8	n.a.	Transport

(1)

Where payment is received in both J$ and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC. In addition, the table does not reflect the privatization of Air Jamaica. For information about such privatization please refer to Section “—Privatization”.

(2)

Amounts shown in the table exclude initial payment (US$16.0 million; reimbursement for expenditure on capital works and US$1.0 million fixed assets transferred) and only captures concession fees. Effective April 2016, the fees became 1 Weight Load Unit = US$2.745. The concessionaire also makes payments on supernormal surpluses.

(3)	The sale of the Government’s 59.8% holding in the hotel was completed in December 2010.
(4)

Sale price for Wallenford Coffee Company is US$16.0 million, with an upfront cash price of US$4.0 million. The remaining sale price is US$5.0 million provided via vendor’s mortgage and US$7.0 million via earn out arrangement. Data in table reflects cash and vendor’s mortgage payment completed in March 2023.

(5)

The sale price for the transaction was agreed at J$40.0 million. An amount of J$20.0 million was paid at the signing of the sales agreement. The balance of J$20.0 million is being financed by way of a vendor’s mortgage over ten years and is subject to review in four years. Amounts in the table include the initial payment of J$20.0 million and vendor’s mortgage payments of J$18.6 million as of March 31, 2023.

(6)	Amounts include the upfront and annual concession fees.
(7)	Amounts include upfront fee of US$5.0 million and concession fees up to March 31, 2023.
(8)	Amount is inclusive of the General Consumption Tax.
(9)	Commercial closure was achieved and full payment made.

Sources: Development Bank of Jamaica Limited, Urban Development Corporation, Sugar Company Jamaica Holding Limited and Airports Authority of Jamaica, Port Authority of Jamaica.

Significant Government-Owned Companies

The Government of Jamaica owns and controls certain companies and enterprises, some of the most significant of which include the National Housing Trust (“NHT”), the HEART/NSTA Trust, the AAJ, the PAJ, and the National Insurance Fund (“NIF”).

The Government of Jamaica established the NHT to lend money at low interest rates to contributors who intend to purchase, build, repair, or improve their homes. Furthermore, the NHT develops housing solutions for the sale of homes to contributors. The NHT also offers low-cost financing to private developers. See “Public Finance—The Central Government Budget.”

The HEART/NSTA Trust is an organization mandated to strengthen the workforce in Jamaica via the development, support, and maintenance of technical and vocational, education and training institutions within the country. The HEART/NSTA Trust is active in the development of vocational and technical skills training programs, career guidance, job placement, assessment and certifications, policy analysis, and technical assistance to institutions, among other functions and activities. See “Jamaica—Society.”

The Government of Jamaica established the AAJ in 1974 through the Airports Authority Act. The AAJ is an independent statutory body with the principal responsibility, through ownership and management, of Jamaica’s two international airports, the Norman Manley International Airport and the Sangster International Airport. As of 1990, the AAJ assumed additional responsibility for Jamaica’s four domestic aerodromes. The AAJ is involved in the long-term planning and development of the airport system within Jamaica.

The PAJ is a statutory corporation which was established through the Port Authority Act of 1972. The PAJ constitutes the principal maritime agency that has broad responsibility for both the development and the regulation of Jamaica’s port and shipping industries. Furthermore, the PAJ has the general mandate and responsibility for ensuring the safety of all vessels that navigate through Jamaica’s ports of entry.

The NIF was established under Section 39 of the National Insurance Act. It is responsible for managing the investment portfolio created from contributions to the National Insurance Scheme (“NIS”). NIF seeks to optimise returns and provide for the disbursement of pensions and other benefits pursuant to the NIS.

The following table provides the respective assets, revenue and expenses for the significant government-owned companies listed below as at March 31, 2023:

	Assets(1)	Revenue(1)	Expenses(1)
	(in millions of J$)
National Housing Trust	345,376.98	34,881.93	17,714.69
HEART/NSTA Trust	16,639.50	19,041.33	16,467.75
Airports Authority of Jamaica	16,004.62	10,504.51	2,944.83
Port Authority of Jamaica	80,900.20	12,756.50	8,963.88
National Insurance Fund	163,314.05	54,475.83	34,504.68

(1)	Provisional.

Inflation

The macroeconomic stabilization program introduced in 1991, which has focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under its economic reform agenda, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The Consumer Price Index (“CPI”) number series, which measures the rate of inflation, has 13 divisions that are based on the United Nations Statistical Division-Classification of Individual Consumption According to Purpose. The most recent version is from 2018 and this classification was used in the compilation of the new CPI series. The “basket” of consumer goods and services has over 300 commodities.

The April 2020 Consumer Price Index bulletin introduced several changes to the CPI number series, including revisions to the baskets of consumer goods and services based on the 2017 Household Expenditure Survey conducted in 2017. The base reference period for the new series is the calendar year 2019.

For year ended December 31, 2022, the All Jamaica ‘All Divisions’ CPI recorded an annual inflation rate of 9.4%, an increase of 2.1 percentage points from the 7.3% in 2021 and 4.2 percentage points higher than the 5.2% recorded for 2020. The higher inflation in 2022, as compared to 2021 was primarily caused by higher prices for items within the four heaviest weighted divisions, (i) food and non-alcoholic beverages, (ii) restaurant and accommodation services, (iii) housing, water, electricity, gas and other fuels and (iv) transport. These divisions were the main contributors to the movement of the index in 2022.

The All Jamaica ‘All Divisions’ Consumer Price Index for March 2023 was 128.0, indicating a fiscal year inflation of 6.2% compared to the March 2022 index of 120.5. The movement in the March 2023 index resulted in the calendar year-to-date inflation rate of 0.0%.

The following table shows the changes in the CPI for the five years ended December 31, 2022, and for the interim period of 2023:

Year/Period	Change in CPI Over Previous Year
(%)
2018	2.4
2019	6.2
2020	5.2
2021	7.3
2022	9.4
Jan – Mar 2023	0.0

Source: Statistical Institute of Jamaica.

Employment and Labor

As at July 2022, the total labor force in Jamaica was 1,357,700 persons, a 2.3% increase compared to 1,327,500 persons as at July 2021. The service sector employed 68.9% of the employed labor force in July 2022, while the goods-producing sector accounted for 31.0% of the employed labor force in the same period. The agriculture and manufacturing sub-sectors accounted for 14.5% and 6.2% of the employed labor force, respectively.

Employment as at July 2022 was 1,268,000 compared to 1,215,400 as at July 2021. The unemployment rate was 6.6% as at July 2022, a decrease from 8.5% in 2021.

The calendar year ending 2022 recorded 197 industrial disputes (based on what was reported to the Ministry of Labor and Social Security in 2022) and eight work stoppages (three strikes, three sick-outs, one protest and one sit-in) compared to 234 industrial disputes and six work stoppages in 2021. Of the 8 work stoppages in 2022, there were 4,658 human days and 40,448 man hours lost for 2022 while 1,086 human days and 8,688 (which number has been revised) hours were lost for 2021.

Over 2,000 workers at the National Water Commission (“NWC”) went on strike from May 10, 2022 through the evening of May 11, 2022, demanding action from the Government regarding an outstanding reclassification from 2008 and their omission from the review of public sector compensation. The strike had impacts on water availability island-wide. A back to work agreement was reached between the Government and five unions representing the workers, providing guidelines for the negotiation of a restructuring of the workers’ compensation to be implemented over the following six months.

The following table shows the industrial actions reported to the Ministry of Labor and Social Security in 2022:

Industry	Human hours lost(1)	Human days lost(2)	Number of days on strike/sick out/sit in	Number of workers involved	Industrial Action taken	Date of industrial action
Education	2,400	300	5	60	Strike	March 17-23, 2022
Education	400	0	1 hour	400	Protest	November 28, 2022
Public admin and defense; compulsory social security	1,872	78	2	39	Sick-out	January 29-30, 2022
Public admin and defense; compulsory social security	1,536	64	2	32	Sick-out	May 3-4, 2022
Public admin and defense; compulsory social security	32,480	4,060	2	2,030	Strike	May 10-11, 2022
Public admin and defense; compulsory social security	768	32	1	32	Sit-in	May 12, 2022
Public admin and defense; compulsory social security	560	70	1	70	Strike	May 13, 2022
Public admin and defense; compulsory social security	432	54	1	54	Sick-out	October 26, 2022
Total	40,448	4,658	14 days 1 and hour

(1)	Human hours lost is calculated by multiplying the number of workers involved by the number of hours on strike.
(2)	Human days lost is calculated by multiplying the number of workers involved by the number of days on strike.

In 2022, human hours lost was due to work stoppages in the industries shown below:

•	Public administration and defense; compulsory social security industry (37,648 hours with 2,289 workers involved); and

•	Education (2,800 hours with 460 workers involved).

Human hours lost by industry in 2021 was as follows:

•	Public administration and defense; compulsory social security industry (7,920 (which number has been revised) hours with 870 workers involved); and

•	Water supply sewerage, waste management and remediation activities industry (768 hours with 88 workers involved).

Human hours lost by industry in 2020 was as follows:

•	Agriculture forestry and fishing industry (19,200 hours with 2,400 workers involved); and

•	Mining and quarrying industry (3,360 hours with 210 workers involved).

The following table shows certain labor force and employment data for the five years ended December 31, 2022:

Labor Force and Employment(1)

	2018	2019	2020	2021	2022
	(in thousands of persons, except percentages)
Total Population	2,727.9	2,727.2	2,736.4	2,739.5	2,741.9
Labor Force	1,334.9	1,345.1	1,297.7	1,328.7	1,357.7
Employed Labor Force	1,219.2	1,248.4	1,158.2	1,234.8	1,268.0
Unemployed Labor Force	115.7	96.7	139.5	93.9	89.7
Unemployment Rate (%)	8.7	7.2	10.7	7.1	6.6
Job-Seeking Rate (%)	4.8	4.6	6.6	4.2	4.3
Labor Force Participation Rate (%)	64.0	64.5	62.0	63.4	64.7
Male (%)	70.1	70.9	68.6	69.5	70.5
Female (%)	58.0	58.3	55.6	57.5	59.5
Age Breakdown
14 – 19 Years	10.3	11.3	10.9	11.1	11.3
20 – 24 Years	65.8	66.1	62.2	62.7	66.4
25 – 34 Years	84.1	84.7	81.4	82.8	84.3
35 – 44 Years	87.3	87.5	83.7	85.8	88.6
45 – 54 Years	85.0	84.7	83.8	85.2	84.7
55 – 64 Years	73.5	74.8	72.2	73.8	75.6
65 Years and Over	30.0	30.5	28.3	31.6	31.0

(1)

The Jamaica Labour Force Survey is a quarterly survey conducted in January, April, July, and October. The data reported up to 2021 are for the October quarter of the respective year. In 2022, the July survey is presented as it was the last survey conducted in that year due to the Population Census.

Source: Statistical Institute of Jamaica, Labour Force Survey.

Legal Proceedings and Processes

The following summarizes the governmental, legal or arbitration proceedings pending or threatened of which the Government is aware during the 12 months preceding the date of this document which may have significant effects on the financial position or profitability of the Government.

Construction Developers Associates Limited

On August 15, 2019, Construction Developers Associates Limited (“CDA”) submitted a claim to the Attorney General of Jamaica for damages totaling approximately J$10.6 billion related to a prior legal proceeding between the CDA and the Ministry of Education, Youth and Information. The sum claimed by the CDA represents breach of contract damages allegedly owed by the Ministry of Education to the CDA under a construction contract for the Annotto Bay Junior High School in 1999-2000. Default judgment was obtained by the plaintiff in this matter, which was challenged. The default judgment was upheld and the matter has now been referred for assessment of damages/trial where the issue of damages will be determined by the court. Attempts have been made to settle and are ongoing. Currently the pre-trial review of this matter is set for September 21, 2023 and assessment of damages/trial of this matter is set for October 17 and 19, 2023.

PDV Caribe S.A.

PDV Caribe S. A. has filed a claim for approximately US$84.7 million in relation to Jamaica’s compulsory acquisition of shares in Petrojam Limited pursuant to the Compulsory Acquisition (Shares in Petrojam Limited) Act, 2019 (the “Compulsory Acquisition Act”), which shares had been formerly held by PDV Caribe S.A. pursuant to a joint venture agreement (the “JVA”). The JVA was entered into between the Petroleum Corporation of Jamaica (the

“PCJ”), Petrojam Limited and PDV Caribe S.A. for the operation of Petrojam Limited. The Compulsory Acquisition Act was enacted on February 22, 2019 and immediately vested shares in Petrojam Limited not already held by the PCJ in the Accountant General of Jamaica, to be held in trust for Jamaica. The Compulsory Acquisition Act requires all claims for compensation thereunder to be submitted to the Minister of Science, Energy and Technology for consideration and final determination by Petrojam Limited. PDV Caribe S. A. has also submitted a request for arbitration to the International Chamber of Commerce (the “ICC”). The respondents named to the request for arbitration are the PCJ, Petrojam Limited and Jamaica.

The provisional view of the arbitral tribunal is that it would not be appropriate to proceed with the case unless and until a solution is found so that the advance cost can be paid to the ICC by the Claimant. The arbitral tribunal has extended the stay of proceeding of this case until May 31, 2023. The ICC is in the process of seeking to obtain a license / exemption which would allow it to accept the necessary advance cost payment from Venezuela. The ICC is not in a position to determine when this process will be completed. The matter is at a preliminary stage, as such, no assurance can be made at this time that if PDV Caribe S.A. is successful, that the award will not be material.

In 2022, the Government continued the advancement of its policy and legislative programmatic agenda to modernize the country’s law enforcement infrastructure, transforming the Jamaica Constabulary Force (“JCF”) into a modern policing organization and restoring public confidence.

In 2023, those transformation efforts were placed on full display at the JCF Transformations – People, Quality and Technology Expo event, which was held over between May 11, 2023 and May 14, 2023 at the National Arena. The event featured a wide array of technology improvements such as the electronic station records management system being rolled out, GPS tracking of service assets, facial recognition software, electronic traffic ticketing devices and technology enabled service vehicles. The Government continues with work to further advance those gains under the banner of transforming the JCF into a “Force for Good.”

The Citizen Security Plan

The Ministry of National Security, as part of Plan Jamaica, created the Citizen Security Plan (“CSP”). The plan which was developed takes into consideration lessons learned from the Citizen Security Justice Programme (“CSJP”) and provides for a multi-sectoral approach to crime prevention. The CSP, over the past two years since its official inception, has focused on three main prioritized outcomes: crime and violence reduction, safer spaces and human and community development.

To achieve these outcomes, the various Ministries, Departments and Agencies (“MDAs”) with the Government have sought to strengthen coordinating mechanisms to treat with underlying social, economic and psychosocial issues that create a culture of violence, thus resulting in increased criminal activity. The MDAs, along with non-governmental and private agencies, have provided for interventions targeted at vulnerable communities and population. The geographic determination was made through the use of JCF crime statistics, and violence related injury data obtained from key hospitals. The evidence driven approach resulted efforts being targeted in the zones of special operations.

The success of the interventions and by extension the CSP is monitored via the Citizen Security Secretary (“CSS”), through a comprehensive Monitoring and Evaluation Learning (“MEL”) Framework, which tracks key indicators across MDAs, with the prioritized focus around primary strategies:

•	inter-ministerial school support strategy (formerly referred to as the 25/34 Ministerial School Strategy) (target school aged children ages 7 – 17);

•	at risk youth strategy (target – unattached youths aged 18-29); and

•	psychosocial support strategy (target – children, youth and parents).

The implementation of activities under the auspices of the CSP have achieved relatively high success. As of March 2023, 4 of the 5 indicators tied to EU budget support for FY 2022/23 were on target. This indicates a strong and positive thrusts towards improving citizen security in Jamaica.

One major success that was achieved via the Inter-Ministerial School Support Strategy is the reintegration of students that were unaccounted for. During the COVID-19 pandemic, engagement levels in schools across the targeted schools fell to 0% in some cases. Through the collaborative efforts of the MDAs, and the strategic coordination mechanism employed by the CSS, there was an increase of 95% in overall engagement through the employment of the school strategy. The ability to determine truancy was seen as the most effective in providing for student attendance, and thus giving schools the ability to address student needs, which have underlying impact on levels of violence. An attendance application was piloted in the targeted schools, with schools being at varying stages of the pre-activation process. Treatments and interventions were provided in components such as school governance, leadership and management, student development, school infrastructure and community level intervention. To achieve the required outcome, school resource officers were assigned to 16 of the targeted schools, 21 schools received restorative practices training, and three of the Tier 3 schools were provided with residential cognitive behavior therapy training.

Case management was provided to those identified as the most at risk/vulnerable in the school population, and targeted psychosocial intervention.

Additionally, in respect to psychosocial intervention, a series of psychological first aid training sessions were provided in St. James, which was geared at strengthening and expanding psychosocial service delivery in the targeted CSP communities. The aim was to target first responders, who can provide the support at the community level, thereby mitigating increased acts of aggression and violence.

The holistic approach recognizes the relevance of providing for safer spaces. The application of the CSP principles, and targeted outcomes resulted in 15 police facilities being rehabilitated and 19 additional safe spaces in communities developed and rehabilitated.

The all-government approach is predicated on a cohesive work plan underpinned by prioritized policy position, supported by human and financial resources. In providing for this, the CSS continues to provide strategic guidance and support. This move ensures that the CSP and its attendant activities and objectives remain sustainable, and is adequately integrated, which will allow for the necessary scalability to treat with more communities, as the efforts for violence reduction and crime prevention prevails..

Security Environment

Whilst the security environment remains a cause for serious concern, there is a notable 51% decrease in serious and violent crimes over the past decade, with figures moving from 11,021 cases in 2012 to 5,372 cases in 2022. Data for 2022 showed a negligible increase of 2% in serious and violent crimes, with 5,372 cases, including murders and shootings, compared to 5,264 cases in 2021. Three of the seven major categories of crime showed reductions, with rape, aggravated assault and shooting showing a decrease of 12.7%, 6.2% and 8.0%, respectively, when compared to 2021. Conversely, four of the seven major categories of crime showed increases, with murders, robberies, break-ins and larceny showing an increase of 1.6%, 18.2%, 7.6% and 527.27%, respectively, when compared to 2021.

The Government continues to be committed to treating crime as a developmental problem, recognizing its multi-dimensional nature. The Citizen Security Plan outlined above represents one such strategy, however, other strategies include legislative and justice reform, increased focus on rehabilitation in correctional institutions, use of evidence-based approaches, intelligence and technology to dismantle organized crime and remove profit from illegal activities. The strategic combination of law enforcement strategies, improved systems of accountability and social intervention allows for Government to fulfill its obligation to the citizen, including protection of rights while maintaining public order and providing for improved safety and security for all.

The Law Reform Act (Zones of Special Operations) (Special Security and Community Development) (the “ZOSO Act”) passed in 2017 underpins a new and innovative intervention which targets localities with high levels of violent crime. The Law Reform Act gives the Prime Minister, on the advice of the National Security Council, powers to declare specific high-crime localities of Jamaica as zones for special security operations and community development measures.

All zones declared operate according to plan, and the social environment has improved in those zones since implementation. The introduction of these zones of special operations, have led to the reduction in category one crimes in the targeted areas.

In December 2020, a Joint Select Committee of Parliament was established to review the implementation of the ZOSO Act. An analysis examining crime rates before and during the intervention as at December 3, 2020, showed a combined average reduction of 76.5%.

Additionally, on January 18, 2018, increasing violence in the parish of St. James led the Governor General, on the advice of the Prime Minister, to declare a state of public emergency in St. James. States of public emergency were also declared on March 18, 2018 in St. Catherine North (Police Division), and on September 23, 2018 in the Kingston Central, Kingston Western and St. Andrew South police divisions. A state of public emergency provides Jamaica’s security forces with enhanced powers to detain persons search premises, vehicles and persons without a warrant, stop and question persons and seize property. However, declaration of a state of emergency does not indicate the suspension of the rule of law or that any action taken is beyond or exempted from review. The aforementioned states of emergency ended in January 2019.

Subsequently, the Prime Minster declared other states of emergency, which ran from April 30, 2019 to August, 2020. States of emergency where declared for the parishes of St. James, Hanover and Westmoreland on April 30, 2019 which ended on May 28, 2020. States of emergency were also declared on July 7, 2019 for St. Andrew South Police Division and on September 5, 2019 for Clarendon and St. Catherine North (Police division) which ended on May 5 and 19, 2020 respectively. A state of emergency was declared on June 14, 2020 in the Kingston Western and Kingston Central Police divisions which ended in August 2020.

In June 2021, states of emergency were declared in the Kingston Western and Kingston Central Police divisions In November 2021, states of emergency were again declared in the police divisions of St. Andrew South, Kingston East in the Corporate Area, St. James, Hanover, and Westmoreland.

In December 2022, states of public emergency (“SOPEs”) were in effect in eight parishes across Jamaica, namely, St. Ann, Clarendon, St. Catherine, Kingston, St. Andrew, St. James, Westmoreland, and Hanover. On February 15, 2023, SOPEs were declared in the Parishes of Clarendon and St. Ann, as well as specified areas in Kingston and St. Andrew. On March 14, 2023, SOPEs were declared in the parishes of Clarendon and St. James, and on May 16, 2023, SOPEs were declared in the parishes of Clarendon and St. James.

The use of the provisions of Law Reform (Zones of Special Operations) (Special Security and Community Development Measures) Act 2017 was continued in 2023, when on the April 18, 2023, extensions were granted for ZOSOs in Savanna-la-mar, Parade Gardens, Norwood, Mount Salem, Greenwich Town, August Town, and Denham Town.

Legislation

The law enforcement apparatus is being enhanced with the promulgation or amendment of critical pieces of legislation that will assist the police and prosecutors in their crime-fighting efforts. These include the following:

Amendment to the Immigration Restriction (Commonwealth Citizens) Act and Aliens Act

The Immigration Restriction (Commonwealth Citizens) Act and the Aliens Act are being amended to harmonize the immigration legislative framework, strengthen anti-terrorism efforts and improve the framework supporting the operations of Passport Immigration and Citizenship Agency to include greater use of technology. The proposals include the introduction of an economic residency program which is intended to support a more enabling environment for potential investors who do not present a national security threat to Jamaica. The draft bills are being finalized for submission to the Cabinet for approval.

An Act to Repeal and Replace the Firearms Act

The Firearms (Prohibition, Restriction and Regulations) Act, 2022 was enacted on October 13, 2022 and came into force on November 1, 2022. The act repealed and replaced the Firearms Act of 1967 and establishes a dual regime, distinguishing between prohibited or unregulated weapons and activities connected thereto, and firearms that are duly authorized or registered by the competent authority. The accompanying regulations are now under development to support the full operationalization of the legislation. Once finalized, a submission will be made to the Cabinet for approval.

The National Police Act

The National Police Act would represent a repeal and replacement of the Constabulary Force Act as the Ministry seeks to move forward with the modernization and transformation program of the JCF. The development of this proposal is still ongoing and requires alignment with the ongoing program for constitutional reform. Once finalized, the proposal will be submitted to the Cabinet for approval.

Merger of Police Civilian Oversight Authority and Police Service Commission

The merger of the Police Civilian Oversight Authority and the Police Service Commission will facilitate the development of a single oversight body that will be responsible for the monitoring and evaluation of the operations of the police. The finalization of this merger will require amendments to the constitution that relate to the Police Service Commission. The proposal is being reviewed for alignment with the ongoing program for constitutional reform in Jamaica. The appropriate submissions will be made for inclusion during the consultation process.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. For 2022, the current account recorded a deficit of US$129.8 million or 0.8% of GDP as compared to a surplus of US$149.3 million, or 1.0% of GDP in 2021. For 2022, worsening in the current account balance was reflective of a deterioration in the goods and current transfers sub-accounts, tempered by a surplus in the services sub-account and a reduction in the deficit of the income account. The deterioration in the goods sub-accounts was specifically attributed to increased imports of mineral fuels and food, partially offset by mineral fuels and chemical exports. The decline in the current transfers sub-accounts was mostly explained by marginally lower net-remittances for the period. The improvement of the services sub-account largely resulted from increased travel inflows. The current account balance includes the trade balance (balance on the goods sub-account), services sub-account, income sub-account and current transfers balance.

For the purpose of this section, exports include free-zone exports and goods procured in ports, while imports include free-zone imports and goods procured in ports. Imports are recorded at their market value at the customs frontier of the economy from which they are exported.

In 2022, the goods balance deteriorated by 65.6% or US$1826.2 million to US$(4,608.03) million as compared to US$(2,781.8) million in 2021, primarily due to an increase in the value of imports partly offset by an increase in the earnings of exports. The value of imports (f.o.b. or free on board) increased by 52.7% or US$2,246.9 million to US$6,509.5 million, reflecting increases mainly in mineral fuels, food and manufactured goods of US$835.4 million, US$279.89 million and US$172.8 million, respectively. The value of merchandise exports increased by 28.4%, or US$420 million, to US$1,901.5 million, mainly due to an increase in earnings of mineral fuels of US$378.1 million. The impact of this increase was partially offset by decreased earnings from the exports of crude materials (excluding fuel) of US$153.4 million.

For 2022, there was a surplus on the services sub-account of US$1,305.2 million in contrast to a deficit of US$222.8 million in 2021. The improvement in the services balance was primarily the result of an improvement in the balance on travel services.

The deficit on the Income sub-account for 2022 was US$346.9 million, relative to the deficit of US$418.7 million for 2021, mainly a result of lower investment income outflows.

In 2022, net current transfers balance was US$3,519.98 million which represented a decrease relative to US$3,572.6 million in 2021 and was primarily composed of remittances. Net remittances for 2022 were US$3,204.6 million as compared to US$3,259.9 million in 2021.

The balance of payments results for 2022 were influenced by net capital inflows from official and private sources, which were sufficient to finance the current account deficit. Foreign Direct Investment (“FDI”) inflows decrease compared to 2021 but nevertheless continued to be an important source of long-term financing for the current account for Jamaica. See “—Foreign Direct Investment.” As a result, there was a reduction in the net international reserves for 2022 by US$24.5 million to US$3,976.2 million as at December 31, 2022.

The following table shows Jamaica’s balance of payments for the five calendar years ended 2022:

Balance of Payments (f.o.b.)

	2018(5)	2019(5)	2020(5)	2021(5)	2022
	(in millions of US$)
Current Account	(243.9)	(302.6)	(163.3)	149.3	(129.8)
Goods Balance	(3,514.8)	(4,031.3)	(2,948.5)	(2,781.8)	(4,608.0)
Exports(2)	1,961.0	1,653.2	1,250.6	1,480.8	1,901.5
Imports(3)	5,475.7	5,684.5	4,199.1	4,262.6	6,509.5

	2018(5)	2019(5)	2020(5)	2021(5)	2022
	(in millions of US$)
Services Balance	1,414.8	1,753.7	278.3	222.8	1,305.2
Transportation	(686.6)	(704.1)	(704.1)	(1,724.3)	(1,228.0)
Travel	2,813.0	3,363.4	1,124.68	1,905.9	3,326.8
Other Services	(711.6)	(905.6)	(289.7)	(404.4)	(793.6)
Goods and Services Balance	(2,100.0)	(2,277.6)	(2,670.2)	(3,004.6)	(3,302.9)
Income	(596.0)	(441.5)	(454.5)	(418.7)	(346.9)
Compensation of Employees	95.6	94.8	81.8	100.0	119.5
Investment Income	(691.7)	(536.30)	(536.3)	(518.8)	(466.4)
Current Transfers	2,452.1	2,416.5	2,961.5	3,572.6	3,519.98
General Government	207.2	140.0	149.1	179.0	181.78
Other Sectors	2,244.9	2,276.4	2,812.4	3,393.6	3,338.2
Capital and Financial Account	(1,356.3)	(622.4)	(220.2)	(1.4)	(585.6)
Capital Account	20.2	(26.7)	(30.8)	(30.9)	(29.8)
Official	20.0	6.7	4.2	4.1	6.7
Private	(31.9)	(33.3)	(35.0)	(35.0)	36.5
Financial Account	(1,376.5)	(595.7)	(189.4)	(29.5)	555.8
Other Official Investment	(33.6)	(108.4)	(42.0)	594.1	528.4
Other Private Investments (including errors and omissions)	218.9	1084.1	465.2	183.5	51.7
(Increase)/Decrease in reserves(4)	202.9	157.1	36.4	874.6	(24.5)

(1)	Preliminary.
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.
(3)

Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.

(4)	Official Net International Reserves held by the BOJ.
(5)	Revised.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2022 increased by 29.3% to US$9,632.6 million, as compared to US$7,451.6 million in 2021. The merchandise trade deficit increased by 29.8% to US$5,829.8 million, compared to US$4,490.2 million in 2021. The increase in the trade deficit was primarily due to higher imports of mineral fuels and related products, food, manufactured goods, beverages & tobacco, chemicals and machinery and transport equipment. In 2022, imports grew by 29.5% to US$7,731.2 million, from US$5,970.9 million in 2021. The value of exports in 2022 increased by 28.4% to US$1,901.4 million, from US$1,480.7 million in 2021, due primarily to higher earnings from mineral fuels and related products. Please note that these import values are values presented under “c.i.f.” standards, which include cost, insurance and freight costs and exports are presented at “f.o.b.” standards.

The following table shows the performance of merchandise trade for the five years ended December 31, 2022:

Merchandise Trade (c.i.f)

	Imports(1)	% Change	Exports(2)	% Change	Balance	% Change
	(in millions of US$, except percentages)
2018	6,170.5	11.4	1,960.7	43.8	(4,209.8)	0.9
2019	6,403.4	3.8	1,653.1	(15.7)	(4,750.3)	12.8
2020(3)	4,765.5	(25.6)	1,250.6	(24.3)	(3,514.9)	(26.0)
2021(3)	5,970.9	25.3	1,480.7	18.4	(4,490.2)	27.7
2022	7,731.2	29.5	1,901.4	28.4	(5,829.8)	29.8

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Exports as listed in this table include free-zone exports and exclude goods procured in ports.
(3)	Revised.

Source: Statistical Institute of Jamaica.

Exports

Total exports, including the Jamaica Free Zone, in 2022, increased by 28.4% to US$1,901.4 million, compared to US$1,480.7 million earned in 2021, primarily due to increases in exports of refined petroleum products.

Domestic exports increased by 6.7% in 2022 to US$1,367.4 million from US$1,281.5 million earned in 2021, primarily due to a rise in exports from the manufacturing industry.

The manufacturing industry increased by 33.1% in 2022 to US$961.3 million from US$722.1 million earned in 2021, primarily due to higher exports of refined petroleum products. Earnings from refined petroleum products increased 59.4% in 2022 to US$549.9 million from US$344.9 million in 2021.

Other commodities which showed increases were food, beverages and tobacco, which increased by 3.9% in 2022 to US$346.4 million from US$333.5 million in 2021. This was largely due to higher exports of alcoholic beverages, (excluding rum) valued at US$73.6 million, rum valued at US$56.4 million, other food exports valued at US$41.5 million, baked products valued at US$30.7 million, canned ackee, valued at US$25.1 million, other beverages & tobacco exports US$25.8 million, processing of other fruits and vegetables US$17.2 million, and meat & meat products, valued at US$15.7 million.

Exports from the agriculture industry increased by 1.1% in 2022 to US$81.2 million from US$80.3 million in 2021, due mainly to an increase in exports of coffee. Earnings from coffee in 2022 grew to US$20.6 million, up from US$17.3 million in 2021. Exports of yam however fell in 2022, earning US$35.0 million, down from US$36.5 million in 2021.

Earnings from the mining and quarrying industry decreased by 33.3% in 2022 to US$310.2 million, from US$465.2 million in 2021. Earnings from alumina decreased by 42.2% in 2022 to US$224.0 million, from US$387.7 million earned in 2021. Exports of alumina was significantly impacted by a major fire which occurred at Jamalco in August 2021. Earnings from Bauxite however increased by 6.3% in 2022 to US$76.3 million, from US$71.8 million earned in 2021.

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2022:

Exports

	2018	2019	2020	2021(1)	2022
	(in millions of US$)
Commodity
Agriculture
Vegetables	0.9	1.0	0.9	1.0	1.0
Yams	27.1	28.1	35.0	36.5	35.0
Other Root Crops	5.6	6.1	6.6	6.0	5.7
Banana	0.6	0.6	0.7	0.9	1.0
Papayas	3.8	2.0	0.7	0.1	0.1
Other Fruits and Beverage Crops	5.4	5.0	4.4	5.7	5.9
Coffee	14.8	11.9	15.9	17.3	20.6
Herbs and Spices	7.8	8.3	7.7	8.5	7.9
Animal and Fish	3.0	1.4	0.4	1.3	0.8
Other Agriculture Exports	2.7	2.4	2.2	3.0	3.2

Total	71.6	66.8	74.4	80.3	81.2
Mining and Quarrying
Bauxite	100.3	95.8	88.6	71.8	76.3
Alumina	1,122.1	706.8	425.8	387.7	224.0
Other Mining	4.7	4.2	6.2	5.7	9.9

Total	1,227.1	806.8	520.6	465.2	310.2
Manufacturing
Food, Beverages and Tobacco
Meat and Meat Preparations	8.2	8.7	9.4	10.3	15.7
Fish and Fish Products	7.0	8.7	10.4	18.2	13.6
Ackee (canned)	15.1	19.7	21.0	24.7	25.1
Dairy Products	7.8	8.2	9.7	12.4	12.5
Processing of Other Fruits and Vegetables	14.3	13.6	13.9	16.2	17.2
Sugar	16.6	10.5	6.6	6.7	3.6
Baked Products	18.8	21.6	24.2	25.7	30.7
Sauces	20.3	24.0	29.8	33.7	30.7
Other Food Exports	37.0	36.3	37.9	39.1	41.5
Rum	45.8	56.0	54.5	56.1	56.4
Alcoholic Beverages (excl. Rum)	50.6	54.4	54.8	70.2	73.6
Other Beverages and Tobacco Exports	15.9	17.7	18.7	20.2	25.8

Total	257.4	279.4	290.9	333.5	346.4

Other Manufactured Products
Refined Petroleum Products	277.1	295.2	218.3	344.9	549.9
Chemical & Chemical Products	38.5	31.8	30.2	28.9	45.0
Other Manufactured Products	14.5	19.9	12.4	14.8	20.0

Total	330.2	346.9	260.9	388.6	614.9

Total Manufacturing	587.6	626.3	551.7	722.1	961.3

Other Domestic Exports
Waste & Scrap	14.8	11.5	7.9	9.3	10.7
Other	4.3	4.7	10.6	4.6	4.0

Total	19.1	16.2	18.5	13.9	14.7

Total Domestic Exports	1,905.5	1,516.1	1,165.2	1,281.5	1,367.4

Re-Exports	55.2	137.0	85.4	199.2	534.0

Total Exports	1,960.7	1,653.1	1,250.6	1,480.7	1,901.4

(1)	Revised.

Source: Statistical Institute of Jamaica.

In the past, the Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, enjoyed preferential trade arrangements with respect to exports to the EU pursuant to the CPA. The EPA, which replaces the trade provisions of the CPA, was signed in October 2008. This free trade agreement provides for duty-free, quota-free access to the EU market for most goods, as at January 1, 2009. The EPA is currently being applied provisionally, and Jamaica is in the process of implementing this agreement. This agreement has a strong development component. Under the 10th European Development Fund’s Caribbean Regional Indicative Programme, approximately €72.0 million were allocated to CARIFORUM States for the EPA Implementation. At the national level, Jamaica is in the process of implementing two projects in respect of the EPA.

The EPA Capacity Building Project (“EPA I”), which was signed on May 4, 2012 in the amount of €2.25 million, is designed to enhance Jamaica’s competitiveness goals as outlined in the National Export Strategy and Vision 2030 Jamaica. The accreditation of official testing laboratories, which is one aspect of the project, will mostly address ISO 17025 standards since this is the internationally recognized standard under the provisions of the WTO Agreement on Technical Barriers to Trade. Capacity building interventions are being undertaken in food-related laboratories which provide support to the export industry. The project aims to promote export competitiveness and food security.

The EPA Capacity Building Project (“EPA II”) was formulated through sector wide needs assessment/consultation with business support organizations and public sector food laboratories from November 2012 to February 2013. It is designed to enhance the supply-side micro and medium to small-sized enterprises and to continue capacity building within public sector laboratories and support accreditation agencies, aligning them with the strategic priorities of the Government of Jamaica. The expectation is that through these interventions, Jamaica’s agricultural health and food quality systems will attain a level of compliance which enhances food security and international competitiveness. Approximately €5.0 million was allocated for the EPA II to build on the initiatives undertaken under the EPA I. EPA II will expand its main focus to include addressing upstream problems from the supply side, broadening the EU action in creating a sustainable and enabling environment for increased market presence of Jamaican exports.

The EPA is reciprocal and asymmetrical in nature, and covers trade in traditional export products, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free. The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime that existed under the CPA ended on September 30, 2009. As at October 1, 2009, ACP sugar exporters have duty-free, quota-free access to the EU market under a managed system lasting until 2015. Thereafter, sugar will enter the EU market duty-free and quota-free under the EPA. See “Jamaica—International Relationships—The CARIFORUM-EU Economic Partnership Agreement.”

The Jamaican banana industry contributed minimally to the export earnings since 2013. This was due to the exit of the major exporter from the market, as a result of devastating hurricanes in recent years. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy—Principal Sectors of the Economy—Agriculture, Forestry and Fishing.”

Imports

Merchandise imports increased by 29.5% in 2022 to US$7,731.2 million from US$5,970.9 million in 2021. This increase in the value of imports was due in part to higher spending on mineral fuels and related products, food, manufactured goods, chemicals, machinery and transport equipment, as well as beverages and tobacco. Imports of mineral fuels and related products increased in 2022 by 54.1% to US$2,379.6 million compared to US$1,544.2 million in 2021, due to higher imports of crude oil, motor spirit and other fuels and lubricants. Imports of machinery and transport equipment increased by 12.4% to US$1,345.3 million from US$1,196.5 million in 2021, due mainly to higher imports of transport equipment and capital goods excluding motor cars. In 2022, food imports increased by 24.9% to US$1,402.5 million, from US$1,122.6 million in 2021, due to higher imports of food mainly for consumption, and for use in industry. In 2022, expenditure on manufactured goods increased by 21.1% to US$992.1 million, from US$819.4 million in 2021 primarily due to the increased importation of manufacture of metals, non-metallic minerals, as well as paper and paperboard and other articles of paper pulp. Imports of beverages and tobacco increased by 51.8% to US$107.9 million, from US$71.1 million in 2021. Expenditure on chemicals rose by 20.3% to US$780.9 million, from US$649.3 million in 2021, due mainly to higher imports of organic and inorganic chemicals. For the purposes of this discussion, imports include cost, insurance and freight values and include free-zone imports and exclude goods procured in ports.

The following table shows Jamaica’s imports for the five years ended December 31, 2022:

Imports (c.i.f.)(1)

	2018	2019	2020	2021(2)	2022
	(in millions of US$)
Mineral Fuels and related products	1,610.2	1,726.7	937.3	1,544.2	2,379.6
Machinery	1,420.5	1,464.3	1,112.0	1,196.5	1,345.3
Food	908.9	1,025.6	933.1	1,122.6	1,402.5
Beverages and Tobacco	67.6	84.5	54.2	71.1	107.9
Crude Materials (excl. Fuels)	75.0	66.8	73.3	91.1	88.8
Animal and Vegetable Oils and Fats	34.7	35.8	36.5	56.1	77.2
Chemicals	762.3	654.9	571.1	649.3	780.9
Manufactured Goods	753.1	774.1	629.4	819.4	992.1
Miscellaneous Manufactured Articles	533.3	570.6	418.5	420.5	556.8
Other	4.9	0.1	0.1	0.1	0.1

Total Imports	6,170.5	6,403.4	4,765.5	5,970.9	7,731.2

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.

Source: Statistical Institute of Jamaica.

Trading Partners

The major trading partners for Jamaica’s exports in 2022 were the United States of America, Puerto Rico, the Russian Federation, the United Kingdom and Canada. The main trading partners for imports in 2022 were the United States of America, China, Brazil, Trinidad & Tobago, and Japan. The following tables show the direction of trade for the five years ended December 31, 2022:

Exports (f.o.b.) by Destination

	2018	2019	2020	2021(1)	2022
	(in millions of US$)
USMCA (formerly NAFTA)(2)	809.8	771.7	689.6	797.2	992.3
of which USA	588.5	632.3	569.8	689.5	910.9
of which Canada	219.1	137.2	118.9	98.5	76.0
European Union(3)	330.6	323.9	179.0	181.8	99.4
UK(3)	47.3	56.8	56.9	63.8	78.0
CARICOM	78.5	94.2	82.1	106.8	151.6
Japan	9.5	8.3	8.7	7.2	10.5
Other countries	732.3	455.0	291.2	323.9	569.6

Total	1,960.7	1,653.1	1,250.6	1,480.7	1,901.4

(1)	Revised.
(2)	Name change for NAFTA effective 2021.
(3)	The UK exited the EU in 2020. The total figure for the EU in 2021 onwards therefore excludes UK.

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2018	2019	2020	2021(2)	2022
	(in millions of US$)
USMCA (formerly NAFTA)(3)	3,032.3	3,139.6	2,111.1	2,619.3	3,462.5
of which USA	2,740.7	2,912.9	1,905.7	2,396.1	3,193.9
of which Canada	128.2	106.0	97.9	108.2	114.5
European Union(4)	566.7	554.3	433.7	356.5	466.2
UK(4)	83.9	98.4	76.5	75.4	89.4
CARICOM	476.9	302.7	252.9	287.3	609.4
Japan	256.9	298.5	208.1	206.3	241.8
Other countries	1,837.7	2,108.3	1,759.7	2,426.1	2,861.9

Total	6,170.5	6,403.4	4,765.5	5,970.9	7,731.2

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.
(3)	Name change for NAFTA effective 2021.
(4)	The UK exited the EU in 2020. The total figure for the EU in 2021 onwards therefore excludes UK.

Source: Statistical Institute of Jamaica.

Foreign Direct Investment

FDI inflows peaked in 2008 at US$1,436.6 million, or 10.9% of GDP, before decreasing by 62.3% in 2009 as a result of the global economic recession. In 2011, FDI reached a low of US$218.2 million. Since 2012, FDI inflows have increased steadily to US$928 million (or 6.6% of GDP) in 2016, followed by a decrease of (US$39.1) million to US$888.8 million (or 5.9% of GDP) in 2017. In 2019, there was a decrease of US$109.2 million to US$665.4 million. This decrease was followed by a further reduction in 2020, when there was a decrease of US$340.3 million to US$325.1 million. This decrease was primarily due to the global economic recession brought on by the COVID-19 pandemic, which led to lower investment flows primarily for mining and energy by US$342.1 million, as well as lower flows for tourism of US$33.7 million. This was partially offset by an increase of US$36.4 million in inflows from the information, communications and technology industry. In 2021, there was a further reduction of US$4.6 million to US$320.5 million. Similarly, in 2022, there was further reduction of US$1.7 million to US$318.7 million.

Annual FDI Flows to Jamaica by Region: 2008 to 2022

Source: Bank of Jamaica

Quarterly FDI Flows to Jamaica by Region: 2016 Q2 to 2022 Q4

Source: Bank of Jamaica

Portfolio Investments

For 2022, portfolio investments recorded a net lending balance of US$755.8 million relative to a net lending balance of US$3.8 million for 2021. The net lending balance for 2022 largely arose from a net acquisition of portfolio investment assets (outflows) of US$422.8 million, which was further aided by net reduction in portfolio investment liabilities (inflows) of US$333.1 million. The net acquisition of portfolio investment assets was mainly attributable to an increase in debt securities held by deposit taking institutions. However, the net reduction of portfolio investment liabilities was mainly attributable to a reduction in foreign holdings of Jamaican government debt securities by non-residents which was partially offset by purchases of Jamaican equity on the Jamaican Stock Exchange by non-residents.

Portfolio Investments

	2021(1)	2022
A. Net Acquisition of Portfolio Assets (inflows)/outflows	79.7	422.8
Equity	(14.9)	(52.8)
Bonds	94.6	475.5
B. Net Incurrence of Portfolio Liabilities inflows/(outflows)	75.9	(333.1)
Equity	130.4	(32.7)
Bonds	54.5	(300.4)
C. Net Portfolio Investments Balance [A minus B] (inflows)/outflows	3.8	755.8

(1)	Revised.

International Reserves

Net international reserves of the BOJ decreased to US$3,976.3 million as at December 31, 2022, from US$4,000.8 million as at December 31, 2021. Gross international reserves as at December 31, 2022 were US$4,517.8 million, or approximately 25.2 weeks of goods and services imports.

As of March 31, 2023, net international reserves of the BOJ were US$4,152.4 million, with gross international reserves at US$4,684.6 million or approximately 26.1 weeks of goods and services imports.

The following table shows the BOJ’s international reserves for the period December 31, 2018 to December 31, 2022 and also to March 31, 2023.

International Reserves

	December 31,					March 31,
	2018	2019	2020	2021	2022(1)	2023
	(in millions of US$)
Supplementary Fund	467.5	695.3	715.5	717.6	1,181.0	1,201.8
Special Drawing Rights	246.3	229.4	224.5	715.4	176.3	165.9
Other Reserves	2,818.2	2,706.4	3,141.1	3,400.4	3,160.5	3,316.9
Gross International Reserves	3,532.0	3,631.1	4,081.1	4,833.4	4,517.8	4,684.6
Total Foreign Liabilities	526.6	468.6	955.0	832.6	541.5	532.2
Net International Reserves	3,005.4	3,162.5	3,126.1	4,000.8	3,976.3	4,152.4
Gross Reserves in Weeks of Merchandise Imports	32.8	33.8	54.0	54.3	37.5	38.8
Gross Reserves in Weeks of Goods and Services Imports	19.5	22.9	38.8	33.5	25.2	26.1

(1)	Revised.

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow in foreign currency. Non-residents are also permitted to invest and borrow in both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments. In addition, an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaica dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target.

Resulting from the modernization of Jamaica’s foreign exchange market and increased two-way movement of the currency, in June 2018, Jamaica’s exchange rate arrangement was reclassified by the IIMF to ‘floating’, retroactively from September 2017, from a ‘stabilized arrangement’. The floating exchange rate regime corresponds to a lower minimum reserve adequacy requirement based on the IMF’s Assessing Reserve Adequacy (“ARA”) metric. This development resulted in a significant improvement in the country’s reserve adequacy.

During 2022, the Jamaican dollar gradually appreciated against the US dollar, with the JA/US dollar exchange rate decreasing from J$155.09 per US$1.00 at December 31, 2021 to J$152.05 per US$1.00 at December 31, 2022, an appreciation of 1.96%. The appreciation in the foreign exchange market during 2022 occurred in the context of improved foreign exchange inflows associated with the reopening of the economy as well as measures implemented by the BOJ to address episodic demand pressures.

In 2022, total purchases in US dollars reported by authorized foreign currency traders increased to US$13,488.1 million from US$11,562.1 million in 2021. In 2022, total sales increased to US$14,329.9 million from US$12,953.1 million in 2021. During 2022, the BOJ’s intervention in the market resulted in net foreign currency sale of US$748.0 million via the trading room relative to net foreign currency sale of US$388.8 million via the trading room in 2021.

The official exchange rate as at March 31, 2023 was J$150.91 per US$1.00, representing an annual appreciation of 1.86% relative to the annual depreciation of 4.91% as at March 31, 2022.

The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the BOJ for US dollars on March 31, 2023 was J$150.91 per US$1.00. See “Exchange Rates.”

PUBLIC FINANCE

The Central Government Budget

The Government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of Central Government and state-owned enterprises are now referred to as the overall public sector.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution and the FRF, the Minister of Finance and the Public Service has the responsibility of preparing estimates of revenue and expenditure and submitting those estimates to Parliament for approval before the beginning of the fiscal year to which they relate. In addition, the Minister of Finance must present a Fiscal Policy Paper, detailing multi-year budgets and targets and the fiscal strategy being pursued to achieve these targets. The Ministry of Finance and the Public Service, in conjunction with other ministries, departments, and agencies, prepares multi-year draft budgets, which must be approved by the Cabinet prior to its submission to Parliament. Under the aegis of the enhanced fiscal rules which were legislated in March 2014, Parliament is required to approve the budget prior to the start of the fiscal year to which the budget relates—that is, no later than March 31.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to operating expenditure of the Central Government, while capital expenditure refers to the Central Government’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

Jamaica has made significant progress in reducing its public debt-to-GDP ratio in recent years, but it still remains relatively high. This indebtedness has impacted the ability of the Government to increase its spending in critical areas such as national security, education, healthcare, and infrastructure. However, as the debt continues on a downward trajectory and fiscal space improves, the Government has placed increased priority on protection of the vulnerable and on the quality of public transportation, public hospitals, schools and capital expenditure. Spending in these sectors is often supplemented through bilateral or multilateral project funding flows. Fiscal space has been limited, as payments to service the debt take precedence over expenditure for other policies and programs. Nevertheless, the Government remains committed to prioritizing the social protection program, to minimize any potentially adverse impact on the most vulnerable within the population. The allocations from revenues to education, healthcare, and national security have been primarily intended to cover the operating costs of these ministries/sectors, while the bilateral and multilateral project funding is utilized to supplement the capital budgets of these ministries. These funds are used to build and maintain schools, maintain hospital equipment and buildings in the health sector, and to invest in infrastructural improvements. As part of the fiscal consolidation program, each year, the NHT transfers J$11.4 billion to the Central Government, under its financial distributions policy. The NHT support is set to expire by March 31, 2026. The proceeds from the NHT form part of the overall financial distributions that come from public bodies. These proceeds are paid quarterly and are recorded under Non-Tax Revenue.

The following table shows Jamaica’s fiscal results for FY 2019/20 through FY 2022/23 and projections for FY 2023/24:

Government Revenue and Expenditure

In millions of J$

	2019/2020(8)	2020/21(8)	2021/22(8)	2022/23(8)	2023/24(9)
Revenue and Grants	649,759.2	575,401.1	720,224.6	827,775.1	897,567.2
Tax Revenue	579,397.1	505,686.7	616,368.0	752,841.0	824,295.8
Income and Profits	159,726.1	161,429.4	180,183.2	235,812.4	251,829.6
Production and Consumption	201,343.1	172,675.9	198,956.4	232,701.9	274,020.5
Of which GCT (local)	109,303.8	91,191.6	107,798.7	130,570.5	156,438.5
International Trade	218,327.9	171,581.3	237,228.4	284,326.6	298,445.6
Non-Tax Revenue(1)	64,505.2	62,182.6	92,828.0	67,327.3	65,228.5
Bauxite Levy	0.0	0.0	2,461.7	1,266.1	1,283.4
Capital Revenue(2)	1,200.2	352.1	908.4	0.0	0.0
Grants	4,656.8	7,179.7	7,658.5	6,340.6	6,591.1
Expenditure	630,354.4	635,911.3	698,895.5	819,989.0	887,683.6
Recurrent Expenditure(3)	559,961.4	586,727.2	648,385.3	766,804.5	812,310.7
Programs	216,856.6	234,693.0	269,586.5	277,303.4	289,806.4
Compensation(4)	211,617.6	222,996.3	241,751.1	338,126.1	367,346.8
Of which Wages and Salaries	195,935.5	208,002.2	222,680.0	317,884.6	338,693.8
of which Back pay(5)	n.a.	n.a.	n.a.	n.a.	n.a.
Of which Employer’s Contribution	15,682.1	14,994.1	19,071.1	20,241.5	28,653.1
Interest	131,487.3	129,037.9	137,047.7	151,375.0	155,157.5
Domestic	47,596.1	50,338.6	54,711.9	67,986.8	65,546.8
Foreign	83,891.2	78,699.2	82,335.9	83,388.2	89,610.8
Capital Expenditure(6)	70,392.9	49,184.1	50,510.2	53,184.50	75,372.9
Fiscal Surplus (Deficit)	19,404.8	(60,510.2)	21,329.1	7,786.12	9,883.6
Loan Receipts	126,060.1	221,924.9	149,635.3	118,293.5	139,472.5
External	51,081.4	55,832.0	73,802.4	21,777.2	77,397.2
Domestic	74,978.7	166,092.9	75,832.9	96,516.4	62,075.3
Amortization	169,046.6	159,085.5	159,791.1	161,630.7	125,452.0
External	98,565.9	46,307.3	87,423.1	46,210.7	103,770.8
Domestic	70,480.6	112,778.2	72,368.0	115,419.9	21,681.3
Other Inflows(10)	104,174.9	3,338.5	3,268.0	4,876.6	15,826.2
Other Outflows(11)	37,933.2	36,967.0	19,267.9	0.0	8,537.0
Primary Surplus (Deficit)	150,892.1	68,527.7	158,376.8	159,161.1	165,041.1
Overall Surplus (Deficit)	42,660.0	(31,299.3)	(4,826.6)	(30,674.5)	31,193.2
GDP(7)	2,121,087	1,948,842	2,322,084	2,751,794.9	2,959,326

Source: Ministry of Finance and the Public Service and the Planning Institute of Jamaica.

(1)	Non-tax revenue includes user fees, dividends from government owned entities and interest revenue.
(2)	Capital revenue includes loan repayments.
(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.
(4)

Based on adoption of a Revised Chart of Accounts beginning with the FY 2016/17 Budget, consistent with the IMF’s Government Finance Statistics, the fiscal accounts now show a category called Compensation of Employees broken out into (a) wages and salaries paid to employees and (b) contributions made by the Government toward statutory deductions and health insurance.

(5)	Back pay represents payments, in any given year, of wages/salaries and allowances due for previous fiscal years.
(6)	Capital expenditure refers to Jamaica’s investment for the fiscal year.
(7)

The GDP figures for FY 2019/20 through FY 2021/22 have been revised based on the most recent release of the GDP data from the Statistical Institute of Jamaica (STATIN). The gross domestic product series was revised in 2003 and subsequently revised again in 2008. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1996 to 2007.

(8)	Actual Outturns.
(9)	The figures provided in this column represent the Original Budget for FY 2023/24.
(10)	Other Inflows include receipts associated with the PetroCaribe Development Fund (PCDF) which have been reintegrated into the Central Government and divestment proceeds.
(11)	Other Outflows include loans provided by the Central Government to Public Bodies.

Revenue and Expenditure for FY 2022/23

Jamaica posted a fiscal surplus in FY 2022/23 of J$7.8 billion or 0.3% of GDP. This followed a fiscal surplus in FY 2021/22 of J$21.3 billion or 0.9% of GDP and a fiscal deficit in FY 2020/21 of J$60.5 billion or -3.1% of GDP. The deterioration in the fiscal position for FY 2022/23 compared to the previous fiscal year was primarily due to the economic effects of the Russia/Ukraine conflict and inflationary pressures. Compared to FY 2021/22, revenue and grants inflows, as well as expenditure increased. The increase in expenditure was largely driven by higher Compensation of Employees due to the FY 2022/23 implementation of the new public sector compensation restructure. The fiscal surplus of 0.3% of GDP achieved for FY 2022/23 is consistent with the originally budgeted 0.3% of GDP fiscal balance. Revenues and grants were above the original target by J$77.9 billion or 10.4% and lower than the revised target by J$19.1 billion or 2.3%, while expenditure was J$77.0 billion or 10.4% above the original budget and J$19.9 billion or 2.4% below the revised budget. The House of Representatives approved revisions to the original budget in November 2022, December 2022, January 2023 and February 2023. Jamaica has maintained relatively high primary surpluses over the past decade. The fiscal operations recorded primary surpluses of 5.8% of GDP in FY 22/23, 6.8% of GDP in FY 2021/22, 3.5% of GDP in FY 2020/21 and 7.1% of GDP in FY 2019/20. The primary surplus for FY 2022/23 amounted to J$159.2 billion, compared to the original target of J$145.2 billion and the revised target of J$158.1 billion.

Overall, revenue and grants of J$827.8 billion were J$77.9 billion, or 10.4% above the original target for FY 2022/23 and J$19.1 billion or 2.3% below the revised budget. Relative to the previous fiscal year, this outturn was J$107.6 billion or 14.9% above the J$720.2 billion revenue and grants for FY 2021/22. The operations of the overall public sector generated a surplus of approximately 1.9% of GDP in FY 22/23, surplus of 0.7% of GDP in FY 2021/22, deficit of 3.2% of GDP in FY 2020/21, and surplus of 1.0% of GDP in FY 2019/20. The originally budgeted overall public sector balance was a surplus of 0.7% of GDP, which was increased to 1.3% in the revised budget for FY 2022/23.

Revenue and Grants

Total revenue and grants for the Central Government for FY 2022/23 were J$827.8 billion, or 30.1% of GDP. This represents an increase of J$107.6 billion or 14.9% over total revenue and grants collected in FY 2021/22. Collections in FY 2022/23 were J$77.9 billion or 10.4% above the originally budgeted levels, and J$20.7 billion or 13.9% below the revised budget. Tax revenues of J$752.8 billion accounted primarily for the increase in revenue and grants over the original budget by J$81.3 billion or 12%, and lower than the revised budget by approximately J$18.6 billion or 2.4%. Tax revenue for FY 2022/23 increased by 22.1% when compared to FY 2021/22. Non-tax revenue over-performed relative to the original budget as well as the revised budget. Non-tax revenue of J$67.3 billion for FY 2022/23 was J$1.9 billion or 3.0% above the original budget, and approximately J$0.2 billion or 0.2% above the revised budget. The outturn was 27.5% lower than the non-tax Revenue for FY 2021/22, primarily due to declines in inflows from transfers, post office proceeds and royalties. Grant inflows under-performed relative to both the original budget and the revised budget. Grant receipts for FY 2022/23 totaled J$0.12 billion, 2.0% below the original budget and 6.7% below the revised budget. Capital revenue under-performed relative to the original budget and the revised budget. As no Capital revenue was received, collections were of J$1.5 billion below the original budget, and J$0.2 billion or 100% below the revised budget.

Expenditure

Total expenditure (excluding amortization) for FY 2022/23 was J$820.0 billion, or 29.8% of GDP. This represented a 17.3% increase over FY 2021/22 and was J$77.0 billion or 10.4% above the original budget, but J$19,943.8 billion or 2.4% below the revised budget. Recurrent expenditure totaled J$766.8 billion in FY 2022/23, representing 93.5% of total expenditure, with capital expenditure representing 6.5% of total expenditure. Recurrent expenditure was J$88.9 billion or 13.1% higher than originally budgeted, but J$15.1 billion or 1.9% below the revised budget, largely driven by lower than targeted recurrent program spending.

Recurrent programs represented 36.2% of total recurrent expenditure in FY 2022/23 compared to 41.6% in FY 2021/22. Similarly, Compensation of Employees represented 44.1% of recurrent expenditure in FY 2022/23 compared to 37.3% in FY 2021/22. Interest costs represented 19.7% of recurrent expenditure in FY 2022/23, 19.6% of total expenditure in FY 2021/22, and 20.3% of total expenditure in FY 2020/21. Interest expenditure consumed

18.3% of total revenue and grants in FY 2022/23, compared to 19.0% of total revenue and grants in FY 2021/22, and 22.4% in FY 2020/21. Interest costs as a percentage of total revenue and grants have averaged 19.9% over the last three years.

Expenditure on compensation of employees in FY 2022/23 increased to J$338.1 billion, or by 39.9%, compared to J$241.8 billion in FY 2021/22, due primarily to the payment of new salary rates to public sector workers in accordance with the wage agreement for FY 2022/23.

Interest costs of J$151.4 billion were J$12.9 billion above the original budget and J$0.2 billion below the revised budget, and included domestic interest costs of J$68.0 billion and foreign interest costs of J$83.4 billion. Domestic interest costs were J$6.6 billion or 10.8% above the original budget and J$0.1 billion or 0.2% below the revised budget. Foreign interest costs were J$6.4 billion or 8.3% above the original budget but J$0.3 billion or 0.4% above the revised budget.

The interest costs for FY 2022/23 were J$14.3 billion or 10.5% higher than the total of J$137.0 billion for FY 2021/22. In FY 2022/23, interest payments amounted to an estimated 5.6% of GDP, which represents a decrease relative to FY 2021/22, when interest payments accounted for 5.9% of GDP. The decrease in the interest payment-to-GDP ratio reflects the estimated sharp increase in GDP for FY 2022/23.

FY 2023/24 Original Budget

The Government’s target for FY 2023/24 is a primary surplus of 5.6% of GDP, equivalent to J$165.0 billion, and a fiscal surplus of 0.3% of GDP, equivalent to J$9.9 billion. Revenue and grant inflows are projected at J$897.6 billion with expenditure at J$887.7 billion.

Revenue and Grants

The revenue and grants projection for FY 2023/24 represents 30.3% of the projected GDP, a decrease of 20 basis points below the estimated 30.5% in FY 2022/23. Tax revenue of J$824.3 billion is estimated to account for 27.9% of total revenue and grants, approximately 2% higher than in FY 2022/23.

Tax revenue is budgeted to increase by 9.5% or J$71.5 billion, above collections in FY 2022/23, due mainly to the projected economic expansion in nominal income, with the revised forecast of nominal GDP showing a rise by 9.1% in FY 2023/24.

Grant receipts are budgeted to increase by approximately J$0.3 billion, or 4.0% above FY 2022/23 inflows.

Expenditure

Expenditure (less amortization) is budgeted to increase by 9.4% over FY 2022/23 due to higher recurrent expenditure and capital expenditure. The FY 2023/24 expenditure budget is projected to be J$887.7 billion, comprised of J$812.3 billion for recurrent expenditure and J$75.4 billion for spending on capital projects. Of the recurrent budget, J$289.8 billion is allocated to recurrent programs, J$367.3 billion is allocated to Compensation of Employees comprised of J$338.7 billion and J$28.7 billion for wages and salaries and employers contribution, respectively and J$155.2 billion is allocated to interest payments. The expenditure on wages and salaries is budgeted to increase by 6.6% in FY 2023/24. This increase is due primarily to the increase in wages and salaries to public sector employees based on the continued implementation of the new public sector compensation restructure.

Over the medium-term, the Government is targeting an average primary surplus of 5.6% of GDP. The contribution of expenditure towards the achievement of these targets is embodied in the FY 2023/24 expenditure profile, with total expenditure of J$1,021.7 billion. This is comprised of expenditure of J$887.7 billion, debt amortization payments of J$125.5 billion and other outflows of J$8.5 billion. Funds allotted for the Ministry of Finance and its departments and agencies accounts for 42.2% (the largest portion) of the overall budget while debt-servicing is projected to be approximately J$280.6 billion and accounts for 27.5% of the overall budget. Education services follows at J$0.14 billion or 14.5%, health services at J$0.13 billion or 12.2%, and national security at J$0.12 billion or 11.6% of the overall budget. The projected debt service for FY 2023/24 shows a nominal decrease of J$33.2 billion, net of appropriations-in-aid, when compared to the FY 2022/23 outturn of J$313.8 billion, or 31.4% of overall expenditure.

The Government’s financing requirement for FY 2023/24 amounts to J$134.0 billion. There is a net cash surplus of J$31.2 billion after amortization payments of J$125.5 billion and other outflows of J$8.5 billion, partially offset by a projected fiscal surplus of J$9.9 billion, are financed by loan receipts of J$139.5 billion and other inflows of J$15.8 billion.

Social Programs FY 2023/24

In March 2023, the Minister of Finance and the Public Service announced further social assistance programs for FY 2023/24 of approximately J$18.1 billion in the aggregate, which includes an allocation for school nutrition support, support payments of cash grants to beneficiaries of cash grants of the Programme of Advancement Through Health and Education (“PATH”), school transportation assistance for PATH beneficiaries and Social Pensions payments for the elderly.

Wage Developments

Implementation of a new public sector compensation structure commenced during the third quarter of FY 2022/23. The new structure is expected to improve the competitiveness of the public sector in the labor market thereby enabling the sector to attract the required skill levels. The intention is to facilitate retention of current staff to ensure the delivery of public service at required levels.

Considering the expected increase in wages and salaries for FY 2023/24, due to the implementation of the second phase of the public sector compensation restructure, provisions have been made in the budget to meet the projected increases. For FY 2023/24, the wage bill, as a percentage of GDP, is projected to be 11.5%. The wage bill for FY 2022/23 was an estimated 11.7% of GDP.

Taxes and Tax Reform

History

Since independence, the Jamaican tax system has been dependent on a multiplicity of indirect taxes, including on international trade, and an income tax system with different marginal tax rates and several deductible allowances. Jamaica has engaged in major tax reform in the mid-1980s as well as the 1990s. In 2004, a comprehensive study of Jamaica’s tax system by a university found that the system, while it had a sound basic structure, had major problems. Since 2004, the Government has sought to address some of the issues identified in the study, including improving receipts from indirect taxes through increasing the general consumption tax (“GCT”) and enhancing the effectiveness of tax administration.

During 2009, 2010 and 2011, the Government introduced additional tax measures aimed at increasing revenue as a percentage of GDP. Following a Green Paper on Tax Reform issued by the Ministry of Finance and the Public Service in May 2011, a White Paper on Tax Reform 2012 was issued on November 15, 2012. The Green Paper and White Paper on Tax Reform focused on several areas to be reformed over a three-year period. These reforms included, among others, the following: removing basic food from the tax system; reducing the statutory corporate income tax rate to be competitive with regional and international competitors; imposing withholding tax on dividends; overhauling capital allowances regime; preventing tax delinquents from benefiting from tax incentives and tax credits for research and development; limiting capital gains tax in lieu of a reduced transfer tax; and enhancing tax administration to increase compliance.

As part of the Economic Reform Program (“ERP”), the Government committed itself to tax reforms that strengthen tax administration and significantly cut back the granting of tax incentives, exemptions and zero rates. The tax reform is meant to be targeted to significantly broaden the tax base, simplify the tax system, reduce economic distortions in the system and pave the way for a phased reduction in tax rates to a competitive level.

FY 2018/19

There were no revenue measures implemented for FY 2018/19.

FY 2019/2020

Revenue measures implemented for FY 2019/20 included the following:

•

The increase in the Annual General Consumption Tax (“GCT”) threshold: The annual GCT threshold was last increased in 2009 to J$3,000,000 up from J$1,000,000. Effective as of April 1, 2019, the new measure will see an increase in the threshold to J$10,000,000 per annum, or an average of J$833,333.3 per month, up from the existing J$3,000,000 per annum. The increase in the threshold is geared towards stimulating economic activity, particularly, in the micro and small business sectors while fostering economic growth.

Under the new Revenue Measures persons whose gross annual sales are less than J$10,000,000 will no longer be obligated to register for GCT and those already registered will no longer be required to file a monthly GCT Return. However taxpayer’s with gross supplies falling below the threshold, may apply to the Commissioner General of TAJ for voluntary registration.

The new measure is expected to result in savings to the Government from reduced administrative cost as well as savings to micro and some small businesses from removing the requirement to register and file GCT Returns. Reduction in revenue is estimated at J$0.7 billion.

•

Stamp Duty Reform. The measure will see an amendment to the Stamp Duty Act to supplant the ad valorem stamp duty rates payable on any instrument pursuant to the Stamp Duty Act, including the granting of security as collateral for loans, with a specific (flat rate) stamp duty of J$100.00 per document/parcel related to transactions valued below J$500,000.00 and a flat stamp duty of J$5,000.00 per document/parcel related to transactions valued at J$500,000 or more to be effective from April 1, 2019.

This measure is expected to stimulate property development, real-estate activities, economic growth and job creation. Reduction in revenue is estimated at J$6.7 billion.

•

Transfer Tax Reform. Effective as of April 1, 2019, this reform will cause a reduction (from 5% to 2%) in the Transfer Tax payable on real property and financial instruments. The rate of tax on inter vivos transactions was last increased from 4% to 5% on April 1 2013. The decrease in rate (from 5% to 2%) of the Transfer Tax payable on the transfer of real property and financial instruments is aimed at stimulating, greater competition and activity in, and access to credit markets, greater business and economic activity, property development, real estate activities and economic growth and job creation. Reduction in revenue is estimated at J$3.4 billion.

•

Increase in the Transfer Tax (i.e. Estate Tax) threshold applicable to the estate of deceased persons. The Transfer Tax threshold was last increased on June 1, 2005 to J$100,000 up from J$10,000. The new measure will see an increase in the threshold from J$100,000 to J$10,000,000.

The increase in the threshold is aimed at enabling beneficiaries to utilize the equity in inherited properties to leverage economic opportunities. Reduction in revenue is estimated at J$0.3 billion.

•

Modified Assets Tax. Asset tax is no longer applicable to non-financial institutions. The tax which had not been increased since 2015 ranged from J$5,000 to J$200,000. It will not be payable by non-financial institutions with effect from year of assessment 2019.

The measure is expected to lower costs for micro and small businesses and better align taxation with profitability. Reduction is revenue estimated at J$1.8 billion.

FY 2020/21

Revenue measures implemented for FY 2020/21 included the following:

•

Reduction in the Standard GCT Rate. Effective as of April 1, 2020, the standard GCT rate was reduced from 16.5% to 15%. This measure is expected to reduce the incentive for taxpayers to be non-compliant, incentivize all sectors through lower upfront costs and increased cash flow and will serve to encourage economic growth.

•

Reduction in the Asset Tax Rate. The proposed reduction will decrease the Asset Tax rate from .25% to .125%. Due to the COVID-19 pandemic, implementation has been postponed until 2022 and subsequent years of assessment. This reduction is the second phase of the reform of the Asset Tax Regime.

•

New Income Tax Credit. The tax credit applies to companies, both regulated and unregulated, with annual sales/revenue less than or equal to J$500 million. The credit claimable in respect of year of assessment 2020 (and subsequent years of assessment) is J$375,000 and is to be applied against tax payable. The credit cannot be carried forward nor result in a refund. The value of the credit is similar to the threshold benefit afforded to individuals.

FY 2021/22

Revenue measures implemented for FY 2021/22 included the following:

•	Imposition of a de minimis value of up to US$500 on outright, direct and permanent exports, for the purposes of the Customs Administrative Fee.

FY 2022/23

No revenue measures have been implemented for FY 2022/23; however, the following measures are in progress:

•	Amendment to Part 1 C of the Third Schedule of the GCT Act to insert new item numbered as 32 “Importation of Lithium-ion batteries for use in solar applications”; and

•	Reduction on import duties on electric vehicles from 30% to 10% for a five-year period.

FY 2023/24

Revenue measures implemented for FY 2023/24 included the following:

•

Introduction of an income tax credit to be provided to employed and self-employed taxpayers for the purchase of a residential solar photovoltaic system. Specifically, the GOJ will provide an income tax credit equivalent to thirty percent (30%) of the cost of the solar PV system, up to a maximum of four million dollars (J$4,000,000). This measure is to take effect for year of assessment 2023.

•

Introduction of a margin scheme mechanism to permit GCT registered taxpayers to account for GCT on the sale of second-hand vehicles (i.e. vehicle not imported new and not imported as used). The GCT will be limited to the difference between the purchase price and the selling price of the vehicles at the rate of 15%. To be implemented within first quarter of FY 2023/24. (Individual owners selling their previously registered motor vehicles will continue to pay flat fee of J$12,000 and J$18,000.)

•	Removal of GCT from the importation of live horses. To be implemented before the end of the first quarter of FY 2023/24.

•

Temporary removal of GCT payable on the importation of small ruminants and pigs. To be implemented before the end of the first quarter of FY 2023/24. The measure has a sunset date of five years and subject to review prior to expiration.

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance—The Central Government Budget.” These statutory charges are paid without any requirement of parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and the Public Service overall responsibility for the management of Jamaica’s public debt. In November 2012, the House of Parliament approved the Public Debt Management Act, 2012, to make provision for the better management of the public debt. The legislation repealed the Loan Act of 1964 and several enactments related to the incurrence of debt by the Government and other connected matters. The public debt management framework was strengthened in October 2017 to improve the operational efficiency and effectiveness of debt management.

The Public Debt Management Act provides for the circumstances under which the Minister of Finance may borrow money, including to finance fiscal deficits, refinance any maturing or outstanding public debt and finance prepayments. The borrowing limits under the Public Debt Management Act are subject to the Financial Administration and Audit Act, as amended, which permits the Minister of Finance to take any measure to, among others, (i) reduce the fiscal balance to nil and (ii) reduce the total public debt of Jamaica to 60% of GDP by the end of FY 2027/28 (with an internal goal of reducing to 96% of GDP by the end of FY 2019/20). As guided by the Public Debt Management Act, the contingent liabilities as a percentage of GDP is targeted to remain below 3.0% at the end of FY 2026/27, and was 2.8% at the end of FY 2022/23, decreasing from 3.9% at the end of FY 2021/22.

The targets in the Public Debt Management Act may be exceeded under limited circumstances including parliamentary approval allowing suspension of the fiscal rules for a specified period during the occurrence of major adverse shocks such as natural disasters or a severe economic contraction. In such cases, an automatic correction mechanism that would allow for deviations to be addressed in a systematic manner with specified adjustment levels relative to whether the deviations exceeded either (x) the lower threshold of 1.5% of GDP or (y) the upper threshold of 3.5% of GDP. Due to Jamaica being declared a disaster area as a result of the COVID-19 pandemic, the fiscal rules were suspended due to this mechanism, given that the fiscal impact exceeded the lower threshold listed above. This suspension led to a two-year extension of the deadline under the Financial Administration and Audit Act for reducing the total public debt to 60% of GDP by the end of FY 2027/28.

In keeping with international best practices, the Government of Jamaica adopted a revised definition of public debt on April 1, 2017. Under the old definition, public debt was defined as the sum of Central Government debt plus that of the central bank, the BOJ and external guarantees. The new definition defines public debt as the consolidated debt of Specified Public Sector except that of the BOJ, net of any cross holdings. The new definition broadens the coverage of debt reporting to include all debt held by the Specified Public Sector including all guaranteed and non-guaranteed debt.

For FY 2022/23, the public debt to GDP was 77.1%, maintaining the downward trajectory which was restored in FY 2021/22, following an uptick in FY 2020/21. Further, Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At March 31, 2023, Jamaica’s domestic debt was approximately J$799.3 billion, which excludes government-guaranteed securities. At December 31, 2022, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$845.8 billion, a decrease of 2.6% when compared to the domestic debt level at December 31, 2021. Jamaica has incurred domestic debt primarily to provide budgetary financing.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At March 31, 2023, the extent of these internal guarantees was approximately J$22.9 billion.

Currently, Jamaica’s domestic debt consists mainly of Benchmark Investment Notes, following the JDX and NDX Initiatives (see below), which saw an exchange of some of the previously issued debt instruments. At December 31, 2022, 11.9% of the outstanding domestic debt was scheduled to mature within one year, 38.5% between one and five years and the remaining 49.6% after five years. The interest rate composition of the domestic debt at December 31, 2022 was 78.1% contracted on a fixed rate basis, while 21.9% was contracted on a floating interest rate basis and 0.0% was non-interest bearing.

Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are issued in Jamaica are classified as domestic debt. Further to the buy-back of US dollar denominated bonds in September 2018, there are no foreign currency denominated bonds in the stock of domestic debt.

At March 31, 2023, 1.3% of Jamaica’s domestic debt was scheduled to mature in one year, 44.5% in five years and the remaining 54.2% after five years. At March 31, 2023, approximately 17.8% of the domestic debt was on a floating rate basis, 82.2% on a fixed rate basis.

At December 31, 2022, Jamaica had J$835.5 billion of domestic bonds and securities outstanding, excluding treasury bills, representing 98.8% of total domestic debt. This represented a J$21.7 billion, or 2.6%, an increase over the level outstanding at December 31, 2021. The domestic debt did not comprise of any loans.

The outstanding stock of treasury bills at December 31, 2022, was J$10.3 billion, representing 1.2% of total domestic debt. Treasury bills are auctioned on a multiple-price basis.

The following table shows domestic debt by instrument type for the last five years as at December 31, 2022, and as at March 31, 2023:

Domestic Debt by Instrument Type

	December 31,					March 31,
	2018	2019	2020	2021	2022	2023
	(in million of J$)
Securities
Treasury Bills	8,855.2	10,300.0	10,300.0	10,300.0	10,300.0	10,300.0
Local Registered Stocks	0.0	0.0	0.0	0.0	0.0	0.0
J$ Benchmark Notes(1)	693,992.9	682,532.7	712,801.6	756,073.1	771,984.1	725,614.6

Total	702,848.1	692,832.7	723,101.6	766,373.1	782,284.1	735,914.4

Bonds
Land	0.0	0.0	0.0	0.0	0.0	0.0
US$ Denominated	0.0	0.0	0.0	0.0	0.0	0.0
US$ Indexed	0.0	0.0	0.0	0.0	0.0	0.0
CPI Indexed Bonds (1)	49,019.0	50,918.4	53,331.2	57,700.8	63,498.1	63,398.7

Total	49,019.0	50,918.4	53,331.2	57,700.8	63,498.1	63,398.7

Loans
Commercial Banks	0.0	0.0	0.0	0.0	0.0	0.0
Other (including Public Sector)	253.9	150.8	50.2	0.1	0.1	0.1

Total	253.9	150.8	50.2	0.1	0.1	0.1

Total	752,120.9	743,902.1	776,483.2	824,074.0	845,782.4	799,313.3

(1)	These instruments were issued as part of JDX. See “—The Jamaica Debt Exchange.”

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule over the next five years for domestic debt outstanding as at March 31, 2023:

Domestic Debt Amortization Schedule

as at March 31, 2023

	2023	2024	2025	2026	2027
	(in millions of J$)
Bonds(1)	16,022.5	64,160.9	125,913.4	39,620.5	21,759.5
Loans	0.0	0.0	0.0	0.0	0.0

Total	16,022.5	64,160.9	125,913.4	39,620.5	21,759.5

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule over the next five years for domestic debt outstanding as at March 31, 2023:

Central Government Domestic Debt Interest Schedule

as at March 31, 2023

	2023	2024	2025	2026	2027
	(in millions of J$)
Bonds(1)	66,717.6	64,436.6	54,179.1	52,119.5	50,216.9
Loans	483.7	881.6	991.6	1,041.2	1,093.2

Total	67,201.3	65,318.1	55,170.6	53,160.7	51,310.1

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure of domestic debt outstanding as at March 31, 2023:

Domestic Debt Maturity Structure

as at March 31, 2023

	Less than 1 year	1–5 years(1)	5–10 years(1)	10 years and over (2)	Total
	(in millions of J$)
J$ Benchmark Notes	65.8	355,468.6	129,944.3	303,534.4	789,013.1
Treasury Bills	10,300.0	0.0	0.0	0.0	10,300.0
Commercial Bank and Public Sector Entity Loans	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.1	0.1

Total	10,365.8	355,486.6	129,944.3	303,534.5	799,313.2

(1)	Medium-Term debt.
(2)	Long-Term debt.

Source: Ministry of Finance and the Public Service.

The following table shows the interest rate composition of domestic debt outstanding as at March 31, 2023:

Domestic Debt Interest Rate Composition

as at March 31, 2023

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)
Variable Rate Debt	142,614.5	17.8
Fixed Rate Debt	656,698.7	82.2
Non-Interest-Bearing Debt	0.0	0.0

Total Debt	799,313.2	100.0

Source: Ministry of Finance and the Public Service.

External Debt

At March 31, 2023, total external debt was US$8,965.9 million, of which 97.9% was denominated in US dollars, 0.1% was denominated in Euro, 0.0% was denominated in Yen, 0.6% was denominated in Chinese Yuan, 0.0% was denominated in GBP and 1.4% in other currencies.

At December 31, 2022, total external debt was US$9,013.7 million, a decrease of 1.6% from the US$9,164.4 million recorded at December 31, 2021, of which 97.8% was denominated in US dollars, 0.1% was denominated in Euro, 0.0% denominated in Yen and 0.7% was denominated in Chinese Yuan. Official creditors, comprising bilateral and multilateral partners, accounted for US$3,883.1 million, or 43.1%, of total external debt, representing the second largest creditor category of Jamaica’s public sector external debt. Bond issuances of US$5,130.6 million represented 56.9% of total external debt at December 31, 2022. Multilateral indebtedness was US$3,163.1 million at December 31, 2022, an increase of 1.8% over December 31, 2021.

Bilateral and multilateral obligations accounted for 42.8% of total external debt at March 31, 2023 and represented the second largest creditor category of Jamaica’s total external debt. Global bonds of US$5,130.6 million accounted for 57.2% of total external debt at March 31, 2023. Multilateral indebtedness was US$3,117.3 million, a decrease of 1.4% over December 31, 2022.

The new IDB Group Country Strategy (CS) 2022–2026 with Jamaica supports the Government’s development objectives of faster inclusive growth and durable debt reduction. The CS supports post-pandemic recovery that is socially inclusive, sustainable, and driven by the private sector under two strategic areas: (i) reactivating the productive sector for sustainable growth and (ii) addressing social gaps. In addition, the cross-cutting themes of gender and diversity, climate change and environmental sustainability and institutional capacity and rule of law are streamlined into each strategic area.

The following outstanding bonds were issued by the Government:

In October 2005, Jamaica made further issuances of 9.25% US$250.0 million notes due 2025 and in February 2006, 8.50% US$250.0 million notes due 2036. In March 2007, Jamaica issued US$350.0 million 8.0% fixed rate Amortizing Notes due 2039. In October 2007, Jamaica reopened its 8.0% fixed rate Amortizing Notes due 2039 for an additional US$150.0 million. In July 2014, Jamaica issued an additional US$800.0 million 7.625% fixed rate notes due 2025. In July 2015, Jamaica issued US$1.4 billion 6.75% notes due April 2028 and US$650.0 million 7.875% notes due July 28, 2045. On August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039, and on August 18, 2017, the Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025 in exchange for US$505.0 million of its 6.750% Notes due 2028 and US$364.0 million of its 7.875% Notes due 2045. A liability management transaction was successfully executed on September 4, 2019 in which the Government settled a tender at par value of US$966.9 million on Global Bonds 11.625% Notes due 2022, 7.625% Notes due 2025, 9.250% Notes due 2025 and 6.750% Notes due 2028 . The Government issued new bonds on September 11, 2019 in 7.875% Bonds due 2045 to the value of US$815.0 million.

The following guarantees were made by the Government:

In June 2007, Jamaica issued US$125.0 million in guarantees with respect to bonds issued by Air Jamaica. In 2009, Jamaica issued a US$60.0 million guarantee with respect to the expansion of the Norman Manley International Airport in Kingston. A loan of US$20.0 million between the Caribbean Development Bank and the Student Loan Bureau was also guaranteed in November 2010. This loan is to facilitate the provision of affordable and adequate financing to students from poor and vulnerable households to complete tertiary level programs in approved institutions in Jamaica and the Caribbean. In November 2011, the Government guaranteed a bond issued by the National Road Operating and Constructing Company Limited in the amount of US$294.2 million. The bond carries a coupon of 9.375% and is due to mature in 2024. On December 9, 2011, the Government guaranteed a loan in the amount of US$133.0 million, issued by IDB, to the National Water Commission, the purpose of which was to improve the water supply in the Kingston metropolitan area.

The following loans were borrowed by the Government:

In September 2011, the World Bank provided the Government with a US$100.0 million Programmatic Fiscal Sustainability Development Policy Loan. The objective of the loan is to enhance fiscal and debt sustainability, increase the efficiency of financial management and budget processes, and reduce distortions and enhance efficiency in the tax system. On the same day, the IDB also issued a US$65.0 million loan intended to support a sustainable fiscal position by strengthening the Ministry of Finance and the Public Service’s institutional capacity. On December 13, 2012, the IDB issued a US$30.0 million loan that intended to support the Government’s efforts to improve human capital and labor market outcomes of the poor by enhancing the efficiency and effectiveness of key social protection programs. In October 2013, the IDB provided the Government with a US$60.0 million Public Financial and Performance Management Loan. In December 2013, the World Bank issued a US$130.0 million Economic and Stabilization and Foundation for Growth Development Policy Loan. In February 2014, the IDB provided a US$80.0 million Fiscal Structural Programme for Economic Growth Loan and a US$60.0 million Competitive Enhancement Programme Loan. In June 2017, the World Bank provided a US$70.0 million Second Competitiveness and Fiscal Management Programmatic Development Policy Loan. In March 2020, an investment loan of US$25.0 million was negotiated with the IDB to fund the Boosting Innovation Growth and Entrepreneurship Ecosystems Programme. The program is geared at promoting innovation and sustainable growth among start-ups and MSMEs by way of technical and financial support. The Government also negotiated financing in the amount of US$40.0 million from the IBRD for the second phase of the Rural Economic Development Initiative, which is aimed at enhancing access to markets and climate-resilient approaches for agricultural and rural tourism. The IBRD also disbursed US$70.0 million to fund the Government’s first Economic Resilience Development Policy Loan. Financing from this agreement is aimed at supporting fiscal sustainability and inclusion, enhancing fiscal and financial resilience against climate and natural disaster risks, and improving the investment climate for sustainable growth. In October 2020, the IDB provided the Government with a US$100.0 million policy-based loan for Support to Health Systems Strengthening for the Prevention and Care Management of Non-Communicable Diseases Programme II. In March 2021, as a response to the effects of the COVID-19 pandemic on public health and the economy, both the IDB and the World Bank provided policy loans in the amounts of US$75.0 million and US$150.0 million respectively. In October 2021, the World Bank issued additional financing in the amount of US$10.0 million for the Foundation for Competitiveness Growth project. In March 2022, the IDB provided a policy based loan in the amount of US$100.0 million for the strengthening of the Fiscal Policy and Management Programme in response to the public health crisis and economic effects of COVID-19.

Upon the IMF approval of the EFF, certain funds from multilateral and development agencies, such as the World Bank, IDB and the EU, were made available to the Government. See “The Jamaican Economy—IMF Arrangements—Standby Arrangement and Extended Fund Facility.”

The following table shows medium and long-term public and publicly guaranteed external debt by creditor category for the four years ended December 31, 2022 and other periods as indicated:

External Debt by Creditor

	December 31,				March 31,
	2019	2020	2021	2022	2023
	(in millions of US$)
Bilateral
OECD	39.4	28.8	18.6	16.2	16.4
Non-OECD	744.4	702.2	687.0	703.8	701.6

Total	783.8	731.0	705.6	720.0	718.0
Multilateral
IDB(1)	1,679.1	1,688.9	1,687.7	1,703.1	1,674.5
IMF(2)	142.1	117.5	79.2	1,031.6	195.2
IBRD(3)	885.7	945.4	1,061.8	198.3	1,025.0
Other(4)	349.2	313.3	279.2	230.1	222.6

Total	3,056.0	3,065.1	3,109.9	3,163.1	3,117.3
Commercial Banks	10.5	0.0	0.0	0.0	0.0
Other Commercial(5)	0.0	0.0	0.0	0.0	0.0

Total	10.5	0.0	0.0	0.0	0.0
Bonds	5,403.1	5,838.8	5,350.8	5,130.6	5,130.6

Total	9,253.4	9,179.9	9,164.4	9,013.7	8,965.9

(1)	Inter-American Development Bank.
(2)	International Monetary Fund.
(3)	International Bank for Reconstruction and Development.
(4)	Caribbean Development Bank, OPEC Fund for International Development, European Development Bank, European Economic Commission Community and Nordic Development Fund.
(5)	Loans from suppliers.

Source: Ministry of Finance and the Public Service.

The following table shows Jamaica’s external debt by debtor for the four years ended December 31, 2022 and other periods as indicated:

External Debt by Debtor

	December 31,				March 31,
	2019	2020	2021	2022	2023
	(in millions of US$)
Government Direct	8,790.1	8,753.1	8,758.7	8,657.9	8,613.4
Government-Guaranteed	463.3	426.7	405.7	355.8	352.5
Bank of Jamaica(1)	0.0	0.0	0.0	0.0	0.0

Total	9,253.4	9,179.9	9,164.4	9,013.7	8,965.9

(1)	Under the new definition of Government of Jamaican public debt, which commenced April 1, 2017, the debt of the Bank of Jamaica is no longer included.

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule for external debt outstanding as of March 31, 2023:

External Debt Principal Amortization Schedule

as of March 31, 2023

	2023	2024	2025	2026	2027
	(in millions of US$)
Multilateral
IDB	120.9	133.2	140.2	144.2	149.5
IBRD	58.6	36.3	39.1	52.7	57.2
Other	88.8	116.3	60.3	20.8	20.5

Total	268.3	285.8	239.6	217.7	227.2

Commercial Banks	0.0	0.0	0.0	0.0	0.0
Other Commercial	0.0	0.0	0.0	0.0	0.0
Bonds	286.1	286.1	224.2	485.7	479.8
Bilateral	84.5	94.4	105.5	66.9	64.7

Total	638.9	666.3	569.3	770.3	771.7

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule for external debt outstanding as of March 31, 2023:

External Debt Interest Schedule

as of March 31, 2023

	2023	2024	2025	2026	2027
	(in millions of US$)
Multilateral
IDB	80.1	75.3	69.9	64.3	58.2
IBRD	52.6	52.1	51.4	49.9	47.2
Other	10.3	6.8	4.8	3.7	2.8

Total	143.0	134.2	126.1	117.9	108.2

Commercial Banks	0.0	0.0	0.0	0.0	0.0
Other Commercial	0.0	0.0	0.0	0.0	0.0
Bonds	428.3	403.7	379.4	344.8	311.8
Bilateral	17.8	16.9	15.5	13.4	12.0

Total	589.1	554.8	521.0	476.1	432.0

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure for external debt outstanding as at March 31, 2023:

Total External Debt Maturity Structure

as at March 31, 2023

	Less than 1 year	1-5 years	5-10 years	10 years and over	Total
	(in millions of US$)
Bilateral	4.5	123.8	218.8	370.8	718.0
Multilateral	0.3	221.6	722.8	2,172.6	3,117.3
IDB	0.3	17.9	557.0	1,099.3	1,674.5
IBRD	0.0	1.7	78.0	945.3	1,025.0
IMF	0.0	195.3	0.0	0.0	195.2
Other	0.0	6.7	87.8	128.0	222.6
Commercial Bank	0.0	0.0	0.0	0.0	0.0
Other Commercial	0.0	0.0	0.0	0.0	0.0
Bonds	0.0	652.7	1,359.5	3,118.4	5,130.6

Total	4.8	998.1	2,301.1	5,661.8	8,965.9

Percentage	0.1	11.1	25.7	63.1	100.0

Source: Ministry of Finance and the Public Service.

The following table shows interest rate composition for external debt as at March 31, 2023:

External Debt Interest Rate Composition

as at March 31, 2023

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)
Variable Rate Debt	2,969.9	33.1
Fixed Rate Debt	5,996.1	66.9

Total Debt	8,966.0	100.0

Source: Ministry of Finance and the Public Service.

The following table shows external public and publicly guaranteed debt (including Bank of Jamaica debt) as at December 31, 2022 and at March 31, 2023:

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt)(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2022	Principal Amount Outstanding at March 31, 2023
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	1,031.6	1,025.0
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR	1,703.1	1,674.5
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	230.1	222.5
IMF(2)				752.2	734.4

Total Multilateral Organizations				3,717.0	3,656.4

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	720.0	718.0

Bonds (Global) USD
USD250 mn 2025	9.25%	October 18, 2025	USD	80.1	80.1
USD250 mn 2036	8.50%	February 28, 2036	USD	199.4	199.4
USD125 mn 2027	8.125%	July 2027	USD	32.5	32.5
USD500 mn 2039	8.0%	March 15, 2039	USD	1,117.7	1,117.7
USD294.2 mn 2024	9.375%	Nov 10, 2024	USD	178.6	178.6
USD800 mn 2025	7.625%	July 9, 2025	USD	361.6	361.6
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,359.5	1,359.5
USD650 mn 2045	7.875%	July 28, 2045	USD	1,801.3	1,801.3

Total (Global) USD				5,130.6	5,130.6

Commercial Banks	Various	Various	USD	0.0	0.0

Other Commercial (Export Credit)	Various	Various	USD, JPK, GBP, CAD, EUR	0.0	0.0
Total				9,567.6	9,505.0

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.
(2)	These are amounts disbursed under the SBA and EFF.

The following table shows external public direct debt as at December 31, 2022 and at March 31, 2023:

External Public Direct Debt(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2022	Principal Amount Outstanding at March 31, 2023
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	1,031.5	1,025.0
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR, UOA	1,608.5	1,580.5
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	382.2	374.2

Total Multilateral Organizations				3,022.2	2,979.7

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	716.1	714.1

Bonds (Global) USD
USD250 mn 2025	9.25%	October 17, 2025	USD	80.1	80.1
USD250 mn 2036	8.50%	February 28, 2036	USD	199.4	199.4
USD500 mn 2039	8.0%	March 15, 2039	USD	1,117.7	1,117.7
USD800 mn 2025	7.625%	July 9, 2025	USD	361.6	361.6
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,359.5	1,359.5
USD650 mn 2045	7.875%	July 28, 2045	USD	1,801.3	1,801.3

Total (Global) USD				4,919.6	4,919.6

Commercial Banks	Various	Various	USD	0.0	0.0
Other Commercial (Export Credit)	Various	Various	USD	0.0	0.0

Total				8,657.9	8,613.4

(1)

LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; UOA = Units of Accounts, which are units of measure derived from a group of currencies which constitute the IDB loan portfolio; GBP = British Pound Sterling.

The following table shows external guaranteed debt as at December 31, 2022 and at March 31, 2023:

External Guaranteed Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2022	Principal Amount Outstanding at March 31, 2023
	%				(in US$)
Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	94.7	94.0
Others	Various	Various	Various	USD, EUR	46.1	43.6

Total Multilateral Organizations					140.8	137.6

Foreign Governments (including Original Loans)	Various	Various	Various	USD	3.9	3.9
Commercial Banks	Various	Various	Various	USD	0.0	0.0
Other Commercial (Export Credit)	Various	Various	Various	USD, CAD	0.0	0.0
US$125 million due 2027	8.125%	June 2007	June 2027	USD	32.5	32.5
US$294.2 million due 2024	9.375%	November 2011	November 2024	USD	178.5	178.5

Total Bonds					211.0	211.0

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

The following table shows Bank of Jamaica debt as at December 31, 2022 and at March 31, 2023:

Bank of Jamaica Debt

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2022	Principal Amount Outstanding at March 31, 2023
	%				(in US$)
IMF	—	—	—	—	554.0	539.1
Total	Various	Various	Various	Various	554.0	539.1

Debt Service Indicators

Public sector external debt as a percentage of nominal GDP decreased to 54.5% as at December 31, 2022 from 61.5% on December 31, 2021. External debt as a percentage of exports of goods and services decreased to 104.8% on December 31, 2022 from 108.7% on December 31, 2021. External debt service payments as a percentage of exports of goods and services increased to 12.5% during 2022 from 11.8% during 2021.

The following table shows public sector external debt indicators as at and for the five years ended December 31, 2022:

Debt Indicators(1)

	2018	2019	2020	2021	2022
	(in millions of US$, except percentages)
External Debt Service Principal	391.7	737.4	419.7	420.9	525.8
Interest	583.3	582.6	548.1	527.8	553.9

Total	975.0	1,320.0	967.7	948.8	1,079.7

Exports of Goods and Services(2)	8,427.0	8,362.8	6,503.1	8,054.8	10,183.6
External Debt Service Ratio (%)	11.8	15.8	14.8	11.8	12.5
Interest on External Debt/Exports of Goods and Services (%)(2)	7.1	7.0	8.9	6.6	6.4
External Debt Outstanding/Exports of Goods and Services (%)(2)	120.3	107.5	156.2	108.7	85.0
External Debt/Nominal GDP (%)(3)	63.7	58.3	69.7	61.5	54.5
Domestic Debt/Nominal GDP (%)(4)	37.1	35.1	39.6	37.3	32.2

Total Debt/Nominal GDP (%)(3)	96.1	93.3	109.4	100.3	83.3

(1)	The figures in this chart are based on the old definition of total Debt/GDP for Public Debt. The definition was revised in April 2017, as further outlined in the text below.
(2)	Exports of goods, services and current transfers.
(3)	Calculated by converting external debt to JA dollars using the nominal exchange rate at the end of December 2021. Central Government debt only.
(4)	Calculated using Jamaica Dollars.

Source: Ministry of Finance and the Public Service and Bank of Jamaica.

Comprehensive Debt Management

The Jamaica Debt Exchange

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the JDX. The main characteristics were a par-for-par exchange offer with “no haircuts,” voluntary exchange of approximately J$701.5 billion in market-issued domestic debt, voluntary exchange of short-dated, high-yielding interest bearing securities for longer-dated securities with significantly lower yields, the introduction of new benchmark securities, an extension of the maturity profile of the domestic debt portfolio in order to lower refinancing risks, achievement of substantial cost savings, the issue of an appropriate mix of fixed, variable and US$ securities and the introduction of new CPI-Indexed Investment Bonds.

The results of the JDX revealed an overall participation rate of approximately 99.2% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

The immediate benefits of the JDX were the realignment of the domestic debt portfolio, which saw a significant reduction in maturities over the next three years; substantial cost savings through the reduction in the projected interest cost for FY 2010/11 of J$17.1 billion (i.e., US$190.7 million or 15.2% of interest cost); extension of amortization equal to J$148.6 billion (or US$1.7 billion) in FY 2010/11; the creation of 25 new benchmark bonds in exchange for over 350 smaller and illiquid bonds; the removal of US Dollar Indexed Bonds and the introduction of new CPI-Indexed Bonds into the domestic portfolio; and an increase in the fixed rate component of the domestic debt portfolio. Occurring simultaneously with the JDX was the passing into law of the Government Securities Dematerialization Act, which allows domestic securities to be issued in a dematerialized format in the Central Securities Depository operated by the BOJ.

In addition to implementing the JDX, the Government has an ongoing debt management strategy that includes the following:

•	promoting the development of the domestic securities market;

•	improving the maturity profile of the debt;

•	increasing the fixed-rate proportion of the domestic debt stock;

•	mitigating foreign currency and interest rate risks;

•	continuing to engage multilateral institutions and bilateral creditors; and

•	continuing to execute market friendly liability management operations including buy backs and debt swaps.

The National Debt Exchange

Three years after the historic JDX in February 2010, the Government executed a second domestic debt exchange known as the National Debt Exchange (“NDX”) to further realign the portfolio through the extension of maturities and reduction of interest rates. The debt exchange became necessary to address the growing refinancing risk in the one- to three-year period that had again become inherent in the domestic portfolio. It was also one of the actions needed in order for Jamaica to secure an EFF with the IMF.

The NDX was launched on February 12, 2013, and settled on February 22, 2013. The main features were a voluntary par-for-par exchange for all bonds except the new fixed rate accreting note (“FRAN”) offer, which had an exchange ratio of 0.8:1. The new FRAN offer is one where investors are issued principal value of J$80.00 in new notes for every J$100.00 of principal value of old notes exchanged. The principal accretes from J$80.00, beginning August 15, 2015, to J$100.00 by the maturity date on August 15, 2028. The introduction of the FRAN was specifically targeted at public bodies and long-term investors, such as pension funds.

In addition, the NDX replaced 25 eligible JA and US dollar-denominated benchmark bonds with a nominal value of J$852.5 billion with 22 new benchmark bonds with extended maturities and significantly reduced yields. The NDX had a participation rate of just under 99.0%, translating to a nominal amount of J$841.5 billion tendered for exchange.

The main benefits of the NDX were (1) a reduction in weighted average costs through reduced margins on CPI and variable rate bonds on average by 0.975%, a reduced coupon on locally-issued US$-denominated notes by, on average, 1.792%; reduced coupon on J$-denominated notes by, on average, 3.206%; (2) a reduction in risk associated with variable rate reset rates (tied to treasury rates plus a margin) for variable rate debt reduced by over J$113.0 billion; (3) substantial cost savings averaging J$17 billion per annum through an annualized reduction by an average rate of 2.0%; and (4) a reduction in refinancing risk through an extension of the maturity profile of the domestic debt portfolio by an average of 5 years, and a reduction in redemptions by approximately J$375.0 billion for the period up to 2016.

To increase the aggregate savings of the NDX ahead of the board meeting of the IMF, on March 22, 2013, Jamaica performed, on a private basis, an additional exchange offer with eight leading local holders of various bonds involving approximately J$20 billion and US$51 million, which created four further new local instruments in addition to those created in the NDX transaction.

Liability Management

The Government, as a part of its debt management strategy, executes opportunistic liability management exercises through the buyback and switches of high cost near-term maturities and currency conversions.

On July 28, 2015, Jamaica, through the Central Government, purchased US$3.3 billion of Jamaica’s Petrocaribe Energy Cooperation debt from the Government of Venezuela, acting through PDVSA Petroleo, S.A. The outstanding debt as at December 31, 2015 was purchased for US$1.5 billion.

On August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039. The transaction resulted in the extension of maturities, debt stock reduction and mitigation of refinancing risk in the external debt portfolio.

In August and September 2017, another liability management operation was undertaken, involving both the external and domestic debt portfolios. The Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025. The second component of the transaction involved the issuance of new bonds through the reopening of the 6.750% Notes due 2028 and 7.875% Notes due 2045 for apportioned amounts of US$505.0 million and US$364.0 million, respectively. The final component of the transaction entailed the redemption of two tranches of US dollar denominated bonds, namely 5.25% Benchmark Investment Notes series 2020A and 2020B, issued in the domestic capital market under the NDX. An amount of US$531.7 million was paid for the domestic bonds, representing US$526.4 million for principal and US$5.3 million for accrued interest. Overall, the transaction resulted in reduction in cost of funds; realignment of the interest rate structure in line with the current US dollar yield curve; mitigate refinancing risk through the extension of maturities in the external debt portfolio; and eliminate foreign currency risk related to the remaining US dollar denominated debt in the domestic portfolio.

In April 2019, the Government executed a currency conversion of US$25.0 million to a local currency loan of J$3,130.0 million at a fixed-interest rate of 6.07% per annum, representing a portion of the outstanding balance of a foreign currency variable-rate multilateral loan. A similar transaction was executed on July 1, 2019 for the remaining portion of the loan converting US$25.0 million to a local currency loan of J$3,243.1 million at a fixed-interest rate of 6.0% per annum. These transactions supported the Government’s debt management strategy of reducing the foreign currency component of the debt over the medium-term, and contributed to the de-dollarization of the debt portfolio or mitigation of foreign currency and interest rate risks by swapping a multilateral variable-rate loan to a fixed-rate local currency loan.

During September 2019, the Government executed an “opportunistic” liability management operation in the international capital markets, achieving cost/risk objective of net interest cost savings, reduction in the nominal debt stock, and extension in the average time-to-maturity of the debt portfolio. The liability management transaction contained two components: first, an offer to purchase for cash any or all of the outstanding global bonds due 2022, 2025 (2 series) and 2028. This resulted in bonds with par value of US$966.9 million being tendered for US$1,160.0 million. The second component involved the issuance of new bonds amounting to US$815.0 million through the reopening of the 7.875% bonds due 2045.

In July 2020, the Government successfully executed a currency conversion of US$25 million to a local currency loan of J$3,495.7 million at a fixed-interest rate of 5.95% per annum, representing a portion of the outstanding balance of a foreign currency variable-rate multilateral loan. The transaction supported the Government’s debt management strategy by mitigating foreign currency and interest rate risks associated with variable rate multilateral loans. This resulted in the de-dollarizing of the debt portfolio, and the minimizing of the foreign currency component of the debt.

In September 2021, the Government executed the conversion of the entire outstanding amount of US$50.0 million on a variable rate multilateral US dollar loan to a local currency loan of J$7,412.4 million at a fixed-interest rate of 6.34% per annum. Additionally, there was a partial buyback of a portion of the nominal amount of US$20.0 million from the US$800 Million 7.625% Amortizing Notes due 2025. As a result, the aggregated outstanding amount of the bond was reduced from US$401.2 million to US$381.2 million. The transactions supported the Government’s debt management strategy to de-dollarize the debt portfolio, realize net interest savings, reduce the amount of maturities scheduled for FY 2024/25 and FY 2028/29, and mitigate foreign currency risk, interest rate risk and refinancing risk.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. Since 1993, Jamaica has been involved in only two debt restructurings, which occurred in January 2010 and February 2013. See “—Public Finance —The Jamaica Debt Exchange —The National Debt Exchange” and “The Jamaican Economy—IMF Arrangements.”

THE MONETARY SYSTEM

Bank of Jamaica

The BOJ was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the BSA which took effect September 30, 2015, provides the BOJ with the statutory authority for regulating the activities of the banking system. The BSA repealed the former Banking Act, The Financial Institutions Act and The Bank of Jamaica (Building Societies) Regulations. Under the BSA, FHCs of Deposit-Taking Institutions (“DTIs”) are also required to be licensed, which will allow for the conduct of consolidated supervision.

Amendments to the Bank of Jamaica Act accorded the institutional responsibility for the stability of Jamaica’s financial system to the BOJ in October 2015. Furthermore, several enhancements to the regulatory framework were effected through the Bank of Jamaica Act and the BSA. See “—the Financial System” and “—Legislation and Regulation.” Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency became law in February 2004. These amendments will bring Jamaica in line with the Financial Action Task Force’s (the “FATF”) 40 revised recommendations.

In October 2018, the Government tabled in Parliament a bill to amend the Bank of Jamaica Act and related legislation to modernize the BOJ. In December 2020, the Bank of Jamaica (Amendment) Act, 2020, was passed by Parliament and became operational on Friday, 16 April 2021. The principal objectives of the BOJ are the maintenance of price stability and financial system stability with the primary objective being the maintenance of price stability. The act provides the BOJ with autonomy and independence in law in the implementation of monetary policy. It also ensures that the BOJ is adequately capitalized at all times and institutes a robust and modern institutional framework. The act upgrades the BOJ’s governance arrangements and enhances its accountability and transparency. Measures to enhance transparency include requirements for the publication of inflation targets and the communication of monetary policy decisions, including communication requirements for the BOJ in the event that the inflation target is missed.

Money Supply and Interest Rates

The monetary base contracted by 9% in 2022, following increases of 20.3% and 27.9% for 2021 and 2020, respectively. The monetary base comprises currency issue, vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the BOJ. The decline in 2022 was reflected by a deceleration of 3% in currency issue and a decline of 56.3% in the current account. Local currency cash reserves moderated in growth to 2.5% in 2022, when compared to an increase of 13.4% in 2021. A decline in the net international reserve was the main source of the contraction in the monetary base. Growth in broad money supply (“M2”) that includes foreign currency slowed to 7.3% in 2022 from 16.8% in 2021. The slowdown in growth of M2 in 2022 largely reflected a deceleration in the growth in currency in circulation to 1.9% in 2022, from 23.3% in 2021 and to a lesser extent local currency deposits. In 2022, growth in currency with the non-bank public, savings deposits and demand deposits moderated to 1.9%, 7.4% and 8.9%, respectively.

Effective July 1, 2017, the BOJ transitioned to using the interest rate payable on overnight deposits as the signal rate, set at 3.75%. The signal rate was subsequently reduced to a total of 250 basis points (“bps”) to end the FY 2018/19 at 1.25%. The lowering of the signal rate reflected the outlook that inflation will fall below the target over the near-term then slowly approach the midpoint of the target over the medium-term amidst improved macroeconomic fundamentals. In keeping with the policy rate reduction, the rate on the BOJ’s Standing Liquidity Facility (“SLF”) was reduced by 250 bps to 4.25%, thereby maintaining the width of the BOJ’s interest rate corridor at 3.0 percentage points at the end of FY 2018/19.

Effective March 1, 2019, the overnight deposit facility for DTIs was discontinued and the BOJ commenced paying interest on the overnight balances in the current accounts of DTIs. The applicable interest rate on these accounts is the BOJ’s policy rate. With effect from May 20, 2019, the new policy rate was reduced to 0.75% from 1.25%. The policy rate was further reduced to 0.5% effective August 2019.

Effective October 1, 2021, the BOJ increased its policy rate by 100 basis points to 1.50% per annum. This was in an attempt to limit the second-round effects of several external shocks which threatened to cause a breach of the upper limit of the BOJ’s inflation target in the medium term. Since this announcement, the BOJ made several adjustments to its policy rate to contain inflation. Since October 1, 2021, the Bank has increased the policy rate by a total of 550 basis points to 7.0% effective March 31, 2022.

As a result, as at March 31, 2023, the rate on the SLF increased to 9.0%. The rates on the BOJ’s weekly 30-day certificates of deposit and 14-day repurchase operations to primary dealers and DTIs are determined by competitive multiple-price auctions. However, since October 11, 2021, the Bank of Jamaica has not offered its 14 day repurchase operations in the context of a tightening of its monetary policy.

Consistent with the tightening of the monetary policy by the BOJ, there was a general increase in the weighted average yields on Government of Jamaica 90-day and 180-day T-Bills by 395 bps and 384 bps to, respectively, 8.04% and 8.18% at the end of the year. Similar to the outturn for the Government of Jamaica T-Bills, there were also increases in the monthly averages of the private money market rates for the year.

For FY 2022/23, the overall interest rate spread on local currency denominated loans relative to deposits fell by 83.2 bps to 9.55 percentage point, following a decline of 19 bps in the preceding year. The narrowing of the spread occurred in the context of an increase of 97.8 bps in the overall weighted deposit rate.

The following tables show the evolution of money supply and interest rates for the five years since December 31, 2018 and as at March, 2023:

Money Supply

	2018	2019	2020	2021	2022	2023(3)
	(in millions of J$)
Narrow Money (M1)	283,542.7	324,896.6	382,054.1	458,639.1	492,538.2	491,676.3
Currency	107,445.2	120,663.4	147,276.9	181,584.3	184,972.9	183,634.8
Quasi-Money(1)	535,205.4	616,355.4	710,373.2	817,541.0	877,109.18	903,148.9
Monetary Base(2)	202,547.1	220,953.6	282,573.0	339,864.3	309,199.3	338,738.4
Broad Money (M2)	818,748.1	941,252.0	1,092,427.3	1,276,153.1	1,369,647.4	1,394,825.3

(1)	Quasi-money comprises time deposits and savings deposits.
(2)

The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.

(3)	As at March, 2023.

Source: Bank of Jamaica.

Interest Rates

	2018	2019	2020	2021	2022	2023(3)(4)
Weighted Average Loan Rate	13.5	12.5	11.8	11.5	11.4	11.7
Weighted Average Deposit Rate	1.3	1.1	1.1	1.1	1.6	2.3
Treasury Bill Yield(1)	2.1	1.3	0.8	4.1	8.0	8.2
Treasury Bill Yield(2)	2.1	1.5	0.9	4.3	8.2	8.3

(1)	Tenors of Treasury bills are approximately 90 days.
(2)	Tenors of Treasury bills are approximately 182 days.
(3)	Interest Rates are on domestic currency loans and deposits at March, 2023.
(4)	Treasury Bill yields at March, 2023.

Source: Bank of Jamaica.

Cash Reserves

The domestic and foreign currency cash reserve and liquid asset requirements for DTIs were last adjusted in 2023. Effective April 1, 2023, both the domestic and foreign currency cash reserve requirements for DTIs were increased by 1 percentage point to 6.0% and 14.0%, respectively. The increase represented a part of the central bank’s efforts aimed at underpinning the return of inflation to the target range of 4.0 to 6.0%. Prior to this increase, DTIs were required to hold a minimum of 5.0 per cent of their Jamaican dollar-denominated prescribed liabilities and 13.0 per cent of their foreign currency-denominated prescribed liabilities as cash reserves at the central bank. The domestic currency CRR had been reduced progressively from 12.0% at the start of 2019 to 5.0% in May 2020 in the context of an extended period of low and stable inflation. At April 2023, the domestic and foreign currency liquid asset requirements which had become equal to the CRRs in October 2022, also increased to 6.0% and 14.0%, respectively. During 2022 prior to these adjustments, the domestic and foreign currency liquid asset requirements declined by a total of 15% on three occasions. These reductions resulted in a total elimination of the non-cash portion of the requirement resulting it in being equivalent to the CRR.

In the summer of 1998, the BOJ announced its medium-term goal to reduce the cash reserve requirement for commercial banks. As a first step towards meeting this goal, the BOJ reduced in increments the cash reserve requirement for commercial banks to 17% in May 1999 from 25% prior to August 1998, thereby equalizing the cash reserve requirement for commercial banks and other DTIs. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at March 2002. In response to challenges which emerged from the global financial crisis in 2008, the BOJ instituted a number of initiatives, including an increase in the cash reserve requirement. The cash reserve requirement was increased to 11.0% as at December 2008 from 9.0% as at December 2007. Between December 2008 and February 2009 the cash reserve requirement was increased by a further 3.0 percentage points to 14.0%. However, effective July 1, 2010, consistent with the general loosening of monetary policy since the first quarter of 2009, the requirement was reduced by 2.0 percentage points to 12.0%. On March 1, 2019, the cash reserve requirement was further reduced by 3.0 percentage points to 9.0%. This was the first in a series of reductions that was planned for the next twelve months. The second reduction in the cash reserve requirements for 2019 was effected on June 3, 2019 when the requirement was reduced by two percentage points to 7.0%. The cash reserve requirement was further reduced by two percentage points to 5.0% effective May 2020. The planned series of reductions of the cash reserve requirement was possible given the entrenchment of macroeconomic stability in Jamaica.

Similar to the domestic currency cash reserve requirements, prior to April 2023, there have been a number of adjustments to the foreign currency cash reserve requirements in the last five years. The foreign currency cash reserve requirement for DTIs was adjusted on April 3, 2017 when it was increased by 1.0% to 15.0% following an increase of 2.0% on March 1, 2017. These adjustments were intended to curb the growing trend in dollarization. The BOJ continued to manage Jamaica Dollar liquidity through issues of regular sterilization instruments and repurchase operations. The foreign currency cash reserve requirement was next adjusted in May 2020, with the aimed of boosting liquidity levels in the financial system in the context of the strain caused by the impact of COVID-19.

The BOJ monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. Historically, the local currency liquid assets requirement for DTIs was 26.0% at December 31, 2014, with commercial banks holding excess liquid assets of J$27.2 billion above the statutory minimum requirements. At December 31, 2015, the liquid assets requirement for DTIs remained at 26.0% with commercial banks holdings of liquid asset decreasing to J$14.4 billion above the statutory minimum requirements. The liquid assets requirement for DTIs at December 31, 2016, remained unchanged at 26.0% with commercial banks holdings of liquid asset decreasing marginally to J$14.1 billion above the statutory minimum. At December 31, 2017, the liquid assets requirements for DTIs remained unchanged at 26.0% with commercial bank holdings of liquid asset increasing to J$39.3 billion above the statutory minimum. At December 31, 2018, the liquid assets requirements for DTIs was 26.0% with commercial banks’ holdings of liquid asset being J$22.2 billion above the statutory minimum. The liquid asset requirement for DTIs at December 31, 2019, was reduced by 5 percentage points to 21% with commercial banks holdings of liquid asset increasing to J$28.2 billion above the statutory minimum. The liquid asset requirement for DTIs at December 31, 2020, was 19.0% with commercial banks holdings of liquid asset increasing to J$52.0 billion above the statutory minimum. The liquid assets requirement for DTIs of December 31, 2021, remained unchanged at 19.0% with commercial banks holdings of liquid asset increasing to J$71.7 billion above the statutory minimum. The liquid assets requirements for DTIs was reduced by five percentage points to 14% at April 1, 2022. At July 1, 2022, the liquid assets statutory requirement for DTIs was further reduced by five percentage points to 9.0%. The liquid assets requirement for DTIs was 5.0% at December 31, 2022, following a four-percentage point reduction effective October 1, 2022. At December 31, 2022, commercial banks holdings of liquid asset increased to J$163.3 billion above the statutory minimum. The cash reserve requirement for local currency and foreign currency prescribed liabilities remained unchanged at 5% and 13%, respectively. As of March 31, 2023, the foreign currency liquid assets requirements for DTIs remain unchanged at 13%. Effective April 1, 2023 the cash reserve requirement for local and foreign currency prescribed liabilities increased to 6% and 14% respectively.

The Financial System

Regulatory and Supervisory Structure

Regulation and supervision of the financial system is primarily undertaken by two institutions, the BOJ and the FSC. The BOJ regulates and supervises the commercial banks and other licensed deposit-taking financial institutions under powers contained in the recently implemented the BSA, 2014, which served to repeal and replace numerous pre-existing deposit taking statutes, including, The Banking Act 1992, the Financial Institutions Act 1992 and the BOJ (Building Societies) Regulations, 1995 and deposit-taking related provisions in the Building Societies Act, 1897 (last amended 2004). Credit unions have been designated by the Minister of Finance and the Public Service as “specified financial institutions” under the Bank of Jamaica Act which allows BOJ to gather information about their operations through on-site examinations and off-site prudential monitoring. BOJ also has supervisory and licensing authority over cambios and remittance service providers. Additionally, the BOJ is the designated supervising authority for credit bureaus under the Credit Reporting Act 2010 and is responsible for reviewing and recommending on applications for license to the Minister of Finance and maintaining general supervisory oversight of the credit reporting regime in Jamaica.

Amendments to the Bank of Jamaica Act in 2015 and the implementation of the BSA resulted in the formation of three statutory committees aimed at improving the BOJ’s governance framework and its effectiveness and efficiency in meeting its expanding mandate. These committees are:

•

The Supervisory Committee: a collegiate decision making body chaired by the Supervisor and includes the Senior Deputy Supervisor and the Deputy Supervisor for the Financial Institutions Supervisory Division (“FISD”), the executive responsible for financial stability and two independently appointed external members. The committee is responsible for functions set out in the Banking Services Act. These responsibilities include the making of key supervisory determinations such as under Section 7 of the BSA, as well as making financial policy recommendations to the Financial Policy Committee (“FPC”) under Sections 7(1)(h), 131 and 132 of the BSA.

•	The Financial System Stability Committee: provides support to the BOJ in its functions with regards to the identification, mitigation and control of systemic threats to the financial system.

•

The Financial Regulatory Committee: an inter-agency body established to facilitate information sharing, coordination and cooperation among regulatory authorities and which operated pursuant to an MOU. This committee replaced the Financial Regulatory Council established in 2000. The Financial Regulatory Council (“FRC”) is not a committee of BOJ and consists of the Governor of the BOJ (Chair), the Financial Secretary, the Executive Director of the FSC and the CEO of the Jamaica Deposit Insurance Corporation. The FRC will be guided by a new MOU which replaces the 2001 MOU. The new MOU was signed in March 2018 and reflects the cooperation objectives outlined in the Bank of Jamaica Act and also reflects that the FRC will utilize a proactive and coordinated approach to sharing regulatory information and developing policy for the financial sector, thus helping in the early detection of cross-sector problems and enhancing the implementation of consolidated supervision rules and principles. The FRC will also be responsible for updating the National Financial Crisis Management Plan.

•

The Financial Policy Committee: a collegiate decision making body chaired by the Supervisor and includes the Senior Deputy Supervisor, the Deputy Supervisors for both the FISD and the Banking, Currency Operations & Financial Markets Infrastructure, as well as two independently appointed members. The FPC is responsible for determining the financial policies of the BOJ that govern the conduct and promote the proper functioning of the financial system. The establishment of the FPC resulted in the transfer of functions that were previously the responsibility of the Supervisory Committee. Major functions of the FPC include creating regulations under Part XXVI of the BSA and other functions under Sections 7(1)(h), 131, and 132 of the BSA.

The FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for certain non-deposit taking financial institutions, including securities dealers, unit trusts, mutual funds, insurance companies, and pension funds. It similarly derives its supervisory authority from various statutes, including the Financial Services Commission Act, the Securities Act, the Insurance Act and the Pensions (Superannuation Funds and Retirement Schemes) Act.

Recent Developments

The BOJ is preparing its operational systems and personnel to effectively transition to the “Twin-Peaks” regulatory framework. Under this framework, once it is implemented, BOJ will have responsibility for the micro-prudential supervision of not only deposit-taking institutions (“DTIs”) – commercial banks, building societies, merchant bank and credit unions, but also Non-Bank Financial Institutions (“NBFIs”) – securities dealers, insurance companies and pension funds. The BOJ team will be working closely with the management and staff of the FSC to give effect to the transition that will include the transfer of responsibility for market conduct of DTIs to the FSC, which will also have added to its remit, financial consumer protection, in addition to retaining market conduct oversight for NBFIs. The two entities will also be cooperating to undertake the necessary assessment of the required amendments to the legislative, policy and institutional frameworks to give effect to the new government policy.

Overview of the Deposit-Taking Institutions (excluding credit unions)

The licensed deposit taking sector consists of eleven DTIs including eight commercial banks, one merchant bank and two building societies. During 2017, there was some re-alignment in the DTI sector with Jamaica National Building Society and JMMB Merchant Bank Limited transitioning to the commercial banking sub-sector during February 2017 and August 2017, respectively. Consequently, at the end of 2022, the commercial banking sub-sector accounted for 91.8% of the DTI sector, slightly lower than the average 92% at the end of the previous three years. National Commercial Bank Jamaica Limited and Bank of Nova Scotia Jamaica continued to account for the majority of the commercial banking sub-sector with market share of 36.1% and 21%, respectively at the end of 2022.

Against the background of economic recovery, the removal of all COVID-19 restrictions and accelerated inflation, which breached the BOJ’s targeted 4.0-6.0%: total assets in the DTI sector grew by 6.6%, or J$152.1 billion, to J$2,452.5 billion at the end of December 2022 as compared to J$2,301.0 billion in 2021. Total assets are net of International Financial Reporting Standards provision for losses, including contingent accounts (i.e. customer accounts for acceptances, guarantees and letters of credit), and liabilities of commercial banks. The growth in total assets was due to domestic currency assets which grew by approximately 6.1%, or J$87.8 billion, to J$1,530.2 billion. Total loans continued to account for the majority of asset base, totaling J$1,250.6 billion at the end of December 2022, following an increase of 13.1%, or J$145.1 billion, over 2021. Deposits remained as the main funding source in 2022, with a growth of 8.2%, or J$126.9 billion, to total J$1,675.3 billion at the end of December 2022. Accordingly, domestic deposits grew by 9.4% to J$1,022.1 billion.

The sector remained adequately capitalized, with total regulatory capital growing by 8.1%, or J$17.8 billion, to J$238.2 billion. Expansion in capital was attributable to increased mandatory transfers to the retained earnings reserve fund and capital injections by parent companies. All DTIs maintained capital ratios above the minimum risk weighted capital ratio of 10% and the capital to total assets (leverage ratio) requirement of 6%. At December 31, 2022, the risk weighted capital adequacy ratio for the deposit-taking financial institutions was 14.2% (December 2021: 14.2%) and the capital to total assets ratio was 15.1% (December 2021: 15.3%).

Regulatory Oversight of Securities Dealers

The BOJ has taken note of recent reports of alleged fraud involving an investment firm. This firm represents less than 1% of assets and funds under management in the Jamaican securities dealers’ sector and risks of contagion are low. Both the FSC and the BOJ remain committed to rigorous ongoing regulatory oversight of financial institutions, regardless of their size. As published in BOJ’s Financial Stability Report 2022, capital adequacy remained well above prudential requirements across the financial system. The capital adequacy ratio (CAR) of the ten largest securities dealers decreased marginally, by 1.2% to 21.9%, but remained well above the prudential minimum of 10.0%. Based on asset size, the DTI sector accounted for the largest portion of GDP at 93.8%, with securities dealers at 33.2%.

Legislation and Regulation

The BOJ and the FSC routinely monitors institutions’ compliance with all the relevant legislation and regulations to ensure the highest level of prudence and integrity in the management of such organizations. Laws and regulations governing the financial sector include:

Principal Legislation

•	The Banking Services Act, 2014;

•	The Bank of Jamaica Act, 1960 as amended in 2015, 2017, 2018 and 2020;

•	The Securities Act, 1993 as amended in 2013 and 2014;

•	The Building Societies Act, 1897 as amended in 1995, 2002 and 2004;

•	The Insurance Act, 2001 as amended in 2004 and in 2016;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Financial Services Commission Act, 2001 as amended in 2016;

•	The Pensions (Superannuation Funds and Retirement Schemes) Act, 2004 as amended in 2006 and 2013; and

•	Payment, Clearing and Settlement Act, 2010.

Subsidiary Legislation

•	The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct, 2016;

•	The Banking Services (Deposit Taking Institutions) (Licence Application) Rules, 2015;

•	The Banking Services (Financial Holding Companies) (Licensing Application Form), 2019;

•	The Banking Services (Deposit Taking Institutions) (Agent Banking) Regulations, Resolution, 2016;

•	The Banking Services (Establishment of Branches) Regulations, 2015;

•	The Banking Services (Amalgamations and Transfers) (Banks and Merchant Banks) Regulations, 2015;

•	The Banking Services (Licence Fees) Regulations, 2015;

•	The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015;

•	The Banking Services (Hours of Opening) Regulations, 2015;

•	The Securities (Licensing and Registration) Regulations, 1996;

•	The Securities (Retail Repurchase Agreements) (Amendment) Regulations, 2015;

•	The Securities (Disclosure of Interests) Regulations, 1999;

•	The Securities (Take-overs and Merger) Regulations, 1999 and amended in 2014;

•	The Securities (Prudential) Regulations, 2014;

•	The Securities (Central Securities Depositary) Regulations, 2000;

•	The Securities (Conduct of Business) Regulations, 1999;

•	The Securities (Collective Investment Scheme) Regulations, 2013 as amended in 2014;

•	The Insurance Regulations, 2001 as amended in 2011;

•	The Insurance (Actuaries) (Life Insurance Companies) Regulations, 2001;

•	The Insurance (Actuaries) (General Insurance Companies) Regulations, 2001;

•	The Insurance (Prescribed Sum) Regulations, 2004;

•	The Insurance (Amendment) Act, 2016;

•	The Insurance (Amendment) Act, 2015;

•	The Financial Services Commission ( Overseas Regulatory Authority) (Disclosure) Regulations, 2005;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Governance) Regulation, 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Investment) Act Regulations, 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Registration, Licensing and Reporting) Act Regulations, 2006; and

•	The Pensions (Superannuation Funds and Retirement Schemes) (Specified Pension Fund and Specified Pension Schemes) Act Regulations, 2006.

Other Legislation and Regulations

•	The Deposit Insurance Act, 1998;

•	The Deposit Insurance (Joint, Trust and Nominee Accounts) Regulations, 2014;

•	The Companies Act, 2010;

•	The Financial Investigations Division Act, 2010 as amended in 2013 and 2014;

•	The Terrorism Prevention Act, 2005 as amended in 2010, 2011, 2013 and 2019;

•	The Terrorism Prevention (Reporting Entities) Regulations, 2010 as amended in 2019;

•	The Proceeds of Crime Act, 2007 as amended in 2009, 2010, 2013 and 2016;

•	The Proceeds of Crime (Money Laundering Prevention) Regulations, 2007 as amended in 2013 and 2019;

•	United Nations Security Council Resolutions Implementation Act, 2013 as amended in 2019;

•	United Nations Security Council Resolutions Implementation (Reporting Entities) Regulations, 2019;

•	Transfer Tax Act, 1971 as amended in 2014, 2017 and 2018;

•	Moneylending Act, 1938;

•	Financial Investigations Division Act, 2010 as amended in 2013;

•	The Microcredit (License, Form of Application) Rules, 2021;

•	The Microcredit (Requirements for Grant of Licence) Regulations, 2021;

•	The Microcredit Act, 2021;

•	The Credit Reporting Regulations, 2010;

•	The Credit Reporting Act; and

•	The Income Tax Act as amended in 2013, 2018 and 2020.

Bank of Jamaica Supervisory Framework

The BOJ has supervisory authority and responsibility for deposit-taking financial institutions, which is established by virtue of a number of Primary and Secondary Legislative Acts of Parliament. These include:

The Banking Services Act, 2014

The BSA was passed in June 2014 and became effective on September 30, 2015 by Appointed Day Notice. The legislation repealed the Banking Act, the Financial Institutions Act, the deposit-taking and related provisions in the Building Societies Act and the Bank of Jamaica (Building Societies Regulations), and consolidated these deposit-taking statutes into one legislation. The BSA further amended the Building Societies Act and the Bank of Jamaica Act. At the core of the BSA is a framework that allows for increased compliance with international supervisory principles. Significant enhanced provisions incorporated in the BSA include:

•

Supervisory Autonomy - Under the Banking Services Act, consistent with international supervisory principles on independence, certain critical supervisory functions have been transferred from the Minister of Finance to the Supervisor and the Supervisory Committee. The Supervisory Committee is provided under Section 6 of the BSA and consists of five persons: three ex-officio members and two independent persons appointed by the Governor-General, on the advice of the Minister of Finance. The ex -officio members of the Supervisory Committee are the Supervisor (Chairman); a member of the senior executive staff of the Bank with responsibility for financial stability oversight (currently the

Senior Deputy Governor); and the Deputy Supervisor. The appointed members are Professor David Tennant, Professor of Development Finance, University of the West Indies; and Miss Shirley-Ann Eaton, Attorney-at-Law.

•

Consolidated Supervision Framework - An enhanced framework for consolidated supervision, was introduced by the Banking Services Act. Under this regime a financial holding company shall be established for each financial group to which a deposit-taking institution belongs. The financial holding company, which is required to be licensed and supervised by the BOJ, will be responsible for, among other things, ensuring that the financial group is adequately capitalized on a consolidated basis and subject to effective group-wide governance and risk management. In addition, the financial holding company’s responsibilities involve ensuring that the deposit-taking institution group members comply with regulatory requirements applicable under the BSA or any other legislation governing their operations.

•

Enforceable Code of Conduct - The BSA provides for the issuance of an enforceable Code of Conduct on deposit-taking licensees’ dealings with their customers. This code is expected to govern the relationship between deposit-taking institutions and their customers by establishing minimum standards of good banking practice. The Enforceable Code of Conduct is expected to complement consumer protection for users of banking services, available under substantive consumer protection mechanisms and agencies outside of the BOJ. The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct was issued by the BOJ in August 2016, with DTIs given one year to bring their operations into compliance with the code. The code addresses such matters as DTIs’ obligations to provide notice of fees and charges, express interest rates as an effective annual rate, ensure language in contracts is simple and clear and key terms identified to customers, and maintaining effective customer complaints mechanisms and procedures, among other matters.

•

Counterparty Exposure Limits - The BSA provides a framework for the containment of risks within the context of licensee’s capital resources through enhanced requirements at the financial holding company and deposit-taking institution level, on incurring counterparty exposures.

•

Agent Banking - The BSA provides for the extension of permissible banking services through agents who meet the requirements for authorization and are approved by the Supervisory Committee. This provision will allow customers of deposit-taking licensees to conduct certain banking services through a non-deposit-taking third party. Permissible activities in which agents may be used, include deposits and withdrawals, loan repayments, bill payments, account balance inquiries and collection of know-your-customer and customer due diligence information.

•

Amendments to the Bank of Jamaica Act – Coinciding with the Banking Services Act, amendments to the Bank of Jamaica Act also provide for the establishment of a Financial Regulatory Committee with the objective of facilitating information sharing, coordination and cooperation among regulatory authorities.

•

The Corrective and Sanctioning Framework – Under the Banking Services Act, the Supervisor is appropriately equipped with a wide range of enforcement powers to address offences. The intent is for supervisory action to be taken at an early stage to prevent deterioration in the condition of a licensee. These tools include the ability to require a licensee to take timely corrective action and for the Supervisor to take increasingly non-discretionary measures as conditions worsen.

Prior to the above enhancements to the legislation governing the banking sector, earlier upgrades were effected to the framework in 1992, and between 1997 and 2005. Passage of the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including enhanced minimum capital adequacy standards. In addition, these acts provided the BOJ, in certain instances, and the Minister of Finance in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institution’s financial viability is in jeopardy.

With respect to the passage of amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997, some features of these amendments included:

•

empowering the Minister of Finance to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensee’s shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria that relate to directors, significant shareholders and the senior management of licensees;

•	tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties;

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the BOJ;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister.

With respect to the passage of amendments in March 2002, these amendments included:

•	the transfer to the BOJ powers of the Minister to assume temporary management of DTIs in the event that the BOJ believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the BOJ powers to assess fines for specific offenses under the Banking Act and Financial Institutions Act;

•	the granting to the BOJ power to require a DTI to legally separate its banking operations from its securities-trading activities and investment activities undertaken on behalf of investor clients;

•	the granting to the BOJ power to effectively carry out consolidated supervision of banks and other companies that are members of a group of which the bank is a member; and

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

The passage of amendments in February 2004, with respect to the Bank of Jamaica Act, effectively brought all operators of remittance companies or agencies under the supervisory ambit of the BOJ. The regulatory regime for remittance entities came into effect in July 2005 and involves a licensing requirement that entails fit and proper due diligence checks and assessments of their systems and procedures prior to licensing, as well as both on- and off-site reviews and assessments.

Passage of amendments in March 2005 to clarify the BOJ’s ability to share information with its overseas regulatory counterparts. Supervisory powers of sanction were also expanded to expressly deal with breaches by financial institutions of their obligations under non-financial statutes under which specific obligations were imposed (e.g., the Money Laundering Act which was replaced by the Proceeds of Crime Act and the Terrorism Prevention Act. (See “—Proceeds of Crime Act” below). This was achieved by amendments to the Banking Act and Financial Institutions Act, which were passed into law in December 2004. In regards to the Bank of Jamaica (Building Societies) Regulations, the amendments were passed in Parliament in November 2004.

As part of the SBA with the IMF in 2010, reforms have also been proposed and begun to strengthen the financial system. See “The Jamaican Economy—Recent Economic Crisis—IMF Stand-By Arrangement”.

There are also a number of regulations and best practice standards that govern the operations of financial institutions in Jamaica.

Bank of Jamaica Act

In June 2014, when the BSA was passed, that legislation also consequentially amended the Bank of Jamaica Act to, among other things:

•

Facilitate supervisory autonomy – appointment, tenure and removal of the Supervisor and appointment tenure of the Deputy Supervisor; express recognition of matters subject to the regulatory oversight of BOJ and of the mandate for the safety and soundness of the financial system; as well as to improve accountability in the form of compulsory external review of the supervisory functions and specific reporting obligations to the Parliament through the Minister.

•

Expand regulatory powers to cooperate with regulatory counterparts (local and overseas) for routine regulatory matters (such as supervision of a financial group); financial stability issues and for the investigation of financial crime.

•	Relocation of monetary policy tools (liquid assets and cash reserves) requirements from the banking legislation to the Bank of Jamaica Act.

The consequential amendments to the Bank of Jamaica Act comprise the 10th Schedule to the BSA.

In October 2015, amendments were effected to the Bank of Jamaica Act to give the BOJ responsibility for financial system stability as follows:

•	Outlining the BOJ’s role of maintaining financial system stability;

•

Mandating the establishment of a Financial System Stability Committee to coordinate the activities pursuant to the objective of financial system stability; incorporating the development of holding company legislation to allow for more effective consolidated supervision of financial groups that include one or more DTIs;

•

Establishing the financial stability oversight powers of the BOJ in relation to financial institutions supervised by the BOJ and those regulated by the FSC as well as other persons who engage in the offer of financial services whose operations are deemed to be of systemic importance;

•

Granting the necessary powers to the BOJ to obtain information from these persons referenced above that will allow for the assessment of risks to the financial system (including the powers of inspection and powers to demand information);

•

Giving the necessary powers to the BOJ to direct and impose measures to mitigate and control the risks from these systemically important financial institutions and services to the financial system. Powers include the ability to extend liquidity where this is deemed necessary in the circumstances and powers to issue prescriptive rules, standards and codes pertinent to the oversight of the stability of the financial system;

•	Mandating the establishment of a Central Financial System database; and

•	Mandating the publication of a financial stability report within three months after the end of each financial year.

The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015

In 2004, regulations were promulgated establishing minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduced the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the regulations, the overall minimum capital required to be maintained in relation to risk weighted assets is 10%. The original regulations were repealed and reissued under the new Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations during 2015. The implementation process for a standard of sound practice on minimum capital requirements is well advanced. The revised standard is in line with international best practice, and will broaden risk coverage, providing comprehensive coverage for exposures to credit risk, market risk, and operational risk, as well as introduce a revised definition of regulatory capital.

The Credit Reporting Act

The Credit Reporting Act (“CRA”) was passed in August 2010 and became effective October 1, 2010. This statute establishes a credit information sharing system between providers and credit bureaus in Jamaica and is designed to improve credit assessment processes and to facilitate enhanced risk management and loan pricing strategies throughout the financial sector. A licensing system is imposed on persons who intend to offer credit reporting services and prescribed reporting processes are outlined to ensure objective and standardized reporting of credit information. Persons offering credit reporting services are subject to regulation by the BOJ. Credit Reporting Regulations were issued under the CRA on January 14, 2011. These Regulations, among other things, outline the licensing process including the form of application, licensing fees and information and documentation to be provided in support of an application for a license.

Two credit bureaus were licensed between March and April 2012 and were given a 12-month period to start operations. Both entities commenced operations during 2013. In August 2014, the Minister of Finance and Planning, based on recommendations from the BOJ, issued an additional license bringing to three the number of credit reporting agencies under the CRA. Credit reporting activities reported by the two licensed credit bureaus commenced the issue of credit reports during 2013. In 2022, in the context of the COVID-19 Pandemic, there were 428,616 credit reports issued, reflecting a 10.1% increase from the 389,424 reports issued in 2021. Additionally, there were 122 signed credit information providers in 2022, reflecting a 6.1% increase from the 115 credit information providers in 2021. Further, credit bureaus’ coverage of the adult population (adults between ages 18-74 years old) increased from 50.7% in 2021 to 56% in 2022.

The Microcredit Act, 2021

The Microcredit Act was passed in January 2021 and became effective in July 2021. The aim of the Microcredit Act is to license and regulate MCIs that provide financing to individuals, as well as to micro, small and medium sized enterprises. The Microcredit Act aims to minimize the possibility of the sector being used as a conduit for money laundering and terrorism financing. Pursuant to the Consumer Protection Act, the Consumer Affairs

Commission was designated as the body with responsibility for overseeing consumer protection, namely through making and issuing a code of conduct for licensees on consumer related matters and through the investigation of any complaint brought to it by a consumer of a microcredit service. The Microcredit Act creates a licensing regime that incorporates the usual safeguards of (i) fit and proper requirements for licensees and their owners, (ii) required operating requirements for licensees and (iii) mandating the inclusion of processes to address complaints. The BOJ is afforded with standard regulatory powers to conduct inspections, examine the records of licensees, impose regulatory sanctions for non-compliance and issue standards, guidance and a code of conduct for the money-lending services that will be governed by this legislation.

In accordance with section 64 of the act, a person who is operating a business which falls within the criteria set out in the act for a MCI or for the offering of a microcredit service, shall, within twelve months from the commencement date (July 30, 2021), or within such longer period as the Minister may by notice in the Gazette, comply with the provisions of the act and apply to the supervisor for a license to continue his business as a microcredit institution, or cease to carry out such business. With respect to new entrants, in accordance with section 9 of the act, a person who desires to provide a microcredit service shall be licensed as an MCI under the act.

An application to operate a microcredit institution shall be in the form set out in the Microcredit (Licence, Form of Application) Rules, 2021. The completed form must be accompanied by the required information as specified in Section 6 of the Microcredit (Licence, Form of Application) Rules, 2021.The applicants must satisfy the requirements specified in section 10 of the Microcredit Act, 2021, as well as provide any additional information required for the assessment of the application.

The Standard of Sound Practice on Fit and Proper Assessments for Microcredit institutions was issued in November 2021. The Standard is intended to provide guidance regarding: (i) the criteria for “fit and proper” assessments; (ii) the application of the “fit and proper” criteria by the Supervisor; and lastly, (iii) the approach to conducting “fit and proper” assessments.

Standards of Best Practices

In addition to the main legislations and regulations the BOJ has issued Standards of Best Practices and Guidance for the management of deposit-taking entities. These standards provide clear guidance on supervisory expectations of board and management in implementing appropriate systems to assess, measure, monitor and mitigate risks in identified operational areas. Standards issued are the following:

•	Credit Risk Management (issued 1995);

•	Liquidity Risk Management (issued 1995);

•	Securities Portfolio Risk Management (issued 1995);

•	Interest Rate Risk Management (issued 1996);

•	Foreign Exchange Risk Management (issued 1996);

•	Internal Control (issued 1996);

•	Real Estate Appraisal Management (issued 1996);

•	The Management or Investment of Customers’ Funds (issued 2002);

•	Guidance Notes on the Prevention of Money Laundering and Countering the Financing of Terrorism, Proliferation and Managing Related Risks (finalized 2017, gazetted 2018);

•	Standard of Sound Practice on Fit and Proper Assessments;

•	Country and Transfer Risk (issued 2005);

•	Standard of Best Practice for Effective Corporate Governance (issued 2008);

•	Standard of Sound Practice on Agent Banking (issued May 2017);

•	Application for Approval to Appoint an Agent;

•	Standard of Sound Practice on Problem Asset Management Provisioning and Accounting for Expected Credit Losses (January 2019).

•	Standard of Sound Practice on the Liquidity Coverage Ratio (for Licensees under the BSA) (October 2019);

•	Standard of Sound Practice on Fit and Proper Assessments under the Microcredit Act, 2021 (November 2021).

Since the 2005 FSAP exercise (defined and discussed in greater detail below), the BOJ has engaged in a continuous process of systematically revising these standards in order to further promote the establishment of comprehensive risk management processes in DTIs in accordance with the revised Basel Core Principles and as a necessary precursor to full implementation of the Basel Capital Adequacy framework (Basel II).

Bank of Jamaica’s Anti-Money Laundering, Counter Financing of Terrorism (AML/CFT) and Proliferation of weapons of Mass Destruction Guidance Notes

The Bank of Jamaica Anti-Money Laundering Guidance Notes, which were originally issued during the 1990s, provide specific guidance to all institutions supervised by the BOJ on the detection and prevention of money laundering and the financing of terrorism. Revisions to the Guidance Notes were issued in 2004, 2005 and 2007 to incorporate, among other things, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing; the Ninth Special Recommendation of the FATF on cash couriers and enhanced guidance on customer due diligence verification.

During 2009, the BOJ undertook another round of revisions with a view to incorporating relevant provisions of the POCA and the POCA (Money Laundering Prevention) Regulations. The revisions took into account comments from the industry and the completed Guidance Notes were approved by the Minister on April 22, 2010. Further, revisions to the Guidance Notes have been undertaken in keeping with 2013 amendments to the POCA and Terrorism Prevention (Reporting Entities) Regulations, as well as developments in international best practices in the areas of Anti-Money Laundering and CFT techniques, promulgated by the FATF and the Basel Committee of Banking Supervisors.

In this regard, a consultation paper was issued for comment in April 2016. In January 2017, following an on-site evaluation in June 2015, the Caribbean Financial Action Task Force (“CFATF”) published on its website Jamaica’s Mutual Evaluation Report (the “Report”) analyzing Jamaica’s compliance with the FATF 40 Recommendations and the level of effectiveness of Jamaica’s AML/CFT system. The Report’s findings acknowledged that substantial progress had been made since Jamaica’s previous evaluation in 2005; however, it also identified a number of remaining deficiencies in Jamaica’s AML/CFT system and recommendations as to how the system could be strengthened. The deficiencies identified included, among others:

•	existing gaps and limitations in certain of Jamaica’s laws, regulations and policies relating to its AML/CFT system;

•	the lack of coordination among certain Government investigative and judicial bodies in pursuing violators of AML/CFT laws; and

•	the ineffectiveness of existing penalties in dissuading certain sanctioned money laundering and terrorism financing activities and behaviors.

In light of these developments, drafting instructions for AML/CFT Supervisory Rules under the BSA were then substantially revamped and updated to account for amendments to the current AML/CFT legislation, the United Nations Security Council Resolutions Implementation Act, and the revised FATF Recommendations. These draft updated guidance notes were finalized in 2017 and were approved by the Minister of National Security and the Minister of Foreign Affairs and Foreign Trade, and published in the Gazette in June 2018. Also in 2018, drafting instructions were issued for the development of AML/CFT Rules under the BSA, to bring into effect the enforceable measures provided for in the Guidance Notes and to support the BOJ’s oversight regime concerning AML/CFT.

Subsequently, the AML/CFT Unit of FID commenced on-site examinations using a risk-based methodology. During 2018, the unit carried out several follow-up activities to evaluate the effectiveness of remedial measures taken by licensees to address previously identified weaknesses and other controls implemented to strengthen their respective AML/CFT frameworks. The BOJ continues its robust communication efforts with the industry by disseminating numerous notices relating to AML/CFT matters to financial institutions (including UN Designations) since the start of 2018.

Financial Services Commission Supervisory Framework

The Financial Services Commission Act

This act established the FSC as a statutory body and, among other things, designated the FSC as the supervisory authority for the private pensions, securities, insurance and trust and corporate services providers industries in Jamaica. The FSC administers the Insurance Act, Securities Act, Pensions (Superannuation Funds and Retirement Schemes) Act, Trust and Corporate Services Providers Act (“TCSP Act”) and Tourism Workers Pension Act and its concomitant regulations.

In addition, the FSC monitors persons who carry on life insurance business or perform services as an insurance intermediary, in respect of life insurance business, within the meaning of the Insurance Act (with the exception of insurance consultants and an adjusters, persons licensed under the Securities Act as a dealer or investment adviser, as well as persons licensed under the TCSP Act for compliance with the Proceeds of Crime Act 2007, the Proceeds of Crime (Money Laundering Prevention) Regulations 2007, the Terrorism Prevention Act 2005, the Terrorism Prevention (Reporting Entities) Regulations 2010, the United Nations Security Council Resolutions Implementation Act (2013) (“UNSCRIA”) and the United Nations Security Council Resolutions Implementation (Reporting Entities) Regulations.

With the Minister of Foreign Affairs and Foreign Trade designating the FSC as the Competent Authority under the UNSCRIA for relevant insurance and securities business on February 28, 2020, and for the TCSP sector on February 11, 2022, the FSC has been authorized to supervise and monitor these industries with regard to the requirements under this legislation.

There have been amendments to the International Corporate and Trust Services Providers Act which was renamed as the Trust and Corporate Services Providers Act. This act was operationalized on April 25, 2022, with consequential amendments to the FSC Act, so that trust and corporate services providers in general now falls within the FSC’s regulatory remit, and Jamaica’s AML/CFT/CPF regime.

Insurance Act

The Insurance Act and its concomitant regulations were enacted in December 2001 to repeal and replace the Insurance Act of 1972. The legislation sought to provide measures to strengthen corporate governance and the regulation of insurance companies, agents, brokers, sales representatives, and other actors within the insurance industry as well as to establish prompt corrective action. The Insurance Act was amended in February 2016, to inter alia, harmonize certain provisions with other financial sector legislation and strengthen the legislative framework for the regulation of the insurance industry. In May 2017, the Cabinet approved proposals for further amendments to the

Insurance Act in order to facilitate the creation of a micro-insurance legislative framework. The FSC has been reviewing draft bills to establish a micro-insurance framework. The proposed amendment will pave the way for regulations to be developed to regulate the micro-insurance industry.

There were further amendments in December 2022, in relation to market conduct regulations, risk management, asset liability management and stress testing regulations, capital adequacy requirement adjustments for the minimum capital test for general insurance companies and investment regulations.

Pensions (Superannuation Funds and Retirement Schemes) Act

Reform of the pensions system started with the enactment of the Pensions (Superannuation Funds and Retirement Schemes) Act in 2004 and its concomitant regulations became effective in March 2005 and 2006, respectively. The pension legislation included requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards, winding-up, reporting requirements and information disclosure. In 2015, the Cabinet approved the second phase of the pension reform initiative and the necessary drafting instructions were issued to the Office of the Chief Parliamentary Counsel to prepare the necessary amending legislation. This was preceded by extensive consultations with major stakeholders in the industry. The amending legislation is being drafted to address issues such as mandatory vesting, portability of pension rights, distribution of surplus by way of contribution holidays, unlocking of benefits, pension pay-out products, and funding and solvency of approved superannuation funds and retirement schemes. The revised legislation will also address expanding the investigation and enforcement powers of the Commission and strengthen the rights of members of the funds and schemes. The FSC continues to review several draft bills to amend the pension legislation and provide its comments to the Ministry of Finance and the Public Service.

A portion of the second phase of the pension reform initiative was implemented following the enactment of the amendments to the Pensions (Superannuation Funds and Retirement Schemes) (Investment) Regulations, 2006 in August 2019, resulting in an expansion of the permissible investments for funds and schemes and the revision of some existing statutory investment limits.

Tourism Workers’ Pensions Act

The Tourism Workers Pension Act was enacted on September 3, 2019 and became operational on January 31, 2020. The act establishes a defined contribution pension scheme for hospitality industry workers. The FSC will have supervisory and regulatory oversight of the Tourism Workers’ Pension Scheme.

Trust And Corporate Services Providers Act

The FSC has been named the regulatory authority under the Trust and Corporate Services Providers Act. The legislation provides for jurisdictionally neutral legislative provisions intended to address the supervision and regulation of providers of corporate services or trust services, by ensuring that they are licensed by the FSC.

Securities Act

In 2013, the Securities Act was amended to, among other things, enhance the framework for the regulation of the securities industry in order to combat the establishment and proliferation of unregulated financial organizations, strengthen the investigative and supervisory powers of the FSC, modernize the framework for the regulation of collective investment schemes and correct other deficiencies in the regulatory framework of the securities industry.

In 2014, the Securities Act was amended to enhance the legal and regulatory framework for retail repurchase agreements (retail repos) in Jamaica including providing additional protection for the interests of repurchase clients prior to and in the event of a dealer’s insolvency or bankruptcy. In addition, the Securities (Retail Repurchase Agreements) Regulations and the Securities (Prudential) Regulations were approved in 2014 in keeping with the reform of the securities dealer industry, the latter regulations seeking to tighten the prudential standards for securities dealers in line with international best practices.

As part of the ongoing review of the securities industry legal and regulatory framework a number of legislative achievements as well as the issuance of several guidelines were made from 2015 to 2022:

•	The Securities (Retail Repurchase Agreements)(Amendment) Regulations, 2015;

•	The Securities (Collective Investment Schemes)(Amendment) Regulations, 2015;

•	Guidelines: For Jamaica Depositary Receipts;

•	Guidelines - Large Exposure Framework for Securities Licensees; and

•	Advisory for the Amendments to the Pool of Allowable Assets for Retail Repurchase Agreements.

In addition, the following are guidelines, consultation papers and advisory issued by the FSC during the period from 2018 to 2022:

•	Guidelines for the Retail Repo Mismatch Ratio Prudential Benchmark;

•	Market Conduct Guidelines;

•	Advisory on the Requirements for the Digital Asset Framework;

•	Amendments to the Guidelines for Issuers of Securities;

•	Amendment to the Securities (Licensing and Registration) Regulations, 1996 (Jamaica Stock Exchange Fees);

•	Updated guidelines for Exempt Distribution;

•	Consultation Paper: Securities (COB) Regulations 1999 Amendments;

•	Consultation Paper: Proposed Amendments to the Guidelines for Issuers of Securities Regarding Public Offerings; and

•	Consultation: Financial Disclosure Guidelines.

Securities Dealers Rules and Regulatory and Supervisory Framework

In keeping with the requirements of the Memorandum of Economic and Financial Policies, pursuant to the EFF with the IMF, the FSC was required to introduce and gradually tighten the prudential standards for the securities sector. Accordingly, on March 31, 2016, the FSC implemented a Strategy for Prudential Tightening which satisfies this requirement. The primary objective of the strategy is to ensure that in the near- to medium-term, the retail repo portfolios of individual firms and the securities industry as a whole will reach a level that is deemed by the BOJ and the FSC to be systemically safe and prudentially manageable. In an aim to fulfill the primary objective of the strategy, as well as strengthening the overall resilience of the securities industry, the following were introduced in the regulatory and supervisory framework for the securities industry:

•	Requirement for dealers to implement stress testing programs and report results to the FSC;

•	Large exposure limits for single and group of connected counter parties;

•	Requirement for dealers to implement liquidity management programs;

•	Prudential benchmark for retail repo mismatch;

•	Capital charge for operational risk; and

•	Changes in the components of capital base to strengthen the quality of regulatory capital.

Strategy implementation is being achieved by the following broad steps:

•	Implementing the prudential strategy in tranches;

•	Utilizing a new prudential for retail repo mismatch as a supervisory tool to monitor the trend in values of this ratio for securities dealers;

•	Monitoring of large exposures across the securities industry;

•

On a continuous basis, assessing the market impact of the prudential strategy and determining whether or not the systemic risk posed by the retail repo market warrants further prudential strengthening; and

•	Monitoring of industry stress test results to assess prudential stability.

As part of the implementation of the strategy for prudential tightening, during 2016 and 2017, the FSC accomplished the following:

•	Issuance of the first tranche of the Prudential Guidelines which implemented the stress testing and liquidity management requirements and the operational risk capital charge;

•	Monitoring of metric to measure the mismatch in the retail repo framework benchmark; and

•	Completion of a study to identify an appropriate definition of liquid assets and level of liquidity ratio.

In addition, as part of the ongoing implementation of the strategy for prudential tightening, during 2018 and 2019, the FSC introduced the exposure frameworks requiring licensees to submit quarterly exposure results based on their financial year results, which commenced in December 2018. While there was an Issuance of the Guidelines for the Retail Repo Mismatch Ratio prudential benchmark in September 2018, which required licensees to provide quarterly monitoring data during early warning monitoring prior to the full implementation of the ratio; expected to occur at the end of 2020. Due to the COVID19 pandemic, the implementation of the mismatch ratio was delayed.

Current Priorities

In 2017, the FSC submitted a proposal to the Ministry of Finance to amend the FSC Act to enhance the regulatory framework for effective and comprehensive group-wide supervision of non-deposit taking groups. Currently, the Securities Act and Insurance Act enable the FSC to conduct limited oversight of groups of which a securities firm or insurance company is a part. Section 27 of the Insurance Act, for instance, empowers the FSC to obtain financial information on non-regulated members of the group. The FSC continues to review the draft bills to amend the FSC Act and provide its comments to the Ministry of Finance.

In 2019, the FSC submitted a proposal to the Ministry of Finance to amend the Insurance Act to enhance risk management procedures in the insurance industry. The proposed amendment to the insurance regulations detailed the standards that insurers are required to adhere to in establishing their risk management programs, including, inter alia, stress testing and asset liability management. In December 2022, risk management, asset liability management and stress testing regulations were promulgated.

In addition, the FSC collaborated with the Ministry of Finance and the Office of the Chief Parliamentary Counsel in reviewing draft bills and amended the insurance legislation in order to:

•	enhance the minimum capital test;

•	strengthen market conduct standards for all insurance companies and insurance intermediaries and revise the capital and bonding requirements for brokers and corporate agents; and

•	revise the investment regulations.

Technical study was conducted to determine the relevant changes to strengthen the Minimum Continuing Capital and Surplus Requirements (the “MCCSR”) for life insurance companies. Following the completion of the study, the FSC proposed legislative amendments to the Insurance Regulations which address the MCCSR. LICAT has been determined as the new capital standard to replace the MCCSR.

In 2020, the FSC commissioned a technical assistance mission with the IMF to reform its capital and liquidity framework to align with the BASEL III framework and maintain regulatory consistency with the BOJ while addressing the idiosyncrasies of the securities industry. The FSC conducted assessments to determine the gaps inherent in the proposed implementation. The FSC has delayed implementation of the capital and liquidity framework and will be seeking technical assistance to do the same.

In 2020, the FSC submitted a proposal to the Ministry of Finance to create regulations around its Exempt Distribution and Issuers Guidelines. The aim of this is to ensure that these rules carry the force of law and introduce legislative sanctions for any violations.

After submitting proposals to the Ministry of Finance in 2021 to amend the Insurance Regulations, 2001, to facilitate the approval of changes in ownership and control of insurance companies, the FSC is reviewing a draft bill. Proposals were also sent to the Ministry of Finance regarding amending the insurance legislation to remove certain statutory schedules. The removal of the schedule from the legislation, proposes to enable the FSC with the ability to respond in a timely manner, to changes in the international financial reporting standards and other environmental factors, which impacts the insurance industry and necessitate continual revisions to relevant reporting forms.

The FSC is in the early stages of a proposal to amend its collective investment scheme regulations to address exchange traded funds and closed end funds to create a regulatory standard for the registration of funds which trade on the stock exchange.

The FSC continues to propose and implement changes to improve its capital markets regulation such as new rules for public offering disclosures and disclosures for management discussions and analysis. Consultations are ongoing.

In ensuring compliance with FATF Recommendation 15, the FSC continues to work closely with the Ministry of Finance and the Public Service in finalizing a cabinet submission for the regulation of virtual assets service providers (“VASPs”). FATF Recommendation 15 requires countries to regulate VASPs for AML/CFT purposes. The draft cabinet submission proposes the establishment of a suitable regulatory framework for VASPs in order to (i) mitigate the risks emerging from virtual assets, (ii) protect prospective investors and (iii) to mitigate against money laundering and terrorism and proliferation financing risks. The framework will require the licensing or registration of VASPs, ensuring that they are subject to effective systems for monitoring and that they are compliant with the relevant measures outlined in the FATF Recommendations.

The FSC is in the early stages of developing proposals to amend the Trust and Corporate Services Providers Act and its associated regulations to address, inter alia, gaps in the framework and necessary revisions to the first schedule.

Other Financial System Legislation and Regulations

Deposit Insurance Act

The Deposit Insurance Act (1988) was passed to protect depositors through the establishment of an explicit Deposit Insurance Scheme (the “Scheme”). The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation (the “JDIC”), which administers the Scheme and a Deposit Insurance Fund (the “Fund”) from which the financial obligations of the JDIC are met. The financial institutions covered under the Scheme (referred to as “Policyholders” or “Insured Institutions”) are all commercial banks, merchant banks and building societies licensed and regulated by the Bank of Jamaica pursuant to the Banking Services Act. All deposits held with these institutions, excluding government deposits and deposits from Policyholders, are insurable under the Scheme. The Scheme is funded by Policyholders who must contribute to the Fund on an ex-ante basis by paying an annual premium, currently 0.15% of the total value of their insurable deposits as at the end of December of each year. The JDIC also has the option to levy premiums on an ex-post basis. In addition to premiums, the Fund comprises an accretion of investment and other sources of income. As at March 31, 2023, the value of the Fund stood at J$35 billion (unaudited).

The Fund is to be used to reimburse depositors up to the prescribed coverage limit in circumstances where their insured institution is determined to be non-viable and unable to make payment in respect of its deposits. In addition to making the direct payout of insured deposits (in a liquidation on insolvency), the JDIC has the power to utilize the Fund to provide financial assistance to support the carrying out of decided restructuring/resolution options for non-viable Policyholders consistent with the parent legislation for the resolution of financial institutions, other applicable law and standards of best practice. Such financial assistance may be provided by the JDIC by making loans or advances, issuing guarantees, indemnifying or becoming liable for the payment of monies (with security), with the ultimate objective of protecting insured depositors. Payments made from the Fund in a liquidation will be claimed by the JDIC against the assets of the failed Policyholder to replenish the Fund. The JDIC may borrow or raise funds where the Fund is not sufficient. The JDIC may also act as the liquidator or receiver of a Policyholder, its holding company or subsidiary that becomes insolvent and in acting as such may arrange for the restructuring by merger or acquisition by another financial institution. Further, the Deposit Insurance Act also provides for the sharing of information between the BOJ and the JDIC, to enable the JDIC to be fully apprised of the financial conditions of Policyholders for the performance of its functions.

When the Scheme was established, the coverage limit was set at J$200,000 per depositor per institution. In order to maintain or enhance the level of protection to depositors, the coverage limit is consistently under review and has been adjusted three times since the JDIC was established, with the most recent adjustment made on August 31, 2020, increasing it to J$1,200,000. At December 31, 2022, the total number of accounts in the banking system that were fully covered up to the J$1,200,000 coverage limit (i.e. insurable accounts with balances up to J$1,200,000) was approximately 96.8%.At this level of coverage, the JDIC continues to provide protection to the majority of retail depositors. This is consistent with the JDIC’s public policy objective and international standard of best practice as recommended by the International Association of Deposit Insurers to cover 90-95% of deposit accounts in the system.

Proceeds of Crime Act

The POCA was passed by Parliament in early 2007 and came into effect on May 30, 2007. This statute is supported by the Proceeds of Crime (Money Laundering Prevention) Regulations and the Proceeds of Crime (Confiscation) Regulations which were also promulgated in 2007. With the passage of the POCA, the former Money Laundering Act, related Regulations and the Drug Offences (Forfeiture of Proceeds) Act were repealed and replaced. The wide-ranging POCA legislation provides for the investigation, identification and recovery of the proceeds of crime. Responsibilities previously delegated to the BOJ, as the “competent authority” for deposit-taking institutions under the Money Laundering Act, are now subsumed by the POCA. Among other matters, the POCA now provides for revised Threshold Reporting Transaction Limits for financial institutions of US$15,000 (US$50,000 previously) and gives the Minister of National Security (as the responsible minister under POCA) the power to designate professions and businesses as financial institutions for the purposes of reporting and complying with anti-money laundering requirements. POCA also seeks to address all the loopholes that hampered investigative and prosecutorial efforts to combat money laundering that existed under the previous Drug Offences (Forfeiture of Proceeds) Act and the Money Laundering Act.

Since its passage in 2007, the POCA has been amended to extend the list of predicate offenses and offenses in respect of which an assumption of criminal lifestyle can be made, to include offenses under the Child Pornography (Prevention) Act, specified offenses under the Sexual Offences Act, and related inchoate offenses such as aiding and abetting and incitement, as well as offenses under the Law Reform (Fraudulent Transactions) (Special Provisions) Act, which targets offenses such as lotto scam activities.

In October 2013, further amendments to the POCA were passed to:

•	clarify the suspicious transactions reporting requirements;

•	outline the powers that competent authorities designated under the POCA will have in relation to their role of monitoring compliance with the anti-money laundering requirements;

•

ensure that obligations placed on financial institutions are similarly placed on the entities that are responsible for the implementation of anti-money laundering prevention, policies and procedures in the financial institution’s group of companies; and

•

effect other amendments to the Money Laundering Prevention Regulations under the POCA to strengthen the requirements for Customer Due Diligence (“CDD”), the application of CDD measures for politically exposed persons (“PEP”), and the use of risk-based processes to identify and address AML/CFT risks.

The POCA and the regulations thereunder were extended to certain Designated Non-Financial Institutions by Ministerial orders dated November 15, 2013. These institutions included:

•	Accountants that carry out certain specified financial transactions;

•	Attorneys-at law that carry out certain specified financial transactions;

•	Casinos;

•	Gaming Lounge operators over a certain size; and

•	Real estate dealers.

The Jamaica Bar Association filed suit against the Attorney General and the General Legal Council seeking to enjoin the application of the Proceeds of Crime regime to the profession. By judgment dated May 4, 2017, the Full Court held that the regime was applicable to the profession and did not breach any duties owed by attorneys-at-law to their clients.

In 2020, the Court of Appeal upheld the designation of the attorneys undertaking certain activities as DNFIs, which also acknowledged the role of the general legal counsel as competent authority. It also ruled that the proscribed obligations under the POCA in relation to attorneys breached their constitutional rights to:

•	protection from search of their property in contravention of section 13(3)(j)(i) of the Charter of Fundamental Rights and Freedoms) (Amendment) Act, 2011 (“Charter of Rights”);

•	respect for and protection of private life in contravention of section 13(3)(j)(ii) of the Charter of Rights;

•	protection of privacy of other property and of communication in contravention of section 13(3)(j)(iii) of the Charter of Rights; and

•	the right to liberty and not to be deprived of liberty in contravention of section 13(3)(a) of the Charter of Rights.

In December 2020, the Court of Appeal to the Privy Council granted the appeal request to the Attorney General. The Privy Council, Judicial Committee, by ruling dated February 9, 2023 determined that Jamaica’s anti-money laundering regime did not contravene constitutional rights. It therefore allowed the appeal, and held that the decision of the Supreme Court of Jamaica upholding the relevant legislation should be restored.

The Privy Council agreed with the Supreme Court of Jamaica that the interference with attorney-client privilege under the regime was justifiable in all the circumstances. It determined that the General Legal Council’s power of inspection did not interfere with legal professional privilege, and that the regime did not interfere with the constitutional right to liberty. The powers were to be exercised for a regulatory purpose, and expressly exclude information protected by legal professional privilege.

The decision now enables the General Legal Council as the competent authority to carry out its role to ensure that attorneys operate in compliance with POCA and the relevant Regulations thereunder.

In February 2023, the Privy Council ruled that the anti-money laundering regime does not contravene constitutional rights and the decision of the Constitutional Court of Jamaica upholding the relevant legislation should be restored. The ruling paved way for the General Legal Council as the competent authority to regulate the industry.

The POCA and the regulations thereunder were further amended in 2019 to improve Jamaica’s AML/CFT regime. The amendments require competent authorities of both financial institutions and designated non-financial businesses and professions (“DNFBPs”) to implement a continuous AML/CFT risk based assessment of its regulated businesses and tailor its supervisory activities of licensees accordingly. The amendments also require that financial institutions and DNFPBs establish a risk profile of their operations, business relationships and one-off transactions and employ effective measures to mitigate the accessed risks. The amendments also introduced simplified due diligence for their low risk clients and products.

In addition, financial institutions and DFPBS are now legally required to adopt enhanced due diligence measures and limit their business relationship with customers who are residents of, domiciled in, or incorporated in a territory deemed by the supervisory authority to have a greater associated risk of money laundering and terrorist financing.

The 2019 POCA amendments also empower competent authorities to impose monetary penalties through an administrative proceeding (in lieu of criminal proceedings) on financial institutions or DNFPBs that fail to comply with provisions of the POCA and the regulations thereunder.

The Judicature (Supreme Court) (Proceeds of Crime) Rules, 2021 came into force on April 7, 2021. The rules shall apply to all proceedings commenced under parts II, III, and IV of the act, with the exception of applications relating to the recovery of cash in summary and proceedings under part IV of the act and applications made pursuant to sections 50 and 52 of the act and under the regulations S1.2 (1). The overriding objective of these rules is to enable the court to deal justly with applications brought under the act.

The Microcredit Act (2021) regulates the microcredit sector and brings them under the anti-money laundering regime.

The legislative process aimed at bringing Trust and Corporate Service Providers (“TCSPs”) under the AML/CFT framework was completed and came into effect on April 25, 2022, with the International Corporate and Trust Services Providers (Change of Name and Amendment) Act, 2021 and The Trust and Corporate Services Providers (Licensing and Operations) Regulations. TCSPs are designated as DNFIs under the POCA, TPA, and UNSCRIA through Ministerial Orders. The Financial Services Commission regulates the sector.

The United Nations Security Council Resolution (Implementation) Act, 2013

The Act reflects Jamaica’s work towards complying compliance with FATF Recommendation 7 (Targeted financial sanctions related to proliferation) of the revised FATF Forty (40) Recommendations issued in 2012. This Act, which was passed on November 15, 2013 is to facilitate the implementation of United Nations Security Council

Resolutions (“UNSCR”) under Chapter VII of the Charter and which Article 25 of the Charter requires Jamaica to carry out. The Act requires financial institutions and designated non-financial institutions to determine on a continuing basis whether they are in possession or control of assets owned or controlled by or on behalf of a person or entity proscribed by regulations.

In 2019, further amendments to the UNSCR Act and regulations were passed, including:

•	Implementation of clear timelines for persons and entities adopting the UNSCR Act and regulations;

•

Introduction of a transitional freezing provision setting forth the procedure to be used by the UNSCR (which involves obtaining an ex parte court order and the publication of the order within 24 hours in a specified public media forum) when it requires immediate action in order to freeze assets;

•

Development of a reporting requirement on financial institutions and designated non-financial institutions to report any transaction or attempted transaction that is known or believed to involve a person or entity or the assets of a person or entity proscribed by regulations;

•

Adoption of an express prohibition on financial institutions and designated non-financial institutions to possess or control assets owned or controlled by or on behalf of a person or entity proscribed by regulations or by a court order; and

•

Requirement on financial institutions and designated non-financial institutions to ensure its branches and subsidiaries located outside of Jamaica comply the UNSCR Act and regulations or an otherwise stricter standard required by the relevant jurisdiction.

Terrorism Prevention Act

The Terrorism Prevention Act was passed in Parliament in March 2005 and came into effect in June 2005. This act gives effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This act imposes counter-terrorist financing and reporting obligations on financial institutions, which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and provides law enforcement with the widest range of investigative tools to achieve these objectives.    In March 2010 an amendment to the Terrorism Prevention Act was passed to allow for greater penalties to be imposed under the proposed Terrorism Prevention (Reporting Entities) Regulations, 2010. (Under Jamaica’s laws, penalties set out within Regulations are restricted to the maximum permitted under the Interpretation Act unless the Principal Act to the Regulations expressly provides otherwise).

The Terrorism Prevention Act was amended in April 2011, to clarify and expand on the obligation of financial institutions to report unusual or suspicious transactions and to allow for the implementation of the listed entity provisions in the act. Jamaica has since issued its first list of designated terrorists in accordance with the UN Resolution 1267 following the publication of the requisite court order in June 2012. A subsequent court order was published in July 2013.

Further amendments to the Terrorism Prevention Act were passed in October 2013 to, among other things, ensure that property of corresponding value can be confiscated, and to allow for Jamaica’s full implementation of the International Convention for the Suppression of Acts of Nuclear Terrorism of September 4, 2005, the 2005 amendment to the Convention on the Physical Protection of Nuclear Material, the October 14, 2005 amendment to the Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Maritime Navigation, and the October 14, 2005 Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Fixed Platforms.

In November 2017, the Senate approved the following orders under the Terrorism Prevention Act:

•	The Terrorism Prevention (Reporting Entities) (Accountants) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Casinos) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Gaming Lounge Operators) Order 2017; and

•	The Terrorism Prevention (Reporting Entities) (Real Estate Dealers) Order 2017.

The effect of these orders is to establish these entities as reporting entities under the Terrorism Prevention Act. The relevant orders take effect six months from the issue of the orders (May 2018). This gives these sectors an opportunity to be sensitized and obtain training on their obligations under the Act.

In 2019, the Senate approved The Terrorism Prevention (Designated Reporting Entity) (Attorneys-At-Law) Order, 2019 which took effect in May 2020. The purpose of the order is to include attorneys who perform certain specified financial services as reporting entities under the Terrorism Prevention Act. The Jamaica Bar Association did not challenge the inclusion of legal professionals as reporting entities under the Terrorism Prevention Act.

Further amendments were passed to the law in 2019 to, among other things, attach criminal liability to a person leaving or attempting to leave Jamaica in order to commit or facilitate the commission of (including by providing financial and other services to a third-party offender) a terrorism offense.

Terrorism Prevention (Reporting Entities) Regulations

In March 2010, the Terrorism Prevention (Reporting Entities) Regulations, were promulgated under the Terrorism Prevention Act. These regulations largely mirror the Know Your Customer (“KYC”) obligations contained in the regulations under POCA. Accordingly, the regulations outline the operational controls that must be maintained by financial institutions particularly when contemplating the commencement of a business relationship or a one-off transaction. The regulations also require financial institutions to establish and maintain appropriate procedures in relation to identification, record-keeping, internal controls, communication and training of employees. These regulations also prescribe the requisite declaration forms for transactions that the reporting entity knows or suspects are transactions that constitute a terrorism offense, and for the submission of four-monthly reports as to whether or not the reporting entity is holding property in respect of a person who is on the United Nations list of designated terrorists or in respect of a person who has links with terrorists or terrorist groups or organizations.

In October 2013, the Terrorism Prevention (Reporting Entities) Regulations were amended to consolidate and intensify the requirements for CDD, the application of CDD measures for PEP, and the use of risk-based processes to identify and address Anti-Money Laundering/CFT risks.

In November 2019, the Terrorism Prevention (Reporting Entities) (Amendments) Regulations was approved by the Senate in order to, among other things, enhance the risk regimes adopted by financial institutions and designated non-financial institutions to assess risks associated with terrorist financings in their operations, customer base and product base and develop effective measures to mitigate such assessed risks.

The Financial Investigations Division Act

The Financial Investigations Division Act (“FIDA”) was passed in March 2010 and brought into effect by Appointed Day Notice in April 2010. The Act gives the existing FID of the Ministry of Finance and the Public Service the necessary statutory powers and protections to carry out its mandate of investigating and prosecuting financial crime, including money laundering and the financing of terrorism. The FIDA was amended in 2013 to, among other things, clarify the FID’s role where Jamaica contemplates entering into information sharing agreements with international counterparts. As a result of the 2013 amendments to FIDA, the FID achieved full membership in the Egmont Group of Financial Intelligence Units in June 2014.

Current Priorities in Banking Supervision

Bank of Jamaica (Credit Unions) Regulations

During 2017, the decision was taken to abort the development of the BOJ (Credit Unions) Regulations and replace it with the Credit Unions (Special Provisions) Act as the provisions were thought to be too substantive to reside in subsidiary legislation. Accordingly, the Cabinet approved the recommendation for the enactment of legislation for the supervision of credit unions by the BOJ in May 2017.

Work is ongoing on the Credit Unions (Special Provisions) Act. BOJ has provided comments on another draft of the bill dated November 2022 to the Ministry of Finance and Public Service and is currently working through the recommendations provided by the Attorney General’s Department on that draft of the bill. The draft act is under review by the BOJ’s Legal Department and the Credit Unions Oversight Department. The Bill contains the framework which aims to bring the operation of credit unions fully under the BOJ’s prudential supervisory regime. The draft act covers, among other things, licensing, capital, reserves, prohibited business, remedial and intervention processes, as well as defines the role of specially authorized credit unions.

Consolidated and Conglomerate Supervision of Financial Groups

Legislation governing the activities of DTIs was amended in 2002 to extend the regulatory and supervisory reach of the BOJ beyond the licensee itself, to include the wider financial group of which the licensee is a part. Pursuant to these amendments, the BOJ has been working towards the full implementation of a comprehensive consolidated/conglomerate supervision regime. This has included the promotion of the reconfiguring of financial groups containing deposit-taking entities, into supervisable financial structures and the extension of “fit and proper” assessments to principals of FHCs and other entities within relevant financial groups. Further enhancements to the legislative framework were incorporated in the new Banking Services Act (2014), which now requires that FHCs be licensed and therefore, be subject to supervisory oversight and the Banking Services (FHCs) (Licensing Application Form), Supervisory Rules, Resolution, 2019, which was gazetted in November 2019. This resolution supports the operationalization of the BOJ’s risk-based consolidated supervision methodology and promotes the safety and soundness of DTIs, their financial groups, and the deposit-taking system of which they are a part. In this regard, the BOJ has initiated the process for the licensing of FHCs on a phased basis.

The BOJ continues to advance work on major developments relating to the consolidated supervision framework included work on:

•	The risk-based methodology for the supervision of financial groups;

•

The FSC and the BOJ continue to collaborate on the development of a risk-based consolidated supervisory framework. Under Jamaica’s Memorandum of Economic and Financial Policies (MEFP), both agencies agreed to pilot a domestic systemically important financial group. The BOJ, through ongoing monitoring exercises, continued its assessment of the consolidated supervision framework of this pilot financial group. To date, the results from the ongoing monitoring and assessment of the pilot group’s performance has allowed the FSC and the BOJ to deepen their understanding of the risks inherent in this financial group and inform approaches to support requisite supervisory approaches.

•

The FSC and the BOJ have been collaborating in the execution of consolidated supervision for a systemic financial group on a pilot basis utilizing the risk-based supervisory methodology. The working group has commenced the sharing of prudential data and assessments to facilitate on-going monitoring of the group. Work is also underway to develop a regional supervisory strategy for the group as well as the development and execution of bilateral MOUs to govern collaboration and co-operation between the BOJ and the regional regulators in the jurisdictions in which the group operates.

•	The draft Banking Services (Capital Adequacy) Regulations;

The drafting instructions for the Banking Services (Capital Adequacy) Regulations that were issued on 2015 (applicable to deposit-taking institutions and FHCs), were rescinded at the end of 2018, and drafting of the requisite regulations has been suspended. This rescission was done to facilitate the inclusion of recommendations from the Financial Sector Assessment Programme (“FSAP”) process completed in the third quarter of 2018, and the Basel Committee on Banking Supervision’s updates to the international Basel Accords that are aimed at enhancing governance and risk management. The inclusion of the aforesaid will materially impact the capital adequacy ratio and regulatory capital requirements for DTIs and FHCs, as well as BOJ’s regulatory framework. Consequently, the drafting of the requisite regulations was suspended.

As discussed below, work on the new minimum capital regulations is far advanced. These finalized capital regulations will replace the 2015 Regulations.

Basel II/III implementation

The BOJ has made significant strides in the implementation of its Basel III framework. The BOJ continued the planning and execution of its three-phased program for the implementation of the internationally agreed standards, which will be codified by way of regulations. The program which has a tentative completion date set for the end of 2024 has been extended for the end of 2025 due to the impact of the COVID-19 pandemic. Based on preliminary assessments, the BOJ does not foresee significant challenges in complying with the more conservative capital definitions proposed under Basel III given that existing Jamaican regulatory requirements are more stringent than those of Basel III. These include for example, definitions of regulatory capital and the capital to total assets leverage ratio which has been a legal requirement for banks since 2004.

The first phase of the program is undergoing drafting instruction for regulations whereby these drafting instructions will be submitted to the Chief Parliamentary Counsel for the tabling in parliament in order for parliament to enact the new regulations. Under the first phase, the BOJ issued its prudential Standard of Sound Practice on the Liquidity Coverage Ratio (“LCR”) in October 2019. The BOJ is about to engage the legislative process for implementing the LCR as a Regulation pursuant to section 131(1)(j) of the BSA. The publication of the Standard of Sound Practice on the Liquidity Coverage Ratio (“LCR SSP”) reflects the first step in this process.

Additionally, Bank of Jamaica finalized the capital requirements for the credit, market, and operational risk components, as well as the revised definition of regulatory capital, and subsequently issued for consultation the updated requirements to the banking sector and other relevant stakeholders on 28 December 2020. These revised capital regulations will repeal and replace the existing Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015.

The BOJ established a Basel III technical working group, which includes members from the BOJ and the industry, to update deposit taking institutions and the Jamaica Bankers Association on the progress of the BOJ’s implementation, policy changes, as well as to deliver targeted training on the comprehensive Capital Adequacy framework or part thereof. In this regard, the BOJ utilized feedback received from the technical working group meetings held in May and December 2021, as well as April 2022, to finalize the proposals and successively published a Standard of Best Practice on Minimum Capital Requirements in June 2022. Subsequently, the Bank has committed to the development of drafting instructions for codification by the end of the third quarter of 2023. So far, the BOJ has issued reporting templates to the industry and completed four quarters of a parallel run based on the June 2022 Standard of Best Practice.

Phase 2 of the program will include the consultation on, and implementation of, Pillar 2 components of the Basel framework, including, the Internal Capital Adequacy Assessment Process, and the Supervisory Review and Evaluation Process. This second phase will also include the issuance of revised guidelines on risk management and governance. Additionally, the BOJ has brought forward the implementation of the capital buffers from phase 3 to phase 2. In that regard, the BOJ will issue a consultation on the capital buffers by the end of the third quarter of 2023.

The final phase will focus on Pillar 3 of the Basel framework vis-à-vis market disclosures, as well as consulting on, and implementing additional capital and liquidity measures, including, capital buffers, and the Net Stable Funding Ratio. Phase 3 will also cover the consultation on, and implementation of, the framework for designating domestic systemically important financial institutions, as well as revision and implementation of the Basel Core Principles, particularly related to effective and sound risk management practices.

Other Developments

Microcredit Legislation

The Microcredit Act, 2021 (“the Microcredit Act”) was passed January 2021 and became effective in July 2021. The aim of the Microcredit Act is to license and regulate microcredit institutions (“MICs”) that provide financing to individuals as well as to micro, small, and medium-sized enterprises.

The Microcredit Act aims to minimize the possibility of the sector being used as a conduit for money laundering and terrorism financing. Pursuant to the Consumer Protection Act, the Consumer Affairs Commission was designated as the body with responsibility for overseeing consumer protection, namely through issuing a code of conduct for licensees on consumer related matters and through the investigation of any complaint brought by a microcredit service consumer. The Microcredit Act creates a licensing regime that incorporates the usual safeguards of (i) fit and proper requirements for licensees and their owners, (ii) operating requirements for licensees and (iii) requirements to address complaints. The BOJ is afforded with standard regulatory powers to conduct inspections, examine the records of licensees, impose regulatory sanctions for non-compliance and issue standards, guidance for the money-lending services that will be governed by this legislation.

Applicants were afforded a period of twelve months from the commencement date of July 30, 2021 to comply with the provisions of the Microcredit Act and submit a license application to continue operating in the microcredit business, or cease to carry out such business. New and existing entrants to the sector that comply with the stipulations and procedures for licensing set out in the Microcredit Act will be licensed as an MCI. Applications to operate as an MCI in Jamaica are set out in the Microcredit (Licence, Form of Application) Rules, 2021.

The Standard of Sound Practice on Fit and Proper Assessments for Microcredit Institutions was issued in November 2021. The standard is intended to provide guidance regarding (i) the criteria for “fit and proper” assessments, (ii) the application of the “fit and proper” criteria by the Supervisor and (iii) the approach to conducting “fit and proper” assessments.

Industry Outreach

•

Throughout 2022, the Microcredit Regulatory Oversight Department engaged the public through a range of avenues, one of which was a series of three sensitization sessions over the period February to April 2022. The department delivered/facilitated the delivery of the sessions to help prepare microcredit operators for licensing. Topics covered included, Understanding the Microcredit Act, Licensing Criteria, Corporate Governance Expectations, The Application Process, Fit and Proper Assessment Process, Role and Responsibilities of the Nominator Officer, and Role of the Financial Investigations Division and related reporting requirements.

•

Other outreach activities during the year included meetings with the sector’s Joint Advocacy Committee (constituted of the industry’s two main associations, the Jamaica Association of Micro Financing Limited (“JAMFIN”) and the Jamaica Micro Financing Association (“JAMFA”), newspaper publications, the publishing of Frequently Asked Questions, and the publishing of a Prohibition Notice under the Act in the print and social media.

Microcredit Licensing

A twelve-month transition period under the MCA came to a close on July 30, 2022. This was the period within which existing operators were expected to submit their microcredit licensing applications, or cease to carry out the business of offering microcredit services. By March 31, 2023, a total of 134 applications had been received by the BOJ, the bulk of which were received on the last two days of the transition period (July 29 and 30, 2022). The applications received reflect aggregated loans (which is used as a proxy for market share) of J$43 billion, or approximately 1.9% of the country’s GDP, with the top ten applications accounting for 87% of aggregated loans and the top 20 applications accounting for over 96% of aggregated loans. By the end of March 2023, the BOJ issued a total of ten microcredit licenses, accounting for approximately 80% of the aggregated loans. Licensees under the MCA may be found on the BOJ’s website at the following link: https://boj.org.jm/core-functions/financial-system/microcredit-regulation/. BOJ has also facilitated the training of licensees by the Financial Investigations Division of the Ministry of Finance and the Public Service, in preparation for the reporting required of financial institutions under the Proceeds of Crime Act (“POCA”), Terrorism Prevention Act (“TPA”) and United Nations Security Council Resolution Implementation Act (“UNSCRIA”).

Risk-Based Supervision of Microcredit Institutions

By March 31, 2023, in preparation for risk-based supervision of the sector, BOJ completed the development of a risk-based supervisory framework, and risk-rated entities holding over 99% of the aggregated loans of the sector.

The activities undertaken, and consequential achievements, put the BOJ in a position to undertake risk-based supervision of the sector, thereby helping to safeguard the country against money laundering/terrorism financing and related risks.

The Bank of Jamaica (Amendment) Act 2020

The Bank of Jamaica (Amendment) Act, 2020, aimed at modernizing and strengthening the operations of the BOJ by improving its governance, was approved in the Senate on December 4, 2020. The attendant commencement date was April 16, 2021.

The amendments seek to bring greater independence to the BOJ in its operations and policy decision-making process, while at the same time ensuring, importantly, transparency and accountability through adequate governance arrangements. Accordingly, the amendments clarify the BOJ’s mandates with respect to, inter alia, the maintenance of price stability and financial system stability.

Financial Sector Assessment Program

During 2005, Jamaica participated in an IMF/World Bank FSAP, which is a joint initiative of the IMF and World Bank to provide member countries with a comprehensive evaluation of their financial systems. FSAPs are designed to assess the stability of the financial system as a whole and not that of individual institutions. They have been developed to help countries identify and remedy weaknesses in their financial structure, thereby enhancing their resilience to macroeconomic shocks and cross-border contagion. In May 2005, the IMF/World Bank issued a report on the financial assessment that was undertaken in 2005 that indicated that, while Jamaica’s financial systems appeared well-capitalized and supervision had been strengthened, there was a need to further strengthen the prudential framework for security dealers, enhance the oversight of conglomerates, and develop and test crisis management systems. The report also recommended that priority be given to overhauling the payments system and introducing a central depository for fixed income securities. In this regard, in May 2009, Jamaica introduced a Central Securities Depository for fixed income securities and in November 2010, the Payment, Clearing and Settlement Act was passed. Many of the recommendations in the 2005 FSAP were implemented as part of the EFF.

An FSAP Development Module for Jamaica was undertaken in April 28 to May 9, 2014. The focus of the mission was to identify constraints to enhancing financial inclusion and covered areas including financing of micro, small and medium-sized enterprises, housing finance, rural/agriculture finance, payment systems and remittances, and consumer protection and financial literacy.

The report noted that the authorities passed the BSA which contained provisions for enhanced supervision of conglomerates, drafted Credit Unions’ regulations and reformed the securities dealers sectors, making less risky business models (collective investments schemes) available to securities dealers. The act represents significant financial infrastructure reforms to improve the credit reporting system, secured transactions, and insolvency framework. However, the report noted that failure of Jamaica to complete its reform effort could have adverse regional repercussions including through financial linkages throughout the Caribbean. It also noted that Jamaica’s authorities should review the implementation of its oversight function ensuring the best balance between competition and cooperation in the credit reporting market. In addition, the report recommended that a comprehensive review of its regulatory framework for the remittances sector be conducted to enable the sector to provide innovative retail remittance products to the beneficiaries at competitive prices over the medium term.

In light of these developments, in 2018, the BOJ carried out a second self-assessment of Jamaica’s observance of the Basel Core Principles for Effective Banking Supervision, in the context of an FSAP review. The FSAP culminated in June 2018, and the scope included assessments of, risks to Jamaica’s financial stability; the regimes for micro- and macro-prudential oversight; and the frameworks for crisis management and other financial system safety net mechanisms. The BOJ played a key role in coordinating activities related to the conduct of the 2018 FSAP. The review emphasized that Jamaica has made considerable progress since the culmination of preceding FSAP, and that the Basel Core Principles for Effective Banking Supervision assessment conducted by the FSAP team are broadly in line with the BOJ’s self-assessment on the framework for prudential supervision.

From a micro-prudential oversight perspective, the review underscored, however, the fact that the enhanced resilience of the financial system depends on, among other things, the continuation of efforts to effectively implement consolidated risk-based supervision and the implementation of more robust capital and liquidity regulatory requirements, consistent with the widely observed Basel requirements

As previously mentioned in this report, the BOJ commenced the implementation of Pillar I of the Basel III framework and the liquidity coverage ratio. Additionally, BOJ continues to roll out risk-based supervision on a solo basis and a Regional Consolidated Supervision Working Group has been established to coordinate the development and implementation of consolidated risk-based supervision across the region.

In relation to the other FSAP recommendations, BOJ continues to advance work with regard to the finalized FSAP report through the development and or updating of relevant policies, standards and supervisory methodologies

Bank of Jamaica Foreign Exchange Intervention and Trading Tool

In an effort to upgrade and modernize its intervention and trading framework for foreign currency, the BOJ, on 26 July 2017, implemented a new tool for its sale and purchase of foreign exchange (“FX”) to market intermediaries. The framework, called BOJ Foreign Exchange Intervention & Trading Tool (“B-FXITT”), is a rule-based, competitive, multiple-price intervention system to buy and sell FX to Authorized Dealers (“Ads”) and eligible cambios. This new framework, is designed to enhance the effectiveness of BOJ’s monetary policy and foreign exchange operations. The implementation of B-FXITT is a fundamental part of the strategy to improve the efficiency and transparency of the foreign exchange market thus providing greater assurance about the availability of foreign currency to the public.

Beginning on June 1, 2020, the BOJ introduced an additional tool in an effort to upgrade and modernize the foreign exchange market. The framework, called the Foreign Exchange Trading Platform (“FXTT”) facilitates real-time electronic FX trading and provides greater access to ADs and eligible cambios to observe trades. In addition, all participating ADs are signatories to the Bank for International Settlements’ (“BIS”) FX Global Code. Compliance with these tenets improves the credibility of FXITT by holding ADs to a global standard of integrity, efficiency and good customer service.

For greater transparency, a select list of large corporate clients involved in the sale and purchase of FX will have access to the system as observers. While they will be unable to trade directly on their own account, these observers will be able to see all daily trades in real time, a tool intended to help them to make informed decisions when approaching the foreign exchange market.

Access to Finance Project

MSMEs are critical to Jamaica’s sustainable economic growth, accounting for 80-90% of the Jamaican economy. To provide greater financial support for MSMEs and foster an environment that promotes these companies’ success, the Government and the World Bank signed a US$15 million loan agreement. The proceeds of this loan will be used for the Access to Finance Project: US$5 million will be used to guarantee MSME loans, another US$5 million will be allocated toward risk capital financing to small firms and the remaining US$5 million will go towards improving the enabling environment for access to finance and business development services for MSMEs.

As of March 31, 2023, the Development Bank of Jamaica (“DBJ”) completed implementation of a redesigned Credit Enhancement Fund (“CEF”) as part of the Access to Finance Project. The redesigned CEF includes changes to the fund’s financial model, internal operational processes and procedures and the development of a training plan, which includes the establishment of a board of trustees for the CEF. DBJ has also revised its partial credit guarantee program to facilitate access to finance opportunities for MSMEs. The full US$5 million has been injected into the CEF and the program has supported an increase in number of guarantees issued to MSMEs to 1,574.

As part of the development of its regulatory framework, DBJ conducted a demand analysis of its portfolio during its most-recent reporting period and commissioned review of its private equity and venture capital taxation framework. In addition, it has concluded design and acquisition activities related to the implementation of an electronic reverse factoring platform which was implemented in the second quarter of 2020. In addition, the DBJ’s efforts to incentivize investments to MSMEs through venture capital funds were further supported through the enactment of the amending legislations to the Pensions (Superannuation Funds and Retirement Schemes) Act in August 2019, which will permit authorized pension funds and retirement schemes to invest in private equity and venture capital funds.

In an effort to further develop the regulatory framework for venture capital investments in MSMEs, the DBJ created a working group under the Access to Finance Steering Committee to review the Final Report on the Legal and Regulatory Framework for Private Equity and Venture Capital in Jamaica and prepare policy proposals for amendments to tax legislation to incentivize venture capitalists to establish equity financing for MSMEs. The recommendations of the steering committee were submitted to the relevant authorities and regulators in July 2021. The steering committee remains active to provide support in having the recommendations accepted and implemented.

With the US$5 million allocated toward risk capital financing to small firms a fund manager was selected to establish an SME Fund. Actus Partners Ltd, a management consultancy firm focused on alternative private equity and venture capital solutions based in London, England, was selected to establish and manage a new small and medium-sized enterprises (“SMEs”) fund based in Jamaica in April 2021.

Actus Partners (fund manager) in partnering with the DBJ (US$5 million) and Victoria Mutual Investment Ltd (US$10 million) have established the Jamaica Actus Small & Medium Enterprises Fund I (“JASMEF”) which will provide growth and risk capital financing to invest in high-growth SMEs in Jamaica, in addition to other investments undertaken in the Caribbean. The fund’s first close of US$15million was completed in June 2022. JASMEF will invest in sectors that particularly promote strong economic growth and development which include key sectors such as technology, climate and renewable energy, agriculture and food security, health and hygiene, tourism, logistics, light manufacturing and business services. According to its managing partners, JASMEF’s overall target is a fund size of up to US$50 million.

In improving the enabling environment for access to finance and business development services for MSMEs, the project has supported 274 MSMEs under the DBJ’s Vouchers for Technical Assistance Program by providing vouchers for technical services, such as business plans, financial statements, and certain other services. A new interactive technological platform for DBJ’s Voucher for Technical Assistance was also supported and developed under the A2F project.

Secured Transactions

MICAF procured the technical assistance from the International Finance Corporation (“IFC”) related to the development of policy proposals for amendments to Security Interests in Personal Property (“SIPP”) Act. The IFC provided key policy recommendations and MICAF continues to consult with key stakeholders from the private sector and the Jamaica Bar Association on the SIPP Act proposals.

Secondary Market Development

MICAF has commissioned a study on the development of secondary markets for the sale of moveable collateral. In January 2020, MICAF held several discussions with key stakeholders, including the BOJ.

Credit Reporting Regime

In October 2018, the BOJ retained the services of an independent consultant to conduct a legal review of the Credit Reporting Act (“CRA”) with the aim of developing policy proposals consistent with international best practices. The matters reviewed include the standardization of reporting templates, the expansion of categories of credit information providers, reciprocity of submission and sharing of credit information and procedures intended to strengthen protection for credit subjects. The final consultancy report was completed at the end of February 2020. In the last quarter of 2020, the industry and other stakeholders were consulted in relation to the recommendations emanating from this report and thereafter the work stream on recommendations for drafting instructions for proposed amendments to the CRA has commenced.

Banking Competition

In October 2019, an independent consultant retained by the BOJ completed its study on the competitive forces that impact the banking sector. The study identified various factors that impact the competitiveness of delivery of financial services, including the regulatory framework for approval of financial services, anti-money laundering and counter-financing of terrorism regulations and Jamaica’s slow pace to adopt financial technology (Fintech). In October 2019, the findings were reported to stakeholders and the final consultancy report included recommendations intended to facilitate greater utilization of agent arrangements for financial services and the adoption of Fintech and digital services for onboarding of customers, including MSMEs.

National Payments Switch

In an effort to address interoperability challenges in electronic retail payment services and to encourage greater financial access to people who do not use banking services, in January 2020 the BOJ invited expressions of interest (EOIs) from companies for proposals to develop a national payment switch. The switch is intended to provide a common platform for consumer access to financial services, including ATMs, mobile payments and internet commerce. At the end of June 2020, the BOJ issued a request for proposal to a short list of candidates identified by the evaluating committee.

Fintech Regulatory Sandbox

In March 2020, the BOJ issued its Fintech Regulatory Sandbox Guidelines. These guidelines will allow regulated entities and Fintech companies that partner with DTIs to apply to have their innovative products tested through a regulatory sandbox approach for a maximum period of twenty-four (24) months. The Fintech Regulatory Sandbox Guidelines are intended to result in greater efficiency in the regulatory process allowing digital innovations to go to market.

Amendments to the Proceeds of Crime Act and Regulations – to Facilitate Stratified CDD Requirements

In November 2019, Parliament passed amendments to the Proceeds of Crime Act (“POCA”) and attendant Regulations, to facilitate a risk-based approach for money-laundering and counter-financing of terrorism oversight by regulated businesses. These amendments will permit regulated businesses, including financial institutions, to develop a risk-based profile for their customers, considering specific consumer profiles, product design (including perhaps transaction limits and account thresholds) and any regulatory guidance issued by a competent authority. Based on this risk profile, a financial institution may apply adopt stratified due diligence based on the assessed money laundering and terrorism financing risk. Consequent on these amendments to both the POCA and the Terrorism Prevention Act the BOJ has commenced the consultation process on amendments and updates to its Guidance Notes to licensees under the BSA which is slated to be completed by end 2023. Further, in order to track ongoing compliance with CDD and RDD requirements as the Designated Authority under POCA, the BOJ developed a reporting template which captures the completeness of KYC information by licensees under the BSA which commenced in 2019. The BOJ will include information on the recent legislative amendments that permit simplified customer due diligence requirements in its Financial Inclusion public sensitization program through radio and digital outreach.

Special Resolution Regime

The Jamaican authorities set out to establish a Special Resolution Regime (“SRR”) for Jamaica, as part of several key reforms set out in the Government of Jamaica’s Memorandum of Economic and Financial Policies to enhance the resilience and stability of the financial system. In order to better align Jamaica’s resolution framework with international standards and practice, BOJ, JDIC and the FSC, under the auspices of the FRC, have engaged technical assistance to address important gaps that would impede the pursuit of timely, efficient and effective resolution of local financial institutions that limit the cost to tax payers.

The main objective of the SRR is to establish and promote private-sector solutions for resolving failed or failing financial institutions. Prioritizing the preservation of financial stability and minimization of the use of public funds. Another key feature of the SRR is the timely determination of an entity becoming non-viable (by way of pre-specified qualitative and quantitative triggers), and to assess whether or not the entity’s non-viability or failure will have a deleterious impact on the stability of the financial system or the continuity of critical financial services.

During 2018, the technical working group comprising of representatives of the FRC continued the work on the development of legislation for the SRR. The proposed SRR framework aims to facilitate the orderly resolution of financial institutions in Jamaica, by aligning Jamaica’s resolution framework with international standards issued by the Financial Stability Board under its Key Attributes of Effective Resolution Regimes for Financial Institutions.

The SRR framework will establish the BOJ as the Resolution Authority. The Resolution Authority will be operationally independent from the BOJ’s supervisory function in order to ensure that those functions are exercised independently to avoid conflicts of interests and to preserve public confidence. The identification of public interest is a necessary pre-condition for taking resolution action in respect of a failing financial institution. The Resolution Authority may use powerful resolution tools to achieve an outcome that is in the public interest. In their decision-making, the Resolution Authority may consider such factors as minimizing costs to taxpayers and limiting disruption in the provision of critical financial services in the event of failure of a financial institution.

The SRR legislation seeks to put in place a suite of administrative mechanisms (resolution tools) that will empower the Resolution Authority to, efficiently resolve systemically important financial institutions before they become completely balance sheet insolvent with limited Court involvement. The legislation will also include insolvency provisions specific to the winding up of insolvent financial institutions or parts of financial groups that are not systemically important. The Government is working towards tabling the SRR legislation in Parliament by March 2024.

Consolidated Supervision and Licensing of Financial Holding Companies.

During 2019, the BOJ in collaboration with the FSC began working on a supervisory methodology related to the oversight of ADs. In addition, in an effort to further enhance the supervision and regulation of financial groups, the Government of Jamaica passed the Banking Services (FHCs) (Licence Application) Rules in November 2019. The rules govern FHCs under the BSA and, among other things, set out the minimum information which must be provided in an application to be licensed as an FHC under the BSA. The BOJ completed the licensing of a systemically important financial group under this rule in May 2021 and a second FHC in September 2022. The BOJ will be reviewing other applications for licensing of FHCs on a phased basis with the expectation of completing the licensing of four additional FHCs by December 2023.

The on-set of the COVID-19 pandemic has impeded the Bank’s ability to successfully deploy the implementation of the risk-based consolidated supervision to all DTIs due to social distancing protocols. However, thus far, the Bank in concert with the FSC has commenced the phased implementation of the consolidated RBS methodology with a pilot systemically important financial group.

The Liquidity Coverage Ratio

As discussed on October 18, 2019, the BOJ published the LCR SSP. This standard aims to ensure that a financial institution has an adequate stock of unencumbered high quality liquid assets, consisting of cash or assets that can be converted into cash at little to no loss of value in private markets to meet its liquidity needs for a 30-calendar day liquidity stress scenario.

The BOJ phased in the LCR over a one-year period beginning at its effective date, November 30, 2019. The minimum requirement was first set at 75% in November 2019 and increased to 100% as at the end of November 2020. Licensees began reporting on November 30, 2019.

The BOJ will now engage the legislative process for implementing the LCR as a Regulation pursuant to section 131(1)(j) of the BSA. The publication of the LCR SSP represented the first phase in this process. The next phase includes the process for finalizing the proposed drafting instructions for the LCR and is well advanced.

The Central Bank Digital Currency

Amendments to the Bank of Jamaica Act 2020 passed into law on June 14, 2022 designated the BOJ as the sole authority to issue the central bank digital currency (“CBDC”), JAM-DEX, which is now legal tender. With the amendments, all references to “notes and coins” are now expanded and replaced with “notes, coins and central bank digital currency” with central bank digital currency defined as a digital form of currency issued by the BOJ that is legal tender in electronic form. The CBDC issued by BOJ is solely for domestic use and the Bank is using the hybrid model for issuing CBDC. BOJ therefore not only issues to commercial banks, but also to other DTIs, including building societies, merchant banks and authorised payment service providers, all licensed or authorised by BOJ. These entities distribute CBDCs to the retail market. The BOJ may make rules and regulations to govern cyber security standards and the interaction between intermediaries and customers in the use of the central bank digital currency, as well as to prescribe the framework under which central bank digital currency is held or used by the public.

The issuance and distribution of the CBDC is fully integrated with the BOJ’s financial market infrastructure, the JamClear® Real Time Gross Settlement System (“RTGS”), leveraging the existing financial and telecommunications infrastructures of the country. It is this consideration and prerequisite that led to BOJ choosing a non-block chain CBDC option.

Both CBDC and physical notes and coins co-exist in the payment space. The value of JAM-DEX issued to date is $257.0 million and there are three wallet providers.

The Stock Market

Jamaica Stock Exchange

The Jamaica Stock Exchange (“JSE”) is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. It is now a public company and was determined by Bloomberg Businessweek in January 2019 to be the world’s best-performing stock market. The JSE is a self-regulatory organization, although the FSC has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 54-year history. The FSC also regulates the Jamaican securities industry. Transactions done on the floor of the JSE are settled using a T+2 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (“ISIN”) for Jamaican securities. In 2012, the JSE was granted approval for Partnership with the Association of National Numbering Agencies and the JSE now assigns ISINs for Jamaican securities.

In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as at May 2000, all securities listed on the JSE are traded remotely from brokers’ offices.

In May 2000, the JSE All Jamaican Composite index was introduced. This index tracks the performance of local companies. In June of the same year, the JSE Select Index was introduced to track the performance of the 15 most liquid stocks on the JSE.

In 2007, the JSE started the process of demutualization, and on June 30, 2008, the JSE became a listed company after listing its Preference Shares. The Preference Shares have been redeemed and consequently delisted on May 31, 2013. In July 2013, the JSE offered 20% of its ordinary shares to the public by way of an IPO and the offer was oversubscribed by 41%. More than 150 applications were received for the offer. The JSE listed the ordinary shares on July 23, 2013.

The JSE launched the Junior Stock Market on April 2, 2009. This market provides an opportunity for local and CARICOM small- and medium-size enterprises to raise capital. The JSE Junior Market has been endorsed by the Jamaican government through a ten-year tax break. As such, a company that lists on the JSE Junior Market is not liable to pay taxes on profits for the first five years and is liable for just 50% of the corporate tax rate for the second five-year period.

The JSE Combined Index started on April 1, 2011, at 86,897.4 points. This index tracks the performance of all the companies that issue ordinary shares listed on both the Main Market and Junior Market of the JSE. In July 2011, the JSE launched the US$ Equities Market which facilitates the trading and settlement of US$ denominated shares. The JSE US$ Equities Market Index, which tracks the performance of companies whose shares trade in US dollars, started at 100 Points and has and has grown to 231.9 points as at March 31, 2023, up from 206.9 points as at March 2022.

In June 2013, the JSE launched the Bond Market which facilitates the trading and settlement of fixed income securities, whether they are corporate bonds, Government of Jamaica securities, the securities of any other sovereign CARICOM country.

In 2019, the JSE launched two indices: the JSE Financial Index and the JSE Manufacturing and Distribution Index. The JSE Financial Index which started on March 1, 2019 at 100 points, has grown to 103.3 points as at March 31, 2020. This new Index tracks the performance of financial services companies, which includes insurance companies, banks, microfinance companies, consumer finance companies and diverse financial services companies that are listed on both the Main Market and Junior Market and trade in J$. The JSE Manufacturing and Distribution Index commenced on October 1, 2019 at 100 points and it tracks the performance of the companies in the manufacturing and distribution industries.

On January 11, 2021, the JSE launched the Private Market which facilitates the listing and trading of private securities that are registered with the FSC in accordance with the FSC guidelines for exempt distributions.

Trading Activity: Main Market

In 2022, market volume including block trades totaled 5.6 billion shares, an increase of 33.2% from the 4.2 billion shares traded in 2021. The value of shares traded in 2022 amounted to J$56.4 billion, a decrease of 11.8% from 2021.

For the period from January to March 2023, market value, including block trades, amounted to over J$8.5 billion, down 42.8% relative to the same period in 2022. Market volume, including blocks, has decreased by 38.2% for the stated period to 902.4 million units, compared to the 1.5 billion units recorded in the same period in 2022. A decrease was experienced in the number of transactions (including blocks) of 28.0% to 48,510 transactions for the period. For the stated period, there were 63 trading days.

At December 31, 2022, market capitalization totaled J$1.76 trillion, up 2.88% from 2021. The top ten listed companies (based on market capitalization) account for approximately 70% of market capitalization, with the top five listed companies accounting for 47% of market capitalization at December 31, 2022. At March 31, 2023, there were 46 domestic companies listed on the JSE Main Market, and market capitalization totaled J$1.68 trillion.

Market volume (excluding blocks) for the period January to March 2023 amounted to 898.4 million units compared to 1.5 billion units for the same period in 2022. This represents a decrease of 561.4 million units, or 38.5%. The market value for the stated period decreased to J$8.3 billion from J$14.8 billion for the same period in 2021. This reflects a decrease of 43.6% or J$6.4 billion.

Between January and March 2023, the number of transactions decreased by 28.1% to 48,490 transactions when compared to the non-block transactions for the same period in 2022. 21 block trades have been processed for the stated period compared to the two block trades in the same period in 2022. Market volume in the block market for the stated period amounted to 4.0 million units compared to 1.0 million units in the comparative period in 2022. The total value of block trades as at March 31, 2023 stands at J$134.0 million relative to J$21.3 million in 2022.

For the year ended December 31, 2022, the month that recorded the largest number of transactions was March with 24,829 transactions. Meanwhile, the month that experienced the least transactions was December with 14,258 transactions. The month of July recorded the smallest monthly volume traded, which amounted to 203.3 million units and October recorded the smallest value traded, which amounted to J$1.6 billion. The month of August registered the highest market volume of 914.3 million units and March recorded the largest market value of J$8.4 billion.

For the year ended December 31, 2022, the main advancers were 1834 Investments Limited, up 70.4% to close at J$1.21, and Supreme Ventures Limited, up 68.2% to close at J$29.93. On the other hand, the main decliners were Sygnus Real Estate Finance Limited, down 39.2% to close at J$10.00, and Salada Foods Jamaica Limited, down 36.9% to close at J$4.17. Trading occurred in 50 ordinary stocks, of which 21 advanced and 28 declined.

The following table shows yearly trading data for the Jamaica Stock Exchange for the period beginning January 2001 to March 31, 2023:

Jamaica Stock Exchange Trading Data – Main Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)
2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	24,237.3	67,586.7	42	10
2004	879,297.2	35,994.8	112,655.5	41	11
2005	839,852.8	40,746.7	104,510.4	41	11
2006	822,862.4	37,041.0	100,678.0	44	11
2007	876,690.6	29,047.4	107,968.0	44	11
2008	597,277.0	67,026.9	80,152.0	45	11
2009	544,882.5	12,190.1	83,321.9	43	11
2010	564,720.7	20,828.6	85,220.8	43	11
2011	619,444.8	20,994.0	95,297.2	40	11
2012	590,637.4	61,109.5	92,101.2	36	11
2013	492,179.9	15,978.2	80,633.5	36	11
2014	296,836.9	12,807.5	76,353.4	36	12
2015	615,559.6	64,647.8	150,692.1	36	12
2016	697,446.8	48,449.6	192,276.6	35	12
2017	1,048,740.0	36,689.8	288,382.0	36	13
2018	1,383,834.9	75,469.5	379,790.8	39	13
2019	1,929,947.7	100,056.5	509,916.4	45	13

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)
2020	1,547,121.9	55,824.3	395,614.9	49	13
2021	1,713,866.5	63,926.9	396,155.6	51	14
2022	1,763,189.9	56,356.5	355,896.6	52	15
January to March 2023	1,682,664.8	8,459.7	340,535.9	51	15

Source: Jamaica Stock Exchange.

Main Market Index

As at the end of March 2023, relative to the same period last year, all the indices in the main market recorded declines. The Main JSE Index decreased by 12.96% and the All Jamaican Composite Index decreased by 13.3%. At the same time the JSE Select Index, which tracks the 15 most liquid stocks, recorded a decrease of 18.0%. The JSE Combined Index, which tracks the main market and the junior market companies, decreased by 12.7% at the end of the period.

The following table shows the market indices as at March 31, 2023:

Index	Value 2023 points	Point change(1)	Percent change(1)
Main JSE Index	340,535.88	-15,360.76	-4.32
All Jamaican Composite Index	383,757.21	-19,323.15	-4.79
JSE Select Index	8,246.44	-650.04	-7.31
JSE Combined Index	352,487.53	-16,104.45	-4.37
JSE Jnr Market Index	3,795.21	-191.23	-4.80

(1)	Measured against December 2022.

Source: Jamaica Stock Exchange.

For the year ended December 31, 2022, on average the ordinary stock prices depreciated by 0.37% and the advance decline ratio was 21:28.

Trading Activity Junior Market

On April 2, 2009, the JSE launched its Junior Market. The total volume traded amounted to 4.7 billion units valued at J$16.4 billion in 2022. For the period January 1, 2023 to March 31, 2023, volume amounted to 1.0 billion units with a value of J$2.3 billion.

For the year ended December 31, 2022, the JSE Junior Market Index increased by 16.3% to close at 3,986.44 points. For the period January 1, 2023 to March 31, 2023, the JSE Junior Market Index decreased by 4.8% to close at 3,795.21 points.

As at March 31, 2023, the market capitalization of the Junior Market amounted to J$187.4 billion and there were 48 domestic companies listed on the Junior Market.

Market volume for the period January 1, 2023 to March 31, 2023 amounted to 1.0 billion units, compared to 1.2 billion units in the same period of 2022. The number of transactions decreased to 41,248 from 66,973 for the same period in 2022. Correspondingly, market value decreased to J$2.3 billion from J$4.6 billion for the same period in 2022.

There were 63 days of trading for the period from January 1, 2023 to March 31, 2023.

The following table shows yearly trading data for the JSE Junior Market for the period from January 2011 to March 31, 2023:

Jamaica Stock Exchange Junior Market Trading Data – Junior Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies
	(in millions of J$)	(in millions of J$)
2011	23,595.0	1,247.9	748.9	12
2012	22,101.6	5,185.3	647.8	16
2013	27,391.1	1,386.0	757.9	21
2014	26,097.1	2,002.9	687.9	23
2015	67,946.7	7,429.7	1,791.0	23
2016	103,417.6	5,067.3	2,593.7	29
2017	114,795.2	6,863.7	2,732.1	34
2018	139,776.8	5,848.8	3,246.8	36
2019	151,356.4	12,442.2	3,348.9	41
2020	119,969.8	5,189.3	2,643.4	41
2021	157,557.9	7,113.3	3,428.3	41
2022	194,289.8	16,377.8	3,986.4	47
January to March 2023	187,383.7	2,347.9	3,795.2	48

Source: Jamaica Stock Exchange.

JSE Junior Market Index

The JSE Junior Market Index started the year 2022 at 3,428.3 points and at December 31, 2022 the Index closed at 3,986.4 points. This represented an increase of 16.3%. The index closed at 3,795.2 points as at March 31, 2023. During 2022, there were six ordinary share listings bringing the total listings on the JSE Junior Market to 48 and the total listed companies to 47 as at December 31, 2022. During the period from January 1, 2023 to March 31, 2023, one company listed securities on the JSE Junior Market.

Market Developments

As at March 31, 2023, the total number of companies listed on the Main Market stood at 51 while the total number of companies listed on the Junior Market stood at 48. There were 21 preference share listings as at March 31, 2023 on the Main Market. As at March 31, 2023, the number of companies listed on the USD market stood at 13 companies: 9 ordinary share and 8 preference share listings. As at March 31, 2023, there were 6 securities listed on the JSE Bond Market.

As at March 31, 2023, there were nine securities listed on the JSE Private Market.